Form 10-K, Exhibit 13
period 1995-12-31
MATEC CORP/DE/
filed 1996-03-27
CIK 85608

                       COMMON STOCK INFORMATION

MATEC common stock is listed and traded on the American Stock Exchange under the symbol MXC. The range of high and low prices during each quarter for the past two years is shown below:

For the years ended December 31,       1995                 1994
---------------------------------------------------------------------
                                  High     Low         High     Low
---------------------------------------------------------------------
 4th quarter                     4 5/8    3 7/8       4 5/8    4
 3rd quarter                     4 3/4    3 7/8       4 3/4    3 5/8
 2nd quarter                     4 5/8    3 7/8       3 7/8    3 1/2
 1st quarter                     4 1/2    4           4 1/8    3 3/4

The Company paid no dividend in 1995 or 1994. Under the Term Debt
Agreement, the Company is restricted to the amount of cash dividends paid in any one year. See Note 9 of the Notes to Consolidated Financial Statements.

The approximate number of stockholders of record on February 29, 1996 was 3,100. This number does not include stockholders for whom shares are held in a "nominee" or "street" name.





















(Remaining information on "inside front cover" not incorporated by reference.)





inside front cover

Five Year Financial Summary

Years Ended December 31,                             1995      1994      1993      1992      1991
---------------------------------------------------------------------------------------------------
                                                         (in thousands, except per share data)
Continuing operations:
  Net sales                                         $28,837   $24,229   $19,899   $19,732   $19,527
  Gross profit                                        8,314     7,201     5,212     5,337     6,387
  Earnings (loss) before income taxes and cumulative
   effect of accounting change                          522      (156)   (1,765)   (1,339)      892
  Income taxes (benefit)                                219       (42)     (612)     (431)      363
  Earnings (loss) before cumulative effect
   of accounting change                                 303      (114)   (1,153)     (908)      529
Discontinued operations - net                             -         -     1,286       184       695
Cumulative effect of accounting change                    -         -       135         -         -
---------------------------------------------------------------------------------------------------
Net earnings (loss)                                 $   303   $  (114)  $   268   $  (724)  $ 1,224
===================================================================================================
Earnings (loss) per share:
  Continuing operations                             $   .11   $  (.04)  $  (.40)  $  (.31)  $   .18
  Discontinued operations                                 -         -       .44       .06       .24
  Cumulative effect of accounting change                  -         -       .05         -         -
---------------------------------------------------------------------------------------------------
Earnings (loss)                                     $   .11   $  (.04)  $   .09   $  (.25)  $   .42
===================================================================================================
Average shares outstanding                            2,765     2,765     2,884     2,896     2,900
===================================================================================================
Cash dividends per share                            $     -   $     -   $     -   $   .10   $   .10
===================================================================================================
Total assets, end of year:
  Continuing operations                             $24,225   $20,448   $18,063   $15,658   $16,201
  Discontinued operations                                 -         -         -     2,210     2,207
---------------------------------------------------------------------------------------------------
                                                    $24,225   $20,448   $18,063   $17,868   $18,408
===================================================================================================
Long-term debt, end of year                         $ 2,180   $   428   $   652   $ 1,102   $ 1,356
===================================================================================================

Management's Discussion and Analysis

Financial Condition

Cash and cash equivalents increased $286,000 from December 31, 1994 and the Company borrowed $3,520,000 through the use of its line of credit arrangement and the issuance of term debt. The main uses of the cash were operations ($1,880,000) and capital expenditures ($1,354,000).

Increases in working capital components, partially offset by depreciation expense of $1,271,000, were the main uses of cash by operations. While all segments reported higher levels of inventory, an increase of $1,745,000 in the electronics segment inventory accounted for the majority of the overall change. The higher levels of inventory in the electronics segment are mainly needed to support the increased levels of current and projected future business and to meet customer demands for quick delivery of product.

The increase in accounts receivable is attributable to the higher overall sales volume.

Capital expenditures amounted to $1,354,000 during 1995 with additions of $923,000 in the steel cable segment accounting for the majority of the increase. These additions are mainly geared toward adding new and upgrading existing production capabilities and processes within this segment. Capital expenditures for 1996 are planned to approximate $1,800,000 with additions of $1,100,000 and $500,000 projected for the electronics and steel cable segments, respectively. These additions will mainly be focused on adding additional capacity, manufacturing cost reductions, and upgrading existing production capabilities.

During the year, the Company obtained $2 million in secured term debt financing due in 2000. As part of the agreement, the lender was issued warrants to purchase 85,000 shares of the Company's common stock. The Company believes that this transaction improves the overall debt structure and provides financing flexibility necessary to continue to grow the business.

In addition, the Company has secured lines of credit with banks totaling $2,850,000. At December 31, 1995, the unused portion of these lines was $415,000.

The Company believes that based on its current working capital, the expected cash flows from operations, and its current debt arrangements its resources are sufficient to meet the financial needs and to fund the capital expenditures for the projected levels of business in 1996.

New Accounting Standards
The Company has not yet adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and SFAS No. 123, "Accounting for Stock-Based Compensation". Adoption of both Statements is required in 1996. The adoption of SFAS No. 121 is not expected to have a material impact on the Company's financial statements. As allowed by SFAS 123, the Company will continue to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" for employee stock compensation measurement. The anticipated effect of adopting this new standard is not expected to have a material effect on the Company's financial position or results of operations.

Results of Operations -- Overview -- 1995 versus 1994

Net sales increased $4,608,000 (19%) in 1995 to $28,837,000, mainly as a result of the record sales level reported in the electronics segment.

The overall gross profit percentage decreased from 30% in 1994 to 29% in 1995 as lower margins in the steel cable and instruments segments exceeded the improved margin in the electronics segment.

Selling and administrative expenses increased $570,000 (9%) over 1994 mainly due to higher selling expenses in the electronics and instruments segments.

The $426,000 (44%) reduction in research and development expenses was principally a result of lower expenses in the electronics and instruments segments.

Other income (expense), net amounted to $374,000 of expense in 1995 compared to $82,000 of expense in 1994. Interest expense increased $337,000 over 1994 due to the higher levels of short and long-term debt. The real estate operations loss declined $13,000 from 1994 mainly as a result of lower overall operating expenses. Other income includes $26,000 of dividend income in 1995.

The effective income tax rate in 1995 was 42% compared to a benefit rate of 27% in 1994. The difference in rates is mainly due to the effective state income tax rate and the limited state tax benefit of operating losses within a state. As disclosed in the Notes to Consolidated Financial Statements, the Company recorded a valuation allowance to fully reserve for the potential state tax benefits of the state net operating loss carryforwards during both years. The change in the valuation allowance in 1995 includes the utilization of a portion of prior year state net operating loss carryforwards.

Based on the higher sales level, the increased gross margin and the lower percentage of operating expenses to sales, operating profit was $896,000 in 1995 versus an operating loss of $73,000 in 1994. Nonoperating expenses increased $291,000 over 1994 mainly as a result of increased interest expense. As a result, the Company reported a pre-tax profit from continuing operations of $522,000 in 1995 versus a loss of $156,000 in 1994. The after tax earnings amounted to $303,000 in 1995 compared to a loss of $114,000 in 1994.

Business Segment Results -- 1995 versus 1994

Sales in the electronics segment increased $4,646,000 (56%) over 1994 as all product lines reported significant increases. The sales increases were mainly attributable to higher sales to both OEM and contract manufacturers in the telecommunications market and to the distributor markets. The overall gross profit percentage increased 36% over last year mainly as a result of the favorable effects of allocating the fixed overhead expenses over the increased sales level and manufacturing efficiencies and product yield improvements on internally manufactured products. Total operating expenses remained level with 1994 as lower general and administrative and research and development expenses were offset by a 24% rise in selling expenses. The reduction in G&A expense was due to lower personnel expenses. The decrease in R&D expenses resulted from the completion of product and process development projects in late 1994. Increased sales commission, personnel, and advertising expenses were the major items causing the higher selling expense. As a result of the significant increase in sales and gross margin, coupled with level overall operating expenses, the electronics segment's operating profit rose to $1,870,000 compared to an operating loss of $63,000 in 1994.

Sales in the steel cable segment decreased $369,000 (4%) from 1994. While sales to most major markets were comparable to last year, sales to the fitness equipment market dropped about $750,000. The Company continues to pursue product opportunities in the automotive market and other markets it serves, but continues to see softness in the fitness equipment, aerospace and government markets. The overall gross profit percentage decreased about 20% from 1994, prior to the favorable effects of the LIFO adjustment in 1994.

The lower margin resulted from the start-up expenses and operating inefficiencies associated with several new programs beginning production during the year, increased depreciation expense, and the effect of the fixed operating costs over the lower sales volume. Total operating expenses increased 7% over last year primarily due to legal fees related to a suit against a former sales representative. As a result of the lower sales, the reduced gross margin and the increased operating expenses, the steel cable segment reported an operating loss of $261,000 compared to an operating profit of $628,000 in 1994.

The instruments segment reported a 6% increase in sales over 1994 to a record level of $6,178,000. Higher sales to the NDT/NDE markets partially offset by a 9% decrease in sales to both the colloidal and medical research markets accounted for the net sales gain. The increased sales to the NDT/NDE markets were attributable to higher sales of the Company's custom test systems. The reduction in sales to the colloidal market was due to lower foreign sales of the ESA product partially offset by increased sales of the CHDF product. Lower foreign sales was the main reason for the decrease in sales to the medical research market. The overall gross profit percentage decreased 7% from 1994 as a result of higher occupancy costs due to increased space requirements, increased personnel costs caused by additional employees and changes in the product mix of sales. Total operating expenses increased 5% over 1994 as higher selling expenses were partially offset by lower R&D expenses. Increased advertising, promotional and commission expenses accounted for the higher selling expenses. The decrease in R&D expense was mainly attributable to a reduction in expenses associated with the development of the AcoustoSizer(TM) partially offset by increased product development expenses in the medical research and NDT/NDE market segments. While sales increased slightly over 1994, lower gross margins and higher operating expenses resulted in the instruments segment reporting $298,000 in operating profit versus an operating profit of $404,000 in 1994.

Results of Operations -- Overview -- 1994 versus 1993

Net sales rose $4,330,000 (22%) in 1994 to a record level of $24,229,000 as all three segments reported sales increases.

The overall gross profit percentage improved to 30% in 1994 from 26% in 1993 and was attributable to higher margins achieved in all segments. The increased margin in the steel cable segment during 1994 was mainly attributable to the favorable LIFO adjustment.

Selling and administrative expenses increased $549,000 (10%) over 1993 principally as a result of higher selling expenses in the instruments and electronics segments.

The $94,000 (9%) decrease in research and development expenses was mainly due to lower expenses in the instruments segment.

Other income (expense), net amounted to $82,000 in expense in 1994 compared to $157,000 in expense in 1993. The real estate operations generated a loss of $68,000 in 1994 compared to a $125,000 loss in 1993. The reduction in loss was mainly due to a combination of higher rental income and lower operating expenses. Interest expense decreased $22,000 from 1993 primarily due to lower levels of short-term borrowings.

The effective income tax rate for 1994 was a benefit of 27% compared to a benefit of 35% in 1993. The difference in the applicable rates is primarily due to the effect of nondeductible expenses in 1994.

As a result of both significantly higher sales and an overall increase in the gross margin percentage compared to last year, the operating loss decreased from $1,608,000 in 1993 to $73,000 in 1994. Non-operating expense declined $74,000 due to a lower real estate operations loss and decreased interest expense. As a result, the Company reported a pre-tax loss from continuing operations of $156,000 in 1994 versus a loss of $1,765,000 in 1993. The after tax loss amounted to $114,000 in 1994 compared to a loss of $1,153,000 in 1993.

Business Segment Results -- 1994 versus 1993

Steel cable segment sales increased $1,028,000 (11%) over 1993. This improvement resulted from a 19% increase in the sales of assembly products, partially offset by a 16% decrease in bulk cable sales. Higher sales to the automotive and marine markets, partially offset by lower sales to the fitness equipment market, accounted for the sales increase in assembly products. Lower sales to the government and the aerospace market contributed to the decrease in bulk cable sales. The Company continues to actively pursue assembly product opportunities within the markets it serves. The Company continues to see softness in the fitness equipment, aerospace, and government markets. Prior to the favorable effects of the $151,000 LIFO adjustment this year, the overall gross profit percentage increased slightly over 1993. Total operating expenses decreased slightly from last year mainly due to lower advertising and related expenses. As a result of the higher sales level, the increase in overall margin, and the slight reduction in operating expenses, the operating profit in the steel cable segment increased to $628,000 in 1994 versus a $160,000 operating profit in 1993.

The instruments segment sales rose $1,857,000 (47%) over 1993 to a record level of $5,847,000. About 65% of the sales increase was attributable to higher export sales. The majority of the sales improvement was generated by increased sales to the colloidal market and to a lesser extent, higher sales to the nondestructive testing/evaluation markets. Sales to the medical research market remained relatively flat with 1993. The sales increase in the colloidal market was primarily due to unit sales of the AcoustoSizer(TM), the Company's new instrument that was introduced in December 1993. The overall gross profit percentage increased 6% as a result of the manufacturing efficiencies from the higher sales volume and a lower provision for obsolete inventory. Higher selling expenses, offset by a $110,000 reduction in research and development expenses, accounted for the $211,000 (9%) increase in total operating expenses. Increased advertising and promotion expense to promote the AcoustoSizer, and higher commission expense due to the increased sales level were the main reasons for the selling expense increase. The reduction in research and development expense was primarily attributable to lower expenses related to the development of the AcoustoSizer. As a result of the increased sales level and the improved margins, offset in part by the higher operating expenses, the instruments segment reported an operating profit of $404,000 in 1994 compared to an operating loss of $445,000 in 1993.

Sales in the electronics segment increased $1,445,000 (21%) over 1993. The improvement in sales was attributable to higher sales to both OEM and contract manufacturers in the telecommunications market and to the distributor markets. All major product areas reported sales gains over the prior year. The overall gross profit percentage improved 17% over 1993 partly as a result of increased sales of internally manufactured products which produce a higher margin than that from the resale of imported product. In addition, manufacturing efficiencies and product yield improvements and a lower provision for slow-moving inventory contributed to the higher margin. Total operating expenses increased $258,000 (17%) over 1993 primarily due to higher selling expenses. Increases in personnel, advertising and product promotion, and sales commission expenses accounted for the higher selling expense. As a result of the higher sales and improvement in the overall margins, partially offset by increased operating expenses, the electronics segment's operating loss decreased from $322,000 in 1993 to $63,000 in 1994.

Consolidated Balance Sheets

December 31,                                         1995         1994
--------------------------------------------------------------------------
Assets
Current assets:
 Cash and cash equivalents                       $   830,340  $   544,455
 Receivables, net                                  5,672,411    4,852,046
 Inventories                                       7,719,160    5,628,541
 Deferred income taxes and other current assets    1,032,328    1,144,896
--------------------------------------------------------------------------
 Total current assets                             15,254,239   12,169,938
--------------------------------------------------------------------------
Property, plant and equipment, at cost:
 Land and improvements                             1,005,895      996,033
 Buildings and improvements                        6,149,253    6,044,175
 Machinery and equipment                          11,177,306   10,433,916
--------------------------------------------------------------------------
                                                  18,332,454   17,474,124
 Less accumulated depreciation                    11,637,820   10,887,500
--------------------------------------------------------------------------
                                                   6,694,634    6,586,624
--------------------------------------------------------------------------
Other assets:
 Marketable equity securities                      2,134,799    1,552,581
 Miscellaneous                                       140,907      139,319
--------------------------------------------------------------------------
                                                 $24,224,579  $20,448,462
==========================================================================
Liabilities and Stockholders' Equity
Current liabilities:
 Notes payable                                   $ 2,435,000  $   915,000
 Current portion of long-term debt                   228,333      223,333
 Accounts payable                                  2,636,689    3,151,971
 Accrued liabilities                               1,378,184    1,374,270
 Income taxes                                        350,305      326,097
--------------------------------------------------------------------------
 Total current liabilities                         7,028,511    5,990,671
--------------------------------------------------------------------------
Deferred income taxes                              1,435,568    1,123,772
Long-term debt                                     2,179,960      428,333
Stockholders' equity:
  Preferred stock, $1.00 par value-
   Authorized 1,000,000 shares; issued, none               -            -
  Common stock, $.05 par value-Authorized
   10,000,000 shares; issued 3,793,695 shares        189,685      189,685
  Capital surplus                                  6,397,485    6,374,485
  Retained earnings                               11,030,591   10,727,167
  Net unrealized gain on marketable
   equity securities                               1,181,415      832,197
  Treasury stock at cost, 1,029,315 and
   1,029,145 shares                               (5,218,636)  (5,217,848)
--------------------------------------------------------------------------
  Total stockholders' equity                      13,580,540   12,905,686
--------------------------------------------------------------------------
                                                 $24,224,579  $20,448,462
=========================================================================
See notes to consolidated financial statements.

Consolidated Statements of Operations

For the Years Ended December 31,                   1995           1994           1993
-----------------------------------------------------------------------------------------
Net sales                                      $28,837,026    $24,228,683    $19,899,113
Cost of sales                                   20,522,548     17,028,131     14,687,529
-----------------------------------------------------------------------------------------
  Gross profit                                   8,314,478      7,200,552      5,211,584
-----------------------------------------------------------------------------------------
Selling and administrative expenses              6,882,748      6,312,283      5,763,636
Research and development expenses                  535,619        961,768      1,056,219
----------------------------------------------------------------------------------------
                                                 7,418,367      7,274,051      6,819,855
----------------------------------------------------------------------------------------
  Operating profit (loss)                          896,111        (73,499)    (1,608,271)

Other income (expense):
  Interest expense                                (374,832)       (37,691)       (59,367)
  Other, net                                         1,145        (44,669)       (97,529)
-----------------------------------------------------------------------------------------
                                                  (373,687)       (82,360)      (156,896)
-----------------------------------------------------------------------------------------
Earnings (loss) from continuing operations
 before income taxes and cumulative
 effect of accounting change                       522,424       (155,859)    (1,765,167)
Income tax (expense) benefit                      (219,000)        42,000        612,000
-----------------------------------------------------------------------------------------
Earnings (loss) from continuing operations
 before cumulative effect of accounting change     303,424       (113,859)    (1,153,167)
Earnings from discontinued operations                    -              -      1,285,804
-----------------------------------------------------------------------------------------
Earnings (loss) before cumulative effect of
 accounting change                                 303,424       (113,859)       132,637
Cumulative effect of accounting change                   -              -        135,000
-----------------------------------------------------------------------------------------
Net earnings (loss)                            $   303,424    $  (113,859)   $   267,637
=========================================================================================
Earnings (loss) per share:
 Continuing operations before cumulative
  effect of accounting change                  $       .11    $      (.04)   $      (.40)
 Discontinued operations                                 -              -            .44
 Cumulative effect of accounting change                  -              -            .05
-----------------------------------------------------------------------------------------
                                               $       .11    $      (.04)   $       .09
=========================================================================================


See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
For the Years Ended December 31,                                    1995         1994            1993
----------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
 Earnings (loss) from continuing operations before
  accounting change                                           $   303,424    $  (113,859)    $(1,153,167)
 Adjustments to reconcile net earnings (loss) to net cash
  provided (used) by operating activities:
 Depreciation and amortization                                  1,270,785      1,101,471         997,742
 Changes in deferred income taxes                                 132,000        (42,000)         92,000
 Other                                                              2,960              -               -
 Changes in assets and liabilities:
   Receivables, net                                            (1,070,365)    (1,363,072)        629,434
   Inventories                                                 (2,090,619)    (1,915,987)        423,655
   Other current assets                                            58,936       (163,054)         (9,624)
   Accounts payable and accrued liabilities                      (511,368)     1,874,927         340,014
   Income taxes, net                                               24,636        159,830        (738,248)
---------------------------------------------------------------------------------------------------------
 Net cash provided (used) by operating activities              (1,879,611)      (461,744)        581,806
---------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
 Capital expenditures, net                                     (1,354,383)    (1,903,830)       (860,880)
 Purchases of marketable equity securities                              -       (150,000)       (300,001)
 Collection of amount due from sale of discontinued operations    250,000        155,000               -
 Other, net                                                       (26,000)       (22,688)        (92,201)
---------------------------------------------------------------------------------------------------------
 Net cash (used) by investing activities                       (1,130,383)    (1,921,518)     (1,253,082)
---------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
 Proceeds from issuance of long-term debt and warrants          2,000,000              -               -
 Net borrowings (repayments) under lines of credit              1,520,000        915,000        (850,000)
 Payments on long-term debt                                      (223,333)      (208,334)       (496,432)
 Purchases of common stock, net                                      (788)          (881)       (504,054)
---------------------------------------------------------------------------------------------------------
  Net cash provided (used) by financing activities              3,295,879        705,785      (1,850,486)
---------------------------------------------------------------------------------------------------------
Cash Provided by Discontinued Operations                                -              -       4,030,039
Net Increase (Decrease) in Cash and Cash Equivalents              285,885     (1,677,477)      1,508,277
Cash and Cash Equivalents at beginning of year                    544,455      2,221,932         713,655
---------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at end of year                      $   830,340    $   544,455     $ 2,221,932
=========================================================================================================
Supplemental Disclosures of Cash Flow Information
  Cash paid during the year by continuing operations for:
  Interest                                                    $   403,462    $    78,879     $   120,078
  Income taxes                                                $         -    $    25,620     $    45,655


Noncash Investing and Financing Activities:
Under Statement of Financial Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company recorded the following increases (decreases):

                                          1995        1994         1993
--------------------------------------------------------------------------
Marketable Equity Securities          $   582,000  $ (248,000)  $1,090,000
Deferred Income Taxes                     233,000    (100,000)     110,000
Net Unrealized Gain on Marketable
 Equity Securities                        349,000    (148,000)     980,000

In connection with the sale of its Alloy Surfaces Company, Inc. subsidiary in 1993, the Company recorded a $405,000 receivable.

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
                                                                                      Unrealized
                                                                                      Gain (Loss)
                                                                                         on
                                                                                      Marketable
                                    Common Stock           Capital       Retained       Equity        Treasury
                                 Shares       Amount       Surplus       Earnings     Securities        Stock
----------------------------------------------------------------------------------------------------------------
Balance, January 1, 1993        3,793,695    $189,685    $6,374,485    $10,573,389    $        -    $(4,712,913)
Net earnings                            -           -             -        267,637             -              -
Purchases of common stock, net          -           -             -              -             -       (504,054)
Unrealized gain on marketable
 equity securities                      -           -             -              -       979,818              -
----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993      3,793,695     189,685     6,374,485     10,841,026       979,818     (5,216,967)
Net (loss)                              -           -             -       (113,859)            -              -
Purchases of common stock               -           -             -              -             -           (881)
Unrealized (loss) on marketable
 equity securities                      -           -             -              -      (147,621)             -
----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994      3,793,695     189,685     6,374,485     10,727,167       832,197     (5,217,848)
Net earnings                            -           -             -        303,424             -              -
Purchases of common stock               -           -             -              -             -           (788)
Unrealized gain on marketable
 equity securities                      -           -             -              -       349,218              -
Issuance of detachable
  common stock purchase
  warrants                              -           -        23,000              -             -              -
----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995      3,793,695    $189,685    $6,397,485    $11,030,591    $1,181,415    $(5,218,636)
================================================================================================================


See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies:

    Principles of consolidation -- The accompanying consolidated financial statements include the accounts of MATEC Corporation and its wholly owned subsidiaries. Significant intercompany balances and transactions have been eliminated in consolidation.

    Use of estimates -- The preparation of the Company's financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates. Estimates include reserves for accounts receivable and inventory, useful lives of property, plant and equipment, accrued liabilities, and deferred income taxes.

    Fair value of financial instruments -- Statement of Financial Accounting Standards No. 107 "Disclosures About Fair Value of Financial Instruments" requires disclosure of the fair value of certain financial instruments. The carrying amounts of cash, cash equivalents, accounts payable and accrued expenses approximate fair value because of their short-term nature. Marketable equity securities are recorded in the financial statements at aggregate fair value. The carrying amounts of the Company's debt instruments approximate fair value (Notes 8 and 9).

    Cash equivalents -- For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates market value.

    Inventories -- Inventories are stated at the lower of cost or market. Steel cable product inventory costs are determined by the last-in, first-out method (LIFO). The remaining product inventory costs are determined by the first-in, first-out method (FIFO).

    Property, plant and equipment -- The Company uses the straight-line method of providing for depreciation and amortization of property, plant and equipment for financial reporting purposes and accelerated methods for tax purposes. The estimated lives used to compute depreciation and amortization are as follows: land improvements - 10 years, buildings and improvements - 15 to 40 years and machinery and equipment - 3 to 10 years.

    Marketable equity securities -- Marketable equity securities consist of common stocks and are valued under Statement of Financial Accounting Standards No. 115 ("SFAS 115") "Accounting for Certain Investments in Debt and Equity Securities". Under SFAS 115, the Company has classified these securities as "available for sale" and are valued at fair value, with unrealized gains, net of taxes excluded from earnings and reported as a separate component of stockholders' equity.

Notes continued

    At December 31, 1995 and 1994, the fair market value (based on quoted market prices) of these securities was $2,134,799 and $1,552,581, respectively, and the amortized cost was $710,384. Gross unrealized gains amounted to $1,424,415 and $842,197 at December 31, 1995 and 1994,
respectively, and there were no unrealized loses at either date. During 1995, the Company recorded a $349,218 increase in the "Unrealized Gain
(Loss) on Marketable Equity Securities" component of stockholders' equity and a $147,621 decrease in the same account during 1994.

    Revenue recognition -- Revenue is recognized when product is shipped.

    Income taxes -- The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 ("SFAS 109") "Accounting for Income Taxes". This Statement requires the Company to compute deferred income taxes based on the differences between the financial statement and tax basis of assets and liabilities using enacted rates in effect in the years in which the differences are expected to reverse.

    Earnings (loss) per share -- Earnings (loss) per share have been computed based on the weighted average number of shares outstanding during the years -- 2,764,503 shares in 1995, 2,764,687 shares in 1994 and
2,883,712 shares in 1993. No effect has been given to outstanding stock options and warrants as no material dilutive effect would result from the exercise of these items.

(2) Discontinued Operations: In September 1993, the Company sold the stock of its Alloy Surfaces Company, Inc. ("Alloy") subsidiary for approximately $4.3 million in cash and $405,000 in receivables. The gain on the sale was $1,068,000 after a tax provision of $570,000. Accordingly, the operating results of Alloy have been reported as discontinued operations.
    The earnings relating to Alloy for 1993 are comprised of the following:
                                                                   1993
--------------------------------------------------------------------------
Earnings from operations (less applicable income
 taxes of $95,000)                                              $  152,904
Gain on disposal (less applicable income taxes of $570,000)      1,067,900
Cumulative effect of income tax accounting change                   65,000
--------------------------------------------------------------------------
Earnings from discontinued operations                           $1,285,804
==========================================================================

(3) Receivables, net: Receivables, net of allowances, consist of the following:
                                                      1995         1994
--------------------------------------------------------------------------
Accounts receivable, less allowance for doubtful
  accounts of $194,000 and $199,000                $5,672,411   $4,602,046
Amount due on the sale of Alloy Surfaces Co., Inc           -      250,000
--------------------------------------------------------------------------
                                                   $5,672,411   $4,852,046
==========================================================================

Notes continued
(4) Inventories: Inventories consist of the following:
                                                      1995         1994
--------------------------------------------------------------------------
Raw materials                                      $3,415,021   $3,006,702
Work in process                                       925,168      698,022
Finished goods                                      3,378,971    1,923,817
--------------------------------------------------------------------------
                                                   $7,719,160   $5,628,541
==========================================================================
    Inventories of $2,897,000 in 1995 and $2,752,000 in 1994 are
determined by the LIFO method. In 1995 and 1994 the amounts of LIFO inventories were approximately $23,000 and $45,000 less than the amount of such inventories determined on the FIFO basis.

(5) Income Taxes: The components of the provision (benefit) for income taxes are as follows:
                                            1995        1994      1993
--------------------------------------------------------------------------
Current provision (benefit):
   Federal                                $       -  $       -  $(704,000)
   State                                     87,000          -          -
--------------------------------------------------------------------------
                                             87,000          -   (704,000)
--------------------------------------------------------------------------
Deferred provision (benefit):
   Federal                                  133,000    (62,000)    92,000
   State                                     (1,000)    20,000          -
--------------------------------------------------------------------------
                                            132,000    (42,000)    92,000
--------------------------------------------------------------------------
   Total                                  $ 219,000  $ (42,000) $(612,000)
==========================================================================
    The tax effects of significant items comprising the Company's net deferred tax liability as of December 31, 1995 and 1994 are as follows:
                                                     1995         1994
--------------------------------------------------------------------------
Deferred tax liabilities:
   Depreciation                                   $  584,700   $  598,600
   DISC commissions                                  535,200      468,000
   Unrealized gain on marketable equity securities   243,000       10,300
   Installment sale                                        -       25,700
--------------------------------------------------------------------------
   Total deferred tax liabilities                  1,362,900    1,102,600
--------------------------------------------------------------------------
Deferred tax assets:
   Inventory reserves                                485,600      481,400
   State net operating loss carryforwards            311,600      264,800
   Federal net operating loss carryforwards           18,700       94,700
   Allowance for doubtful accounts                    70,800       80,000
   Accrued expenses                                  100,400      124,300
--------------------------------------------------------------------------
   Total deferred tax assets                         987,100    1,045,200
Valuation allowance                                 (311,600)    (264,800)
--------------------------------------------------------------------------
   Deferred tax assets, net                          675,500      780,400
--------------------------------------------------------------------------
Net deferred tax liabilities                      $  687,400   $  322,200
==========================================================================

Notes continued
    Other current assets include deferred income taxes of $748,000 and $802,000 in 1995 and 1994.

    Valuation allowances have been provided at December 31, 1995 and 1994 for "state net operating loss carryforwards". The allowances have been recorded since it is more likely than not that the Company may not be able to generate operating income to realize the benefit of these losses, by the expiration dates beginning in 1997.
    The valuation allowance increased slightly during 1995 as a result of additional state net operating losses in 1995.

    The total income tax provision (benefit) differs from that computed by applying the Federal income tax rate to income before income taxes. The reasons for the difference are as follows:
                                           1995       1994        1993
--------------------------------------------------------------------------
Income taxes at statutory rates          $ 177,624  $ (52,992)  $(600,157)
State income tax, net of Federal
 tax benefit                                57,000     13,000           -
Benefit of state operating
 loss carryforward                         (25,000)         -           -
Non-deductible expenses                     17,000     15,000       8,000
Other, net                                  (7,624)   (17,008)    (19,843)
--------------------------------------------------------------------------
                                         $ 219,000  $ (42,000)  $(612,000)
==========================================================================

(6) Profit Sharing and Savings Plan: The Company has a trusteed profit sharing 401(k) plan that covers all qualified employees. Under the profit sharing section of the plan, the Company may make contributions to the plan at the discretion of the Board of Directors. Under the 401(k) section of the plan, the Company matched 50% of employee contributions up to 6% of compensation. Total Company contributions charged to operations were $142,000 in 1995, $115,000 in 1994 and $103,300 in 1993.

(7)  Accrued Liabilities: Accrued liabilities consists of the following items:
                                                       1995        1994
--------------------------------------------------------------------------
Employee compensation                               $  364,267  $  274,164
Other                                                1,013,917   1,100,106
--------------------------------------------------------------------------
                                                    $1,378,184  $1,374,270
==========================================================================

(8) Notes Payable: The Company has secured demand lines of credit with two banks amounting in total to $2,850,000. The $2,000,000 line of credit is secured by all assets except real estate and marketable equity securities. Advances under this line are based on percentage formulas of specific receivable and inventory balances of certain subsidiaries. The Company had $1,585,000 of borrowings outstanding under this line of credit at December 31, 1995. The $850,000 line of credit is secured by marketable equity securities. The Company had $850,000 of borrowings outstanding under this line of credit at December 31, 1995. There are no compensating balance requirements or significant commitment fees under either arrangement. The weighted average interest rate on outstanding notes payable was 9.4% at December 31, 1995 and 9.25% at December 31, 1994.

Notes continued

(9)  Long-Term Debt:
Long-term debt consists of the following:
                                                       1995        1994
--------------------------------------------------------------------------
11% Term Debt, $2 million face amount, due in 2000;
 interest payable quarterly                         $1,979,960  $        -
Industrial Revenue Bonds:
  Principal payments of $180,000 in 1996
   and $200,000 in 1997; interest payable
   semi-annually at a rate of 7.0%                     380,000     555,000
  Semi-annual principal payments of $24,167
   through 1996; interest payable semi-annually
   at a rate of 65% of the trustee's prime rate         48,333      96,666
--------------------------------------------------------------------------
                                                     2,408,293     651,666
Less current portion                                   228,333     223,333
--------------------------------------------------------------------------
                                                    $2,179,960   $ 428,333
===========================================================================

    The Term Debt Note is secured by all the Company's assets, except for real estate, marketable equity securities, and certain specific equipment with a total book value of $255,000. The Term Debt Agreement includes covenants covering debt to equity and interest expense ratios and restrictions as to the total amount of debt, dividends, and capital stock repurchases. Dividend payments in any fiscal year are limited to 30% of the Company's net earnings of the prior fiscal year. The Company is in compliance with all such covenants at December 31, 1995. Under the Agreement, the lender will subordinate its security interest for up to $4 million in debt, with corresponding increases in the interest rate from the 10% stated rate to 12% based on the subordination amount. The lender subordinated its security interest to the $2 million bank line of credit. As part of the Agreement, the Company issued the lender transferable common stock warrants to purchase 85,000 shares of the Company's common stock at $4.75 per share. The warrants were valued at $23,000 on the date of issuance. The warrants expire on June 30, 2000.

    The Industrial Revenue Bonds are secured by certain assets with carrying values of $2,936,000.

    The aggregate principal payments on long-term debt due in each of the next five years are as follows; 1996 - $228,333; 1997 - $200,000; 1998 -
$0; 1999 - 0; and 2000 - $2,000,000.

(10) Stock Options: The MATEC Corporation 1992 Stock Option Plan allows for the granting of options to officers, key employees, and other individuals to purchase a maximum of 300,000 shares of the Company's common stock. The option price and terms are determined by the Company's Stock Option-Compensation Committee. The options granted may qualify as incentive stock options. At December 31, 1995, there were 73,750 options available for future grant under this Plan.

Notes continued

    The 1982 Incentive Stock Option Plan allowed for the granting of options to employees, including officers, to purchase a maximum of 150,000 shares of the Company's common stock at a price not less than the fair market value of the stock at or about the time of grant. Options may be exercisable in installments or under such terms as the Company's Stock Option-Compensation Committee may determine. As of March 23, 1992, there were no further options to be granted under this Plan. All options granted and outstanding under the 1982 Plan remain outstanding and exercisable in accordance with their terms.
    At December 31, 1995, the Company has reserved 327,000 shares of common stock for these Plans.
    A summary of the changes in stock options of the above Plans is as follows:

                                  1995                      1994                       1993
-------------------------------------------------------------------------------------------------------
                            Number    Option price    Number    Option price     Number    Option price
                           of shares   per share     of shares   per share      of shares   per share
-------------------------------------------------------------------------------------------------------
Outstanding, January 1,     241,750  $3.50 - 5.25     189,500   $3.50-5.25       190,500   $3.50-5.25
  Exercised                       -             -           -            -             -            -
  Granted                    12,500   4.38             55,250    3.69-4.25         8,500    3.63
  Expired/cancelled          (1,000)  5.25             (3,000)   4.94             (9,500)   4.94
-------------------------------------------------------------------------------------------------------
Outstanding, December 31,   253,250  $3.50 - 5.25     241,750   $3.50-5.25       189,500   $3.50-5.25
=======================================================================================================
Exercisable, December 31,   131,450  $3.50 - 5.25      81,575   $3.50-5.25        45,500   $3.50-5.25
=======================================================================================================

(11)  Other Income (Expense), net: Other, net consists of the following items:
                                             1995       1994       1993
--------------------------------------------------------------------------
Interest income                            $ 21,006   $ 25,872  $  22,011
Real estate operations                      (54,698)   (67,652)  (125,090)
Other items, net                             34,837     (2,889)     5,550
--------------------------------------------------------------------------
                                           $  1,145   $(44,669) $ (97,529)
==========================================================================

    Interest expense in 1995, 1994 and 1993 of $32,725, $44,608, and $64,267, respectively, is included in real estate operations.

(12)  Business Segments: The Company operates in three industry segments:
Electronics, Steel Cable, and Instruments. In addition, the Company operates two real estate subsidiaries. Operating profit (loss) represents net sales less all identifiable operating expenses. General corporate expenses, income taxes, and other income or expense are excluded from segment operations.

Notes continued

                                              1995         1994       1993
-----------------------------------------------------------------------------
                                                     (in thousands)
Net Sales:
   Electronics                               $ 12,911    $  8,265   $  6,820
   Steel Cable                                  9,748      10,117      9,089
   Instruments                                  6,178       5,847      3,990
-----------------------------------------------------------------------------
   Total                                     $ 28,837    $ 24,229   $ 19,899
=============================================================================

Operating Profit (Loss):
   Electronics                               $  1,870    $    (63)  $   (322)
   Steel Cable                                   (261)        628        160
   Instruments                                    298         404       (445)
-----------------------------------------------------------------------------
   Total                                        1,907         969       (607)
   General Corporate Expenses                  (1,011)     (1,043)    (1,001)
   Real Estate Operations, Net                    (55)        (68)      (125)
   Other Income (Expense), Net                   (319)        (14)       (32)
-----------------------------------------------------------------------------
Earnings (loss) before income taxes          $    522    $   (156)  $ (1,765)
=============================================================================
Identifiable Assets:
   Electronics                               $  8,109    $  5,398   $  3,657
   Steel Cable                                  7,111       6,601      4,878
   Instruments                                  3,511       3,058      1,871
   Corporate                                    3,258       2,968      5,090
   Real Estate Operations                       2,236       2,423      2,567
-----------------------------------------------------------------------------
                                             $ 24,225    $ 20,448   $ 18,063
=============================================================================
Capital Expenditures:
   Electronics                               $    209    $    667   $    151
   Steel Cable                                    923       1,021        498
   Instruments                                    179         180        140
   Corporate                                        -           2          8
   Real Estate Operations                          43          41         64
-----------------------------------------------------------------------------
                                             $  1,354    $  1,911   $    861
=============================================================================
Depreciation and Amortization:
   Electronics                               $    330    $    298   $    249
   Steel Cable                                    527         385        305
   Instruments                                    190         195        220
   Corporate                                        3           5          6
   Real Estate Operations                         221         218        217
-----------------------------------------------------------------------------
                                             $  1,271    $  1,101   $    997
=============================================================================
    Corporate assets consist mainly of cash and cash equivalents and marketable equity securities.

Notes continued

   Summarized financial information covering the Company's domestic and foreign (Mexico) operations is outlined below:
                                              1995         1994       1993
-----------------------------------------------------------------------------
                                                     (in thousands)
Net Sales:
   Domestic                                  $24,634      $19,739    $15,672
   Foreign                                     4,203        4,490      4,227
-----------------------------------------------------------------------------
                                             $28,837      $24,229    $19,899
=============================================================================
Operating Profit (Loss):
   Domestic                                  $ 2,358      $ 1,301    $  (118)
   Foreign                                      (451)        (332)      (489)
-----------------------------------------------------------------------------
                                             $ 1,907      $   969    $  (607)
=============================================================================
Identifiable Assets:
   Domestic                                  $22,044      $18,448    $16,148
   Foreign                                     2,181        2,000      1,915
-----------------------------------------------------------------------------
                                             $24,225      $20,448    $18,063
=============================================================================
    Export sales amounted to approximately $5,248,000, $4,704,000 and $2,621,000 in 1995, 1994 and 1993, respectively.

(13) Quarterly Financial Data (unaudited): Selected unaudited quarterly financial data for 1995 and 1994 is set forth below:
                                     First    Second     Third   Fourth
------------------------------------------------------------------------
    1995                          (in thousands, except per share data)
Net sales                           $6,319    $7,026    $7,118   $8,374
Gross profit                         1,818     2,129     1,958    2,410
Earnings before income taxes             8        47        76      391
------------------------------------------------------------------------
Net earnings                        $    5    $   28    $   49   $  221
========================================================================
Net earnings per share              $  .00    $  .01    $  .02   $  .08
========================================================================
    1994
Net sales                           $5,686    $5,817    $6,043   $6,683
Gross profit                         1,590     1,773     1,731    2,107
Earnings (loss) before income taxes   (253)     (146)       25      218
------------------------------------------------------------------------
Net earnings (loss)                 $ (167)   $ (103)   $   18   $  138
========================================================================
Net earnings (loss) per share       $ (.06)   $ (.04)   $  .01   $  .05
========================================================================
    In the 1994 fourth quarter, adjustments relative to the LIFO valuation of inventories increased gross profit by $74,000 and increased net earnings by $54,000 or $.02 per share.

(14) Contingencies: The Company is involved in litigation in the ordinary course of business. The Company believes that the outcome of these actions should not have a material adverse effect on the financial condition of the Company.

Independent Auditors' Report

To the Stockholders and Board of Directors of MATEC Corporation:

    We have audited the accompanying consolidated balance sheets of MATEC Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of MATEC Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.


Deloitte & Touche LLP
Boston, Massachusetts
March 1, 1996















(Remaining information on inside back cover is not incorporated by reference.)


inside back cover