Form 10KSB, Exhibit 13
period 1996-12-31
MATEC CORP/DE/
filed 1997-03-28
CIK 85608

                       COMMON STOCK INFORMATION

MATEC common stock is listed and traded on the American Stock Exchange under the symbol MXC. The range of high and low prices during each quarter for the past two years is shown below:

For the years ended December 31,       1996                 1995
---------------------------------------------------------------------
                                  High     Low         High     Low
---------------------------------------------------------------------
 4th quarter                     4 5/8    2 1/2       4 5/8    3 7/8
 3rd quarter                     6        4 5/8       4 3/4    3 7/8
 2nd quarter                     6 3/8    3 15/16     4 5/8    3 7/8
 1st quarter                     4 1/2    3 3/4       4 1/2    4

The Company paid no dividend in 1996 or 1995. Under the Term Debt
Agreement, the Company is restricted to the amount of cash dividends paid in any one year. See Note 9 of the Notes to Consolidated Financial Statements.

The approximate number of stockholders of record on March 12, 1997 was 3,000. This number does not include stockholders for whom shares are held in a "nominee" or "street" name.





















(Remaining information on Page 1 not incorporated by reference.)

Five Year Financial Summary

Years Ended December 31,                             1996      1995      1994      1993      1992
---------------------------------------------------------------------------------------------------
                                                         (in thousands, except per share data)
Continuing operations:
  Net sales                                         $30,857   $28,837   $24,229   $19,899  $19,732
  Gross profit                                        7,527     8,314     7,201     5,212    5,337
  Earnings (loss) before income taxes and cumulative
   effect of accounting change                         (147)      522      (156)   (1,765)  (1,339)
  Income taxes (benefit)                                (71)      219       (42)     (612)    (431)
  Earnings (loss) before cumulative effect
   of accounting change                                 (76)      303      (114)   (1,153)    (908)
Discontinued operations - net                             -         -         -     1,286      184
Cumulative effect of accounting change                    -         -         -       135        -
---------------------------------------------------------------------------------------------------
Net earnings (loss)                                 $   (76)  $   303   $  (114)  $   268   $ (724)
===================================================================================================
Earnings (loss) per share:
  Continuing operations                             $  (.03)  $   .11   $  (.04)  $  (.40)  $ (.31)
  Discontinued operations                                 -         -         -       .44      .06
  Cumulative effect of accounting change                  -         -         -       .05        -
---------------------------------------------------------------------------------------------------
Earnings (loss)                                     $  (.03)  $   .11   $  (.04)  $   .09   $ (.25)
===================================================================================================
Average shares outstanding                            2,767     2,765     2,765     2,884     2,896
===================================================================================================
Cash dividends per share                            $     -   $     -   $     -   $     -   $   .10
===================================================================================================
Total assets, end of year:
  Continuing operations                             $22,454   $24,225   $20,448   $18,063   $15,658
  Discontinued operations                                 -         -         -         -     2,210
---------------------------------------------------------------------------------------------------
                                                    $22,454   $24,225   $20,448   $18,063   $17,868
===================================================================================================
Long-term debt, end of year                         $ 1,984   $ 2,180   $   428   $   652   $ 1,102
===================================================================================================

Management's Discussion and Analysis

Financial Condition

Cash and cash equivalents increased $53,000 from December 31, 1995. The Company's operations generated $2,670,000 in cash during the year while investing and financing activities used cash of $1,125,000 and $1,492,000, respectively.

The sources of cash from operations were the net noncash items, mainly depreciation, of $1,522,000 and $1,224,000 from the favorable change in operating assets and liabilities, offset by the $76,000 loss. The decrease in inventory, offset in part by a reduction in accounts payable were the primary reasons for the decrease in net operating assets. The $2,031,000 decrease in inventory is mainly due to the Company's efforts to reduce certain inventory levels and the shorter lead times required for certain products. The Company reduced its accounts payable balance by $602,000 from the prior year's level.

The Company's primary investing activity during the year was the purchase of $1,117,000 of capital equipment. Machinery and equipment additions in the steel cable and electronics segments accounted for the majority of the expenditures. These additions are mainly geared toward adding new and upgrading existing production capabilities and processes within each segment. Capital expenditures for 1997 are planned to approximate $1,300,000 with additions of $700,000 and $500,000 projected for the steel cable and electronics segments, respectively. These additions will mainly be focused on adding additional capacity, manufacturing cost reductions, and upgrading existing production capabilities.

During the year, the Company reduced its lines of credit borrowings by $1,245,000 and its long-term debt by $228,000. At December 31, 1996, the Company's unused portion of these lines of credit was $1,660,000.

The Company believes that based on its current working capital, the expected cash flows from operations, and its current debt arrangements its resources are sufficient to meet the financial needs and to fund the capital expenditures for the projected levels of business in 1997.


Results of Operations -- Overview -- 1996 versus 1995

Net sales increased $2,020,000 (7%) in 1996 as higher sales in the steel cable segment were partially offset by sales decreases in the electronics and instruments segments.

The overall gross profit percentage decreased from 29% in 1995 to 24% in 1996 mainly as a result of lower margins in both the electronics and instruments segments.

Selling and administrative expenses decreased $916,000 (13%) from 1995 mainly due to lower selling expenses in the instruments and steel cable segments.

The $169,000 (32%) increase in research and development expenses was principally a result of higher expenses in the instruments segment.

The $655,000 in restructuring expenses relates to the expenses for the phasing out of a product line in the instruments segment and the closing of a manufacturing operation in the electronics segment.

Interest expense increased from $375,000 in 1995 to $416,000 in 1996 as a result of higher levels of short and long-term debt. Other income (expense), net increased $68,000 over 1995 mainly as a result of a $52,000 increase in dividend income and a lower operating loss in the real estate operations. The real estate operations loss declined $13,000 from 1995 mainly as a result of increased rental income.

The effective income tax benefit rate in 1996 was 48% compared to an income tax rate of 42% in 1995. Factors affecting the comparability of rates were the dividend exclusion, nondeductible expenses, and the effective state income tax rate due to the limited state tax benefit of operating losses within a state.

While the Company reported a 7% increase in sales, operating profit declined $696,000 from 1995 due to a combination of an overall decrease in gross margins and restructuring expenses of $655,000, partially offset by a net decrease in operating expenses. Nonoperating expenses decreased $27,000 from 1995 due to a combination of increased dividend income, a lower operating loss in the real estate operations, and increased interest expense. As a result, the Company reported a pre-tax loss of $147,000 in 1996 versus earnings of $522,000 in 1995. The after tax loss amounted to $76,000 in 1996 compared to earnings of $303,000 in 1995.

Business Segment Results -- 1996 versus 1995

Net sales in the steel cable segment increased $2,797,000 (29%) over 1995 mainly as a result of increased sales to the automotive market. The overall gross profit percentage increased 18% over 1995 mainly due to the favorable effects of spreading the fixed overhead over the higher sales level and operating efficiencies on new production programs started in 1995, partially offset by a higher raw material percentage caused by product mix changes. Total operating expenses decreased 21% from 1995 primarily as a result of decreases in legal fees, advertising and personnel expenses. As a result of the increased sales and gross margin, coupled with lower operating expenses, the steel cable segment reported an operating profit of $1,087,000 compared to an operating loss of $261,000 in 1995.

Net sales in the electronics segment decreased $563,000 (4%) from 1995 primarily due to the market conditions and inventory levels of both the OEM and contract manufacturers in the telecommunications market. The gross profit percentage decreased 25% from 1995 as a result of an increased provision for slow moving inventory, increased overhead personnel costs due to additional people, and increased raw material costs due to product mix changes. Total operating expenses increased 22% over 1995 mainly due to the restructuring charge and increased selling expenses. The $180,000 restructuring charge relates to the closing and moving of the Carlisle manufacturing operation to the Hopkinton facility. The selling expense increases were due to additional personnel and increased travel and advertising expenses. As a result of the lower sales, the decrease in gross margin and the higher operating expenses, the electronics segment reported an operating profit of $491,000 in 1996 compared to a profit of $1,870,000 in 1995.

The instruments segment reported a $214,000 (3%) decrease in sales from 1995 as lower sales to both the colloidal and medical research markets were partially offset by a 10% increase in sales to the NDT/NDE markets. Lower sales of the AcoustoSizer(TM) partially offset by higher sales of both the ESA and CHDF instruments resulted in a net sales decrease to the colloidal market. While foreign sales decreased slightly from 1995, lower domestic sales was the main reason for the decrease in sales to the medical research market. The sales increase to the NDT/NDE markets was primarily due to higher sales of the Company's custom test systems. The overall gross profit percentage decreased 19% from 1995 as a result of the unfavorable effect of spreading the fixed overhead costs over the lower sales volume and lower margins realized on the sales of custom test systems. While total operating expenses remained fairly level with 1995, a selling expense decrease of $680,000 was offset by the $475,000 restructuring charge and a $180,000 increase in research and development. The decrease in selling expenses were mainly due to lower personnel, travel and advertising expenses. The restructuring costs relate to the phasing out of the AcoustoSizer(TM) product line. Increased personnel costs and expenses related to the completion of the new model of the CHDF instrument were the main reasons for the higher research and development expenses. As a result of the lower sales level and gross profit percentage, the instruments segment reported an operating loss of $360,000 versus an operating profit of $298,000 in 1995.

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

The $426,00 (44%) reduction in research and development expenses was principally a result of lower expenses in the electronics and instruments segments.

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

Consolidated Balance Sheets

December 31,                                         1996         1995
--------------------------------------------------------------------------
Assets
Current assets:
 Cash and cash equivalents                       $   883,795  $   830,340
 Receivables, net                                  5,764,123    5,672,411
 Inventories                                       5,463,772    7,719,160
 Deferred income taxes and other current assets    1,037,329    1,032,328
--------------------------------------------------------------------------
 Total current assets                             13,149,019   15,254,239
--------------------------------------------------------------------------
Property, plant and equipment, at cost:
 Land and improvements                             1,005,108    1,005,895
 Buildings and improvements                        6,198,618    6,149,253
 Machinery and equipment                          11,690,193   11,177,306
--------------------------------------------------------------------------
                                                  18,893,919   18,332,454
 Less accumulated depreciation                    12,479,944   11,637,820
--------------------------------------------------------------------------
                                                   6,413,975    6,694,634
Other assets:
 Marketable equity securities                      2,781,708    2,134,799
 Miscellaneous                                       108,915      140,907
--------------------------------------------------------------------------
                                                 $22,453,617  $24,224,579
==========================================================================
Liabilities and Stockholders' Equity
Current liabilities:
 Notes payable                                   $ 1,190,000  $ 2,435,000
 Current portion of long-term debt                   200,000      228,333
 Accounts payable                                  2,035,044    2,636,689
 Accrued liabilities                               1,399,272    1,378,184
 Income taxes                                        118,523      350,305
--------------------------------------------------------------------------
 Total current liabilities                         4,942,839    7,028,511
--------------------------------------------------------------------------
Deferred income taxes                              1,651,568    1,435,568
Long-term debt                                     1,984,400    2,179,960
Stockholders' equity:
  Preferred stock, $1.00 par value-
   Authorized 1,000,000 shares; issued, none               -            -
  Common stock, $.05 par value-Authorized
   10,000,000 shares; issued 3,804,195 and
                      3,793,695 shares               190,210      189,685
  Capital surplus                                  6,442,439    6,397,485
  Retained earnings                               10,954,963   11,030,591
  Net unrealized gain on marketable
   equity securities                               1,570,324    1,181,415
  Treasury stock at cost, 1,049,467 and
   1,029,315 shares                               (5,283,126)  (5,218,636)
--------------------------------------------------------------------------
  Total stockholders' equity                      13,874,810   13,580,540
--------------------------------------------------------------------------
                                                 $22,453,617  $24,224,579
=========================================================================

See notes to consolidated financial statements.

Consolidated Statements of Operations

For the Years Ended December 31,                   1996           1995           1994
-----------------------------------------------------------------------------------------
Net sales                                      $30,857,396    $28,837,026    $24,228,683
Cost of sales                                   23,330,742     20,522,548     17,028,131
-----------------------------------------------------------------------------------------
  Gross profit                                   7,526,654      8,314,478      7,200,552
-----------------------------------------------------------------------------------------
Selling and administrative expenses              5,966,608      6,882,748      6,312,283
Research and development expenses                  704,932        535,619        961,768
Restructuring expenses                             655,000              -              -
----------------------------------------------------------------------------------------
                                                 7,326,540      7,418,367      7,274,051
----------------------------------------------------------------------------------------
  Operating profit (loss)                          200,114        896,111        (73,499)

Other income (expense):
  Interest expense                                (416,060)      (374,832)       (37,691)
  Other, net                                        69,318          1,145        (44,669)
-----------------------------------------------------------------------------------------
                                                  (346,742)      (373,687)       (82,360)
-----------------------------------------------------------------------------------------
Earnings (loss) before income taxes               (146,628)       522,424       (155,859)
Income tax (expense) benefit                        71,000       (219,000)        42,000
-----------------------------------------------------------------------------------------
Net earnings (loss)                            $   (75,628)   $   303,424    $  (113,859)
=========================================================================================
Earnings (loss) per share                      $      (.03)   $       .11    $      (.04)
=========================================================================================


See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
For the Years Ended December 31,                                    1996         1995            1994
----------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
 Net earnings (loss)                                          $   (75,628)   $   303,424    $  (113,859)
 Adjustments to reconcile net earnings (loss) to net cash
  provided (used) by operating activities:
 Depreciation and amortization                                  1,341,179      1,270,785      1,101,471
 Changes in deferred income taxes                                (144,000)       132,000        (42,000)
 Loss on write-off of assets under restructuring plans            320,000              -              -
 Other                                                              4,440          2,960              -
 Changes in assets and liabilities:
   Receivables, net                                                32,288     (1,070,365)    (1,363,072)
   Inventories                                                  2,031,151     (2,090,619)    (1,915,987)
   Other current assets                                            96,999         58,936       (163,054)
   Accounts payable and accrued liabilities                      (580,557)      (511,368)     1,874,927
   Income taxes, net                                             (355,782)        24,636        159,830
---------------------------------------------------------------------------------------------------------
 Net cash provided (used) by operating activities               2,670,090     (1,879,611)      (461,744)
---------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
 Capital expenditures, net                                     (1,116,856)    (1,354,383)    (1,903,830)
 Purchases of marketable equity securities                              -              -       (150,000)
 Collection of amount due from sale of discontinued operations          -        250,000        155,000
 Other, net                                                        (7,435)       (26,000)       (22,688)
---------------------------------------------------------------------------------------------------------
 Net cash (used) by investing activities                       (1,124,291)    (1,130,383)    (1,921,518)
---------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
 Proceeds from issuance of long-term debt and warrants                  -      2,000,000              -
 Net borrowings (repayments) under lines of credit             (1,245,000)     1,520,000        915,000
 Payments on long-term debt                                      (228,333)      (223,333)      (208,334)
 Purchases of common stock                                        (64,490)          (788)          (881)
 Stock options exercised                                           45,479              -              -
---------------------------------------------------------------------------------------------------------
  Net cash provided (used) by financing activities             (1,492,344)     3,295,879        705,785
---------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents               53,455        285,885     (1,677,477)
Cash and Cash Equivalents at beginning of year                    830,340        544,455      2,221,932
---------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at end of year                      $   883,795    $   830,340    $   544,455
=========================================================================================================
Supplemental Disclosures of Cash Flow Information
  Cash paid during the year for:
  Interest                                                    $   433,947    $   403,462    $    78,879
  Income taxes                                                $   187,500    $         -    $    25,620


Noncash Investing and Financing Activities:

Under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company recorded the following increases (decreases):

                                          1996        1995         1994
--------------------------------------------------------------------------
Marketable Equity Securities          $  647,000  $   582,000  $ (248,000)
Deferred Income Taxes                    258,000      233,000    (100,000)
Net Unrealized Gain (Loss) on
 Marketable Equity Securities            389,000      349,000    (148,000)


See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
                                                                                      Unrealized
                                                                                      Gain (Loss)
                                                                                         on
                                                                                      Marketable
                                    Common Stock           Capital       Retained       Equity        Treasury
                                 Shares       Amount       Surplus       Earnings     Securities        Stock
----------------------------------------------------------------------------------------------------------------
Balance, January 1, 1994        3,793,695    $189,685    $6,374,485    $10,841,026    $  979,818    $(5,216,967)
Net (loss)                              -           -             -       (113,859)            -              -
Purchases of common stock               -           -             -              -             -           (881)
Unrealized (loss) on marketable
 equity securities                      -           -             -              -      (147,621)             -
----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994      3,793,695     189,685     6,374,485     10,727,167       832,197     (5,217,848)
Net earnings                            -           -             -        303,424             -              -
Purchases of common stock               -           -             -              -             -           (788)
Unrealized gain on marketable
 equity securities                      -           -             -              -       349,218              -
Issuance of detachable
  common stock purchase
  warrants                              -           -        23,000              -             -              -
----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995      3,793,695     189,685     6,397,485     11,030,591     1,181,415     (5,218,636)
Net (loss)                              -           -             -        (75,628)            -              -
Purchases of common stock               -           -             -              -             -        (64,490)
Unrealized gain on marketable
  equity securities                     -           -             -              -       388,909              -
Exercise of stock options          10,500         525        44,954              -             -              -
---------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996      3,804,195    $190,210    $6,442,439    $10,954,963    $1,570,324    $(5,283,126)
===============================================================================================================


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

Notes continued

    At December 31, 1996 and 1995, the fair market value (based on quoted market prices) of these securities was $2,781,708 and $2,134,799, respectively, and the amortized cost was $710,384. Gross unrealized gains amounted to $2,071,324 and $1,424,415 at December 31, 1996 and 1995,
respectively, and there were no unrealized losses at either date. During 1996, the Company recorded a $388,909 increase in the "Unrealized Gain
(Loss) on Marketable Equity Securities" component of stockholders' equity and a $349,218 increase in the same account during 1995.

    Revenue recognition -- Revenue is generally recognized when product is shipped. Revenue under long-term contracts is recorded primarily on the percentage of completion method. Under this approach, sales and gross margin are recognized as the work is performed, based on the ratio that incurred costs bear to estimated total completion costs. Provisions for anticipated losses are made in the period in which they first become determinable.

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

    Earnings (loss) per share -- Earnings (loss) per share have been computed based on the weighted average number of shares outstanding during the years -- 2,767,391 shares in 1996, 2,764,503 shares in 1995 and
2,764,687 shares in 1994. No effect has been given to outstanding stock options and warrants as no material dilutive effect would result from the exercise of these items.

    Stock compensation plans -- The Company applies APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plans.

    Recently Issued Accounting Standards -- Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. Adoption of the standard had no material effect on the Company's financial position and results of operations.

(2) Restructuring Expenses: In the fourth quarter of 1996, the Company recorded restructuring expenses of $655,000 pursuant to the phasing out of its AcoustoSizer(TM) product line in the Instruments segment and the closing of its high frequency fundamental quartz crystal operation in Carlisle, Pennsylvania and relocating it to Hopkinton, Massachusetts. The $655,000 in expenses include the write-down of assets of $320,000, severance costs of $191,000, warranty reserves of $70,000 and other costs of $74,000 relating to the above product line restructurings.

Notes continued
(3) Receivables, net: Receivables, net of allowances, consist of the following:
                                                      1996         1995
--------------------------------------------------------------------------
Accounts receivable, less allowance for doubtful
  accounts of $145,000 and $194,000                $5,497,657   $5,672,411
Costs and estimated earnings in excess of billings
  on uncompleted contracts                            142,466            -
Refundable income taxes                               124,000            -
--------------------------------------------------------------------------
                                                   $5,764,123   $5,672,411
==========================================================================

(4) Inventories: Inventories consist of the following:
                                                      1996         1995
--------------------------------------------------------------------------
Raw materials                                      $2,585,732   $3,415,021
Work in process                                       849,481      925,168
Finished goods                                      2,028,559    3,378,971
--------------------------------------------------------------------------
                                                   $5,463,772   $7,719,160
==========================================================================
    Inventories of $2,575,000 in 1996 and $2,897,000 in 1995 are
determined by the LIFO method. In 1996 and 1995 the amounts of LIFO inventories were approximately $36,000 and $23,000 less than the amount of such inventories determined on the FIFO basis.

(5) Income Taxes: The components of the provision (benefit) for income taxes are as follows:
                                            1996        1995      1994
--------------------------------------------------------------------------
Current provision:
   Federal                                $  63,000  $       -  $       -
   State                                     10,000     87,000          -
--------------------------------------------------------------------------
                                             73,000     87,000          -
--------------------------------------------------------------------------
Deferred provision (benefit):
   Federal                                 (105,000)   133,000    (62,000)
   State                                    (39,000)    (1,000)    20,000
--------------------------------------------------------------------------
                                           (144,000)   132,000    (42,000)
--------------------------------------------------------------------------
   Total                                  $ (71,000) $ 219,000  $ (42,000)
==========================================================================

Notes continued
    The tax effects of significant items comprising the Company's net deferred tax liability as of December 31, 1996 and 1995 are as follows:
                                                     1996         1995
--------------------------------------------------------------------------
Deferred tax liabilities:
   Depreciation                                   $  550,200   $  584,700
   DISC commissions                                  535,200      535,200
   Unrealized gain on marketable equity securities   501,000      243,000
--------------------------------------------------------------------------
   Total deferred tax liabilities                  1,586,400    1,362,900
--------------------------------------------------------------------------
Deferred tax assets:
   Inventory reserves                                545,500      485,600
   State net operating loss carryforwards            318,000      311,600
   Restructuring expenses                             80,000            -
   Allowance for doubtful accounts                    58,400       70,800
   Accrued expenses                                  101,200      100,400
   Federal net operating loss carryforwards                -       18,700
--------------------------------------------------------------------------
   Total deferred tax assets                       1,103,100      987,100
Valuation allowance                                 (318,000)    (311,600)
--------------------------------------------------------------------------
   Deferred tax assets, net                          785,100      675,500
--------------------------------------------------------------------------
Net deferred tax liabilities                      $  801,300   $  687,400
==========================================================================

    Other current assets include deferred income taxes of approximately $850,000 and $748,000 in 1996 and 1995.

    Valuation allowances have been provided at December 31, 1996 and 1995 for "state net operating loss carryforwards". The allowances have been recorded since it is more likely than not that the Company may not be able to generate operating income to realize the benefit of these losses, by the expiration dates beginning in 1997.
    The valuation allowance increased slightly during 1996 as a result of additional state net operating losses in 1996.

    The total income tax provision (benefit) differs from that computed by applying the Federal income tax rate to income before income taxes. The reasons for the difference are as follows:
                                           1996       1995        1994
--------------------------------------------------------------------------
Income taxes at statutory rates          $  (49,854) $ 177,624  $ (52,992)
State income tax, net of Federal
 tax benefit                                (20,000)    57,000     13,000
Benefit of state operating
 loss carryforward                                -    (25,000)         -
Non-deductible expenses                      16,000     17,000     15,000
Dividend exclusion                          (16,000)         -          -
Other, net                                   (1,146)    (7,624)   (17,008)
--------------------------------------------------------------------------
                                         $  (71,000) $ 219,000  $ (42,000)
==========================================================================

Notes continued

(6) Profit Sharing and Savings Plan: The Company has a trusteed profit sharing 401(k) plan that covers all qualified employees. Under the profit sharing section of the plan, the Company may make contributions to the plan at the discretion of the Board of Directors. Under the 401(k) section of the plan, the Company matched 50% of employee contributions up to 6% of compensation. Total Company contributions charged to operations were $160,000 in 1996, $142,000 in 1995 and $115,000 in 1994.

(7)  Accrued Liabilities: Accrued liabilities consists of the following items:
                                                       1996        1995
--------------------------------------------------------------------------
Employee compensation                               $  275,991  $  364,267
Other                                                1,123,281   1,013,917
--------------------------------------------------------------------------
                                                    $1,399,272  $1,378,184
==========================================================================

(8) Notes Payable: The Company has secured demand lines of credit with two banks amounting in total to $2,850,000. The $2,000,000 line of credit is secured by all assets except real estate and marketable equity securities. Advances under this line are based on percentage formulas of specific receivable and inventory balances of certain subsidiaries. The Company had $1,040,000 of borrowings outstanding under this line of credit at December 31, 1996. The $850,000 line of credit is secured by marketable equity securities. The Company had $150,000 of borrowings outstanding under this line of credit at December 31, 1996. There are no compensating balance requirements or significant commitment fees under either arrangement. The weighted average interest rate on outstanding notes payable was 9.21% at December 31, 1996 and 9.4% at December 31, 1995.

(9)  Long-Term Debt:
Long-term debt consists of the following:
                                                       1996        1995
--------------------------------------------------------------------------
11% Term Debt, $2 million face amount, due in 2000;
 interest payable quarterly                         $1,984,400  $1,979,960
Industrial Revenue Bonds:
  Principal payment of $200,000 in 1997;
   interest payable semi-annually at a rate of 7.0%    200,000     380,000
  Other                                                      -      48,333
--------------------------------------------------------------------------
                                                     2,184,400   2,408,293
Less current portion                                   200,000     228,333
--------------------------------------------------------------------------
                                                    $1,984,400  $2,179,960
==========================================================================
    The Term Debt Note is secured by all the Company's assets, except for real estate, marketable equity securities, and certain specific equipment with a total book value of $208,000. The Term Debt Agreement includes covenants covering debt to equity and interest expense ratios and restrictions as to the total amount of debt, dividends, and capital stock repurchases. Dividend payments in any fiscal year are limited to 30% of the Company's net earnings of the prior fiscal year. At December 31, 1996, the Company was not in compliance with the covenant pertaining to

Notes continued
interest expense ratios but received a waiver of compliance from the lender. Under the Agreement, the lender will subordinate its security interest for up to $4 million in debt, with corresponding increases in the interest rate from the 10% stated rate to 12% based on the subordination amount. The lender subordinated its security interest to the $2 million bank line of credit. As part of the Agreement, the Company issued the lender transferable common stock warrants to purchase 85,000 shares of the Company's common stock at $4.75 per share. The warrants were valued at $23,000 on the date of issuance. The warrants expire on June 30, 2000.

    The Industrial Revenue Bonds are secured by certain assets with carrying values of $1,836,000.

    The aggregate principal payments on long-term debt due in each of the next five years are as follows; 1997 - $200,000; 1998 - $0; 1999 - $0;
2000 - $2,000,000; and 2001 - $0.

(10) Stock Compensation Plans: The MATEC Corporation 1992 Stock Option Plan allows for the granting of options to officers, key employees, and other individuals to purchase a maximum of 300,000 shares of the Company's common stock. The option price and terms are determined by the Company's Stock Option-Compensation Committee. The options granted may qualify as incentive stock options ("ISO's"). Through December 31, 1996, all options granted were ISO's. At December 31, 1996, this Plan has 83,500 options available for future grant and 294,000 common shares reserved for issuance.

    The 1982 Incentive Stock Option Plan allowed for the granting of options to employees, including officers, to purchase a maximum of 150,000 shares of the Company's common stock at a price not less than the fair market value of the stock at or about the time of grant. All options under the 1982 Plan expired in 1996.

    The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for these plans. Had compensation cost for the shares granted under the above plans been determined under the provisions of SFAS No. 123, the expense would not have a material effect on the Company's net earnings (loss) and earnings (loss) per share in 1995 and 1996.

Notes continued

    A summary of the status of the Company's two fixed stock option plans as of December 31, 1996, 1995, and 1994, and changes during the years ended on those dates is presented below:

                                  1996                      1995                       1994
-------------------------------------------------------------------------------------------------------
                            Number    Weighted-avg.   Number    Weighted-avg.    Number    Weighted-avg.
                           of shares exercise price  of shares exercise price   of shares exercise price
-------------------------------------------------------------------------------------------------------
Outstanding, January 1,     253,250     $3.83         241,750      $3.81         189,500      $3.76
  Granted                         -         -          12,500       4.38          55,250       4.05
  Exercised                 (10,500)     4.33               -          -               -          -
  Expired                   (21,000)     5.08               -          -               -          -
  Forfeited                 (11,250)     4.38          (1,000)      5.25          (3,000)      4.94
------------------------------------------------------------------------------------------------------
Outstanding, December 31,   210,500     $3.66         253,250      $3.83         241,750      $3.81
=======================================================================================================
Exercisable, December 31,   139,800                   131,450                     81,575
=======================================================================================================

    The following table summarizes information about fixed stock options outstanding at December 31, 1996:


                          Options Outstanding                           Options Exercisable
----------------------------------------------------------------    ----------------------------
                                    Weighted Average
                             -----------------------------
   Range of      Number         Remaining                             Number        Weighted-
   Exercise    Outstanding     Contractual      Exercise            Exercisable   Avg. Exercise
    Prices     at 12/31/96        Life            Price             at 12/31/96       Price
------------------------------------------------------------------------------------------------
 $3.50         150,000         5.9 years        $ 3.50              120,000        $ 3.50
 $3.63-3.88     27,500         7.2                3.73                9,100          3.65
 $4.25-4.38     33,000         8.3                4.30               10,700          4.28
------------------------------------------------------------------------------------------------
               210,500                                              139,800
================================================================================================

Notes continued

(11)  Other Income (Expense), net: Other, net consists of the following items:
                                             1996       1995       1994
--------------------------------------------------------------------------
Interest income                            $ 26,853   $ 21,006  $  25,872
Real estate operations                      (41,427)   (54,698)   (67,652)
Dividends                                    77,629     25,876          -
Other items, net                              6,263      8,961     (2,889)
--------------------------------------------------------------------------
                                           $ 69,318   $  1,145  $ (44,669)
==========================================================================

    Interest expense in 1996, 1995 and 1994 of $20,300, $32,725, and $44,608,
respectively, is included in real estate operations.

(12)  Business Segments: The Company operates in three industry segments:
Steel Cable, Electronics, and Instruments. In addition, the Company operates two real estate subsidiaries. Operating profit (loss) represents net sales less all identifiable operating expenses. General corporate expenses, income taxes, and other income or expense are excluded from segment operations.

Notes continued

                                              1996         1995       1994
-----------------------------------------------------------------------------
                                                     (in thousands)
Net Sales:
   Steel Cable                               $ 12,545    $  9,748   $ 10,117
   Electronics                                 12,348      12,911      8,265
   Instruments                                  5,964       6,178      5,847
-----------------------------------------------------------------------------
   Total                                     $ 30,857    $ 28,837   $ 24,229
=============================================================================

Operating Profit (Loss):
   Steel Cable                               $  1,087    $   (261)  $    628
   Electronics                                    491       1,870        (63)
   Instruments                                   (360)        298        404
-----------------------------------------------------------------------------
   Total                                        1,218       1,907        969
   General Corporate Expenses                  (1,018)     (1,011)    (1,043)
   Real Estate Operations, Net                    (42)        (55)       (68)
   Other Income (Expense), Net                   (305)       (319)       (14)
-----------------------------------------------------------------------------
Earnings (loss) before income taxes          $   (147)   $    522   $   (156)
=============================================================================
Identifiable Assets:
   Steel Cable                               $  7,232    $  7,111   $  6,601
   Electronics                                  6,049       8,109      5,398
   Instruments                                  2,999       3,511      3,058
   Corporate                                    4,102       3,258      2,968
   Real Estate Operations                       2,072       2,236      2,423
-----------------------------------------------------------------------------
                                             $ 22,454    $ 24,225   $ 20,448
=============================================================================
Capital Expenditures:
   Steel Cable                               $    676    $    923   $  1,021
   Electronics                                    354         209        667
   Instruments                                     80         179        180
   Corporate                                        -           -          2
   Real Estate Operations                          16          43         41
-----------------------------------------------------------------------------
                                             $  1,126    $  1,354   $  1,911
=============================================================================
Depreciation and Amortization:
   Steel Cable                               $    643    $    527   $    385
   Electronics                                    324         330        298
   Instruments                                    154         190        195
   Corporate                                        2           3          5
   Real Estate Operations                         218         221        218
-----------------------------------------------------------------------------
                                             $  1,341    $  1,271   $  1,101
=============================================================================
    Corporate assets consist mainly of cash and cash equivalents and marketable equity securities.

Notes continued

   Summarized financial information covering the Company's domestic and foreign (Mexico) operations is outlined below:
                                              1996         1995       1994
-----------------------------------------------------------------------------
                                                     (in thousands)
Net Sales:
   Domestic                                  $25,855      $24,634    $19,739
   Foreign                                     5,002        4,203      4,490
-----------------------------------------------------------------------------
                                             $30,857      $28,837    $24,229
=============================================================================
Operating Profit (Loss):
   Domestic                                  $ 1,284      $ 2,358    $ 1,301
   Foreign                                       (66)        (451)      (332)
-----------------------------------------------------------------------------
                                             $ 1,218      $ 1,907    $   969
=============================================================================
Identifiable Assets:
   Domestic                                  $19,890      $22,044    $18,448
   Foreign                                     2,564        2,181      2,000
-----------------------------------------------------------------------------
                                             $24,454      $24,225    $20,448
=============================================================================
    Export sales amounted to approximately $5,703,000, $5,248,000 and $4,704,000 in 1996, 1995 and 1994, respectively.

(13) Quarterly Financial Data (unaudited): Selected unaudited quarterly financial data for 1996 and 1995 is set forth below:
                                     First    Second     Third   Fourth
------------------------------------------------------------------------
    1996                          (in thousands, except per share data)
Net sales                           $8,652    $8,114    $6,625   $7,466
Gross profit                         2,389     2,142     1,416    1,580
Earnings (loss) before income taxes    364       272        76     (859)
------------------------------------------------------------------------
Net earnings (loss)                 $  218    $  176    $   48   $ (518)
========================================================================
Net earnings (loss) per share       $  .08    $  .06    $  .02   $ (.19)
========================================================================
    1995
Net sales                           $6,319    $7,026    $7,118   $8,374
Gross profit                         1,818     2,129     1,958    2,410
Earnings before income taxes             8        47        76      391
------------------------------------------------------------------------
Net earnings                        $    5    $   28    $   49   $  221
========================================================================
Net earnings per share              $  .00    $  .01    $  .02   $  .08
========================================================================
    In the 1996 fourth quarter, restructuring expenses reduced earnings before income taxes by $655,000 and net earnings by $409,000 or $.15 per share (See
Note 2).

(14) Contingencies: The Company is involved in litigation in the ordinary course of business. The Company believes that the outcome of these actions should not have a material adverse effect on the financial condition of the Company.

Notes continued

(15) Subsequent Event: In March 1997, the Company signed a letter of intent with Colloidal Dynamics Pty. Ltd. ("CD") to sell its AcoustoSizer
(TM) product line and certain related assets for $130,000 in cash and a $200,000 note. The letter also grants CD an option for $20,000 to purchase the common stock of CD owned by the Company for $200,000. The transaction is subject to the negotiation and execution of a definitive purchase agreement and approval of each company's Board of Directors and CD's shareholders. It is anticipated that the majority of the proceeds received by the Company will result in a gain.

Independent Auditors' Report

To the Stockholders and Board of Directors of MATEC Corporation:

    We have audited the accompanying consolidated balance sheets of MATEC Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of MATEC Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


Deloitte & Touche LLP
Boston, Massachusetts
February 28, 1997
(March 4, 1997, as to Note 15)














(Remaining information on inside back cover is not incorporated by reference.)


inside back cover