Form 10-K, Exhibit 13
period 1998-12-31
MATEC CORP/DE/
filed 1999-03-30
CIK 85608

                       COMMON STOCK INFORMATION

MATEC common stock is listed and traded on the American Stock Exchange under the symbol MXC. The range of high and low prices during each quarter for the past two years is shown below:

For the years ended December 31,       1998                 1997
---------------------------------------------------------------------
                                  High     Low         High     Low
---------------------------------------------------------------------
 4th quarter                     4        3 3/8       4 1/4    3 15/16
 3rd quarter                     4        3 5/8       5 1/8    4
 2nd quarter                     6        3 1/4       5 3/8    3 7/8
 1st quarter                     4 1/2    3 3/4       4 1/8    3 3/8

The Company paid a special nonrecurring cash distribution of a $1.75 per share in May 1998. This distribution represented a substantial portion of the net cash proceeds from the sale of its Bergen Cable Technologies subsidiary. See Note 3 of the Notes to Consolidated Financial Statements. No dividend was paid in 1997. Under the Term Debt Agreement, the Company is restricted to the amount of cash dividends paid in any one year. See Note 10 of the Notes to Consolidated Financial Statements.

The approximate number of stockholders of record on February 26, 1999 was 1,125. This number does not include stockholders for whom shares are held in a "nominee" or "street" name.





















(Remaining information on inside front cover not incorporated by reference.)





Inside front cover

Five Year Financial Summary

Years Ended December 31,                             1998      1997      1996      1995      1994
---------------------------------------------------------------------------------------------------
                                                         (in thousands, except per share data)
Continuing operations:
  Net sales                                         $12,062   $12,915   $12,388   $12,949  $ 8,342
  Gross profit                                        2,672     3,189     2,566     3,634    1,742
  Earnings (loss) before income taxes                   192        93      (784)      573   (1,156)
  Income (taxes) benefit                                 13       (27)      324      (252)     312
  Earnings (loss)                                       205        66      (460)      321     (844)
Discontinued operations - net                           680       422       384       (18)     730
---------------------------------------------------------------------------------------------------
Net earnings (loss)                                 $   885   $   488   $   (76)  $   303  $  (114)
===================================================================================================
Basic and diluted earnings (loss) per share:
  Continuing operations                             $   .07   $   .02   $  (.17)  $   .12  $  (.30)
  Discontinued operations                               .25       .16       .14      (.01)     .26
--------------------------------------------------------------------------------------------------
Earnings (loss)                                     $   .32   $   .18   $  (.03)  $   .11  $  (.04)
===================================================================================================
Weighted average shares outstanding                   2,729     2,737     2,767     2,765    2,765
===================================================================================================
Cash dividends per share                            $  1.75   $     -   $     -   $     -  $     -
===================================================================================================
Total assets, end of year:
  Continuing operations                             $16,502   $14,782   $12,412   $13,935  $11,096
  Discontinued operations                                 -     7,144     7,709     7,793    6,897
---------------------------------------------------------------------------------------------------
                                                    $16,502   $21,926   $20,121   $21,728  $17,993
===================================================================================================
Long-term debt, end of year                         $ 1,993   $ 1,989   $ 1,984   $ 2,180  $   428
===================================================================================================

Management's Discussion and Analysis

Financial Condition

Cash and cash equivalents increased $3,631,000 from December 31, 1997. The Company's continuing operations and investing activities generated cash of $242,000 and $1,229,000, respectively, during the year while financing activities used cash of $4,890,000.
Discontinued operations generated $7,050,000 in cash.

Accounts receivable, net decreased $272,000 from the 1997 level mainly as a result of the lower fourth quarter sales in 1998 compared to the comparable period in 1997. Inventory increased $166,000 over 1997 primarily to support the current sales backlog and delivery requirements. Accounts payable and accrued liabilities had a net decrease of $220,000 from the balance at the end of 1997. The decrease in accounts payable of $523,000 is mainly attributable to the timing of inventory purchases. The increase in accrued liabilities of $303,000 is mainly due to an increase in amounts due relating to the discontinued operations, offset in part by lower employee compensation and insurance liabilities. Income taxes payable increased $478,000 over 1997 mainly as a result of the Company's overall increase in earnings.

During 1998, the Company received net cash proceeds of $1,862,000 from the sale of its real estate complex in Delaware and $200,000 from the sale of its common stock investment in Colloidal Dynamics Pty. Ltd. Capital expenditures amounted to $855,000 in 1998 as the Company added new and upgraded existing production capabilities and processes. The Company's capital budget for 1999 is approximately $600,000 and is geared toward continued improvement in its manufacturing operations.

On May 15, 1998, the Company paid a special nonrecurring cash distribution of a $1.75 per share to stockholders of record on May 4, 1998. This special nonrecurring distribution totaled $4,827,000 and represents a substantial portion of the net proceeds from the sale of the Company's Bergen Cable subsidiary. During 1998, the Company purchased $164,000 of treasury shares. The mandatory cash-out of stockholders of record owning less than 100 shares accounted for $144,000 of these treasury shares.

At December 31, 1998, the Company has unused lines of credit of $1,850,000.

The Company believes that, based on its current working capital, the expected cash flows from operations and its current debt arrangements, its resources are sufficient to meet the financial needs and to fund the capital expenditures for the projected levels of business in 1999.

Results of Operations -- 1998 versus 1997

Net sales from continuing operations decreased $853,000 (7%) from 1997 as a result of a 34% decrease in sales of imported product that was partially offset by a 24% increase in sales of domestically produced product. The sales decrease in the import product line was due to a lower beginning backlog and lower bookings during the year. The sales increase in the domestically produced product line mainly resulted from a higher beginning backlog level. Bookings in 1998 were approximately 23% lower than 1997 and resulted mainly from a slow down in the electronic component industry caused in part by the financial difficulties in the Far East.

The gross profit percentage decreased from 25% in 1997 to 22% in 1998. The margin decrease was mainly attributable to an increased overhead percentage offset in part by lower raw material costs. Direct labor costs remained fairly comparable during both years. The unfavorable effect of allocating the fixed overhead over the lower sales volume and increased personnel costs and depreciation expense were the main factors causing the higher overhead percentage in 1998. The decrease in material costs was mainly due to a change in sales mix.

Selling and advertising expenses increased $423,000 (26%) over 1997 mainly as a result of increased personnel costs and advertising expenses.

General and administrative expenses decreased $209,000 (17%) from 1997 mainly due to lower corporate payroll expense in 1998. The payroll decrease occurred primarily as a result of the Company's president resigning in the third quarter of 1997 and not being replaced.

Interest expense decreased from $241,000 in 1997 to $197,000 in 1998 as a result of lower levels of short-term debt and a lower interest rate on the term debt. Interest income amounted to $237,000 in 1998 compared to $16,000 in 1997. The increase in interest income results from the higher cash levels generated by the sales of real estate and discontinued operations and the interest income received on the note receivables related to the sales of the discontinued operation. The $523,000 gain on sales of assets results from the sales of the Company's real estate complex in Delaware and the common stock investment in Colloidal Dynamics Pty. Ltd.

The Company recorded a $13,000 tax benefit in 1998 compared to tax expense of $27,000 in 1997. The main reasons causing the tax benefit in 1998 was the recognition of a state operating loss carryforward and the non-taxable effect of the dividend exclusion. The 1997 tax expense also includes the non-taxable effect of the dividend exclusion.

As a result of the lower sales level and gross margin in 1998 and the increase in operating expenses over 1997, the Company reported an operating loss of $441,000 in 1998 compared to an operating profit of $291,000 in 1997. Nonoperating income amounted to $633,000 in 1998 compared to expense of $197,000 in 1997. As a result, the Company reported pre-tax earnings from continuing operations of $192,000 in 1998 compared to $93,000 in 1997. Earnings from continuing operations amounted to $205,000 in 1998 versus $66,000 in 1997. Earnings from discontinued operations amounted to $680,000 in 1998 compared to $422,000 in 1997. In total, the Company reported net earnings of $885,000 in 1998 compared to $488,000 in 1997.


Results of Operations -- 1997 versus 1996

Net sales from continuing operations increased $527,000 (4%) over 1996 as a result of increased demand and improved market conditions of both the OEM and contract manufacturers in the telecommunications market.

The gross profit percentage increased to 25% in 1997 from 21% in 1996 mainly as a result of a lower provision for slow moving inventory in 1997 and the closing of the Carlisle manufacturing facility in 1996.

Both selling and advertising expenses and general and administrative expenses remained fairly level with 1996.

The $180,000 of restructuring expenses in 1996 relates to the expenses for the closing of the Carlisle manufacturing operation and relocating it in Hopkinton.

Interest expense decreased from $343,000 in 1996 to $241,000 in 1997 as a result of lower levels of short and long-term debt.

The effective income tax rate in 1997 was 29% compared to an income tax benefit rate of 41% in 1996. The main factor affecting the comparability of rates was the overall effect of the dividend exclusion in 1997 versus 1996.

As a result of the higher sales level and gross margin in 1997 and the decrease in operating and restructuring expenses from 1996, the Company reported an operating profit of $291,000 in 1997 compared to a $503,000 operating loss in 1996. Nonoperating expenses decreased $83,000 from 1996 mainly as a result of lower interest expense. As a result, the Company reported a pre-tax profit from continuing operations of $93,000 in 1997 compared to a pre-tax loss of $784,000 in 1996. Earnings from continuing operations amounted to $66,000 in 1997 versus a loss of $460,000 in 1996. Discontinued operations reported net earnings of $422,000 in 1997 versus net earnings of $384,000 in 1996. Overall, the Company reported net earnings of $488,000 in 1996 compared to a net loss of $76,000 in 1996.

Quantitative and Qualitative Disclosures about Market Risk

The Company's cash balances in excess of operating requirements are currently invested in money market accounts. These money market accounts are subject to interest rate risk and interest income will fluctuate in relation to general money market rates. Based on the cash and cash equivalent balance at December 31, 1998, and assuming the balance was totally invested in money market instruments for the full year, a hypothetical 1% decline in interest rates would result in an approximate $45,000 decrease in interest income.

The Company's investment in marketable equity securities, which are classified as available-for-sale, represents 517,527 shares of MetroWest Bank common stock and are subject to equity price risk. These securities are recorded on the balance sheet at fair market value with unrealized gains (losses) reported as a separate component of stockholders' equity under the caption "accumulated other comprehensive income". Accordingly, while a hypothetical 10% decline in the market value of these securities would reduce total assets by approximately $314,000, this decrease would not have an effect on the statement of operations unless the securities were actually sold.

At December 31, 1998, the Company has a $2 million face amount term note at a 10% fixed interest rate. A hypothetical 10% adverse change (i.e. decrease) in interest rates, would result in a $30,000 increase in the fair value of the term note at December 31, 1998.

The Company purchases certain inventory from and sells product to foreign countries. As these activities are currently transacted in U.S. dollars, they are not subject to foreign currency exchange risk. However, significant fluctuation in the currencies where the Company purchases inventory or sell product could make the U.S. dollar equivalent of such transactions more or less favorable to the Company and the other involved parties.

Impact of the Year 2000 Issue

During the second quarter of 1998, the Company began reviewing its current computer system and software as it relates to the Year 2000 issue. The Company is in the process of having its current software modified to be Year 2000 compliant and expects these changes to be completed by the 3rd quarter 1999.

The Company has and is continuing to request assurances from its major suppliers relating to the Year 2000 compliance issue. Based on the responses to date, most major suppliers are or expect to be Year 2000 compliant.

The Company is in the process of reviewing its manufacturing equipment and facility to assess and minimize Year 2000 issues.
While the review is not yet complete, at this time the Company does not see any major obstacle which would effect manufacturing equipment or the facility in the Year 2000.

The total estimated cost for resolving the Company's Year 2000 issues is not expected to exceed $75,000.

The Company does not have a formalized contingency plan if the software changes are not completed and working before 2000. The
Company will continue to monitor progress on the changes and during the 3rd quarter determine if a contingency plan is required.

At this point, the Company believes it will not experience significant operational problems. However, the Company could experience operational problems or disruptions if third-party providers of electricity, telephone, water, or transportation services are unable to provide their services due to Year 2000 issues.

Forward-Looking Statements

This Annual Report, including Management's Discussion and Analysis, the Letter to Stockholders and Operations, contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Words such as "expects", "believes", "estimates", "plans" or similar expressions are intended to identify such forward-looking statements. The forward-looking statements are based on the Company's current views and assumptions and involve risks and uncertainties that include, but not limited to: the ability to develop, market and manufacture new innovative products competitively, the ability of the Company's suppliers to produce and deliver materials competitively, and the ability to limit the amount of the negative effect on operating results caused by pricing pressures.

Consolidated Balance Sheets
December 31,                                         1998         1997
--------------------------------------------------------------------------
Assets
Current assets:
 Cash and cash equivalents                       $ 4,515,778  $   885,097
 Receivables, net                                  1,771,906    1,921,034
 Inventories                                       2,793,041    2,626,752
 Deferred income taxes and other current assets    1,311,386      843,723
--------------------------------------------------------------------------
 Total current assets                             10,392,111    6,276,606
--------------------------------------------------------------------------
Property, plant and equipment, at cost:
 Land and improvements                               313,674    1,002,232
 Buildings and improvements                        2,617,916    5,413,643
 Machinery and equipment                           4,984,213    4,166,958
--------------------------------------------------------------------------
                                                   7,915,803   10,582,833
 Less accumulated depreciation                     5,263,944    6,805,880
--------------------------------------------------------------------------
                                                   2,651,859    3,776,953
Other assets:
 Marketable equity securities                      3,137,507    4,657,743
 Net assets of discontinued operations                     -    7,143,972
 Miscellaneous                                       320,122       70,456
--------------------------------------------------------------------------
                                                 $16,501,599  $21,925,730
==========================================================================
Liabilities and Stockholders' Equity
Current liabilities:
 Accounts payable                                $   410,664  $   933,438
 Accrued liabilities                               1,164,518      861,415
 Income taxes                                        894,319      415,960
--------------------------------------------------------------------------
 Total current liabilities                         2,469,501    2,210,813
--------------------------------------------------------------------------
Deferred income taxes                              1,547,364    2,317,474
Long-term debt                                     1,993,280    1,988,840
Stockholders' equity:
  Preferred stock, $1.00 par value-
   Authorized 1,000,000 shares; issued, none               -            -
  Common stock, $.05 par value-Authorized
   10,000,000 shares; issued 2,716,948 and
    3,804,195 shares                                 135,847      190,210
  Capital surplus                                  4,640,826    6,442,439
  Retained earnings                                3,931,658   11,443,318
  Accumulated other comprehensive income           1,783,123    2,695,359
  Treasury stock at cost, 1,070,544 shares                 -   (5,362,723)
--------------------------------------------------------------------------
  Total stockholders' equity                      10,491,454   15,408,603
--------------------------------------------------------------------------
                                                 $16,501,599  $21,925,730
=========================================================================

See notes to consolidated financial statements.

Consolidated Statements of Operations

For the Years Ended December 31,                   1998           1997           1996
-----------------------------------------------------------------------------------------
Net sales                                      $12,061,652    $12,914,921    $12,387,777
Cost of sales                                    9,389,870      9,725,756      9,822,055
-----------------------------------------------------------------------------------------
  Gross profit                                   2,671,782      3,189,165      2,565,722
-----------------------------------------------------------------------------------------
Selling and advertising expenses                 2,082,465      1,659,183      1,617,741
General and administrative expenses              1,030,131      1,239,429      1,270,904
Restructuring expenses                                   -              -        180,000
----------------------------------------------------------------------------------------
                                                 3,112,596      2,898,612      3,068,645
----------------------------------------------------------------------------------------
  Operating profit (loss)                         (440,814)       290,553       (502,923)

Other income (expense):
  Interest expense                                (196,818)      (241,037)      (342,701)
  Interest income                                  236,695         16,170         25,603
  Gain on sales of assets                          523,351              -              -
  Other, net                                        69,733         27,467         36,210
-----------------------------------------------------------------------------------------
                                                   632,961       (197,400)      (280,888)
-----------------------------------------------------------------------------------------
Earnings (loss) from continuing operations
 before income taxes                               192,147         93,153       (783,811)
Income tax (expense) benefit                        12,600        (27,200)       324,000
-----------------------------------------------------------------------------------------
Earnings (loss) from continuing operations         204,747         65,953       (459,811)
----------------------------------------------------------------------------------------
Earnings from discontinued operations              680,390        422,402        384,183
-----------------------------------------------------------------------------------------
Net earnings (loss)                            $   885,137    $   488,355    $   (75,628)
=========================================================================================
Basic and diluted earnings (loss) per share:
   Continuing operations                       $       .07    $       .02    $      (.17)
   Discontinued operations                             .25            .16            .14
-----------------------------------------------------------------------------------------
                                               $       .32    $       .18    $      (.03)
=========================================================================================


See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
For the Years Ended December 31,                                    1998         1997            1996
----------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
 Net earnings (loss) from continuing operations               $   204,747    $    65,953    $ (459,811)
 Adjustments to reconcile net earnings (loss) from
  continuing operations to net cash provided (used)
  by operating activities:
 Depreciation and amortization                                    504,634        557,991        566,891
 Changes in deferred income taxes                                (349,900)       (30,200)      (245,300)
 Gain on sales of assets                                         (523,351)             -              -
 Loss on write-off of assets under restructuring plans                  -                        55,000
 Other                                                              4,440          4,440          4,440
 Changes in assets and liabilities:
   Receivables, net                                               270,586       (219,514)       777,977
   Inventories                                                   (166,289)      (269,196)     1,292,953
   Other current assets                                            38,127        (46,339)        (7,289)
   Accounts payable and accrued liabilities                      (219,671)       153,036       (661,501)
   Income taxes, net                                              478,359        297,437       (355,782)
--------------------------------------------------------------------------------------------------------
 Net cash provided by operating activities                        241,682        513,608        967,578
---------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
 Proceeds from sales of assets                                  2,061,780              -              -
 Capital expenditures                                            (855,028)      (337,174)      (379,902)
 Collection of note receivables                                    29,850              -              -
 Other, net                                                        (7,915)        (1,696)         5,000
---------------------------------------------------------------------------------------------------------
 Net cash provided (used) by investing activities               1,228,687       (338,870)      (374,902)
---------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
 Dividend paid                                                 (4,826,943)             -              -
 Purchases of common stock                                       (164,157)       (79,597)       (64,490)
 Stock options exercised                                          101,050              -         45,479
 Net repayments under lines of credit                                   -       (650,000)    (1,000,000
 Payments on long-term debt                                             -       (200,000)      (228,333)
 ---------------------------------------------------------------------------------------------------------
  Net cash (used) by financing activities                      (4,890,050)      (929,597)    (1,247,344)
---------------------------------------------------------------------------------------------------------
Cash Provided by Discontinued Operations                        7,050,362      1,029,666        569,522
-------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents            3,630,681        274,807        (85,146)
Cash and Cash Equivalents at beginning of year                    885,097        610,290        695,436
---------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at end of year                      $ 4,515,778    $   885,097    $   610,290
=========================================================================================================
Supplemental Disclosures of Cash Flow Information
  Cash paid during the year by continuing operations for:
  Interest                                                    $   208,492    $   261,119    $   360,591
  Income taxes                                                $   146,256    $    12,540    $         -


Noncash Investing and Financing Activities:

    During 1998, the Company retired all of its treasury stock. The total cost of the treasury shares of $5,527,000 reduced common stock, capital surplus and retained earnings by $56,000, $1,901,000 and $3,570,000, respectively.

    In connection with the sales of discontinued operations in 1998, the Company recorded a $456,000 receivable and a $1,250,000 note receivable less a deferred gain on sale of $1,250,000.

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

                                                                                      Accumulated
                                                                                         Other
                                    Common Stock           Capital       Retained     Comprehensive   Treasury
                                 Shares       Amount       Surplus       Earnings       Income          Stock
----------------------------------------------------------------------------------------------------------------
Balance, January 1, 1996        3,793,695    $189,685    $6,397,485    $11,030,591    $1,181,415    $(5,218,636)
Net (loss)                              -           -             -        (75,628)            -              -
Purchases of common stock               -           -             -              -             -        (64,490)
Unrealized gain on marketable
  equity securities                     -           -             -              -       388,909              -
Exercise of stock options          10,500         525        44,954              -             -              -
---------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996      3,804,195     190,210     6,442,439     10,954,963     1,570,324     (5,283,126)
Net earnings                            -           -             -        488,355             -              -
Purchases of common stock               -           -             -              -             -        (79,597)
Unrealized gain on marketable
  equity securities                     -           -             -              -     1,125,035              -
----------------------------------------------------------------------------------------------------------------
Balance December 31, 1997       3,804,195     190,210     6,442,439     11,443,318     2,695,359     (5,362,723)
Net earnings                            -           -             -        885,137             -              -
Cash dividend paid ($1.75
 per share)                             -           -             -     (4,826,943)            -              -
Purchases of common stock                                                                              (164,157)
Exercise of stock options          24,700       1,234        99,816              -             -              -
Retirement of treasury stock   (1,111,947)    (55,597)   (1,901,429)    (3,569,854)            -      5,526,880
Unrealized loss on marketable
  equity securities                     -           -             -              -      (912,236)             -
----------------------------------------------------------------------------------------------------------------
Balance December 31, 1998       2,716,948    $135,847    $4,640,826     $3,931,658    $1,783,123     $        -
================================================================================================================



See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)
For the years ending December 31,                 1998         1997         1996
------------------------------------------------------------------------------------
Net earnings (loss)                           $   885,137  $   488,355  $   (75,628)

Other comprehensive income, before tax:
  Unrealized gain (loss) on
   marketable equity securities                (1,520,236)   1,876,035      646,909
Income tax (expense) benefit                      608,000     (751,000)    (258,000)
------------------------------------------------------------------------------------
Other comprehensive income (loss), net of tax    (912,236)   1,125,035      388,909
------------------------------------------------------------------------------------
Comprehensive income (loss)                   $   (27,099) $ 1,613,390  $   313,281
====================================================================================



See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) Description of Business -- As described below, the Company disposed of its Steel Cable and Instruments business segments during 1998. As a result, the Company's current remaining business is conducted through its Valpey-Fisher subsidiary, which was previously reported in the Electronics business segment. Valpey-Fisher is involved in the design, production, import, and sale of quartz crystals and oscillators and also designs and manufactures ultrasonic transducers and offers a wide variety of piezoelectric and high precision optical components.

(2) Summary of Significant Accounting Policies:

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

    Fair value of financial instruments -- Statement of Financial Accounting Standards ("SFAS") No. 107 "Disclosures About Fair Value of Financial Instruments" requires disclosure of the fair value of certain financial instruments. The carrying amounts of cash, cash equivalents, accounts payable and accrued expenses approximate fair value because of their short-term nature. Marketable equity securities are recorded in the financial statements at aggregate fair value. The carrying amounts of the Company's debt instruments approximate fair value (Notes 10 and 11).

    Cash equivalents -- For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates market value. Cash and cash equivalents in accounts at MetroWest Bank amounted to $4,242,000 and $438,000 at December 31, 1998 and 1997, respectively.

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

    Marketable equity securities -- Marketable equity securities consist of common stocks and are valued under SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities". Under SFAS 115, the Company has classified these securities as "available for sale" and are valued at fair value, with unrealized gains, net of taxes excluded from earnings and reported as a component of stockholders' equity.

Notes continued

    The Company's investment in marketable equity securities consists of 517,527 shares of MetroWest Bank common stock. At December 31, 1998 and 1997, the fair market value (based on quoted market prices) of these shares was $3,137,507 and $4,657,743, respectively, and the cost basis was $710,384. Gross unrealized gains amounted to $2,427,123 and $3,947,359 at December 31, 1998 and 1997, respectively, and there were no unrealized losses at either date. During 1998, the Company recorded a $912,236 decrease in the "Accumulated Other Comprehensive Income" component of stockholders' equity and a $1,125,035 increase in the same account during 1997. The Chairman and Chief Executive Officer of the Company is the Chairman of MetroWest Bank and a Director of the Company is Chief Executive Officer of MetroWest Bank.

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

    Earnings (loss) per share -- The Company calculates earnings (loss) per share under SFAS No. 128 "Earnings per Share". Under this Statement, basic earnings (loss) per share is computed by dividing net earnings
(loss) by the weighted average number of common shares outstanding. Diluted earnings (loss) per share is computed by dividing net earnings
(loss) by the combined weighted average number of common shares outstanding and the weighted average number of common shares that would have been outstanding if potentially dilutive common shares relating to stock options and warrants had been issued using the treasury stock method.

    The weighted average number of shares outstanding was 2,728,829 shares in 1998, 2,737,198 shares in 1997 and 2,767,191 shares in 1996. In 1998, the dilutive effect of the outstanding stock options was not material and the effect of the outstanding warrants to purchase 85,000 shares was antidilutive. In 1997, the dilutive effect of outstanding stock options was not material. The dilutive effect of the outstanding warrants was not included in the computation of diluted earnings per share in 1997 since the exercise price was greater than the average market price of the common shares. In 1996, the dilutive effect of stock options and warrants was not considered since the Company reported a loss from continuing operations.

    Stock compensation plans -- The Company applies APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plans.

    Comprehensive income -- The Company adopted SFAS No. 130, "Reporting Comprehensive Income" during the first quarter of 1998, as required. SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components in a set of financial statements. The adoption of SFAS No. 130 had no impact on the Company's net earnings or stockholders' equity.

Notes continued

    Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Presently, the only component of other comprehensive income for the Company is unrealized holding gains (losses) on available for sale marketable equity securities.

(3) Discontinued Operations: On April 15, 1998, the Company sold all the assets of its Bergen Cable Technologies, Inc. ("BCT") subsidiary. The purchase price received consisted of $7.5 million in cash, a 12% subordinated promissory note in the principal amount of $1.25 million ("BCT Note"), a 10% stock and membership interest in the acquiring entities and assumption of certain liabilities including trade payables. Principal payments on the BCT note are due as follows: $50,000 on April 1, 1999, quarterly payments of $12,500 commencing on July 1, 1999 through January 1, 2005 and $912,500 on April 1, 2005. Interest payments on the BCT note are due as follows: interest from April 15, 1998 to March 31, 1999, $100,000 payable on December 31, 1998 with the balance due on April 1, 1999; thereafter, payable quarterly commencing July 1, 1999.

    Since the acquiring entity has significant third-party debt compared to its equity and the Company's BCT note is subordinated to the third party debt, the Company has deferred any gain on the BCT note, $75,000 due in 1999 and $1,175,000 due thereafter, and has not assigned any value to the stock portions of the sale until cash payments are received by the Company. As a result, the Company recorded a $330,000 pre-tax gain on the sale in 1998, excluding the deferred gain discussed above.

    On August 3, 1998, the Company sold certain assets of its Matec Instruments, Inc. ("MII") and Matec Applied Sciences, Inc. ("MASI") subsidiaries to a newly formed corporation. Ken Bishop, who was President of MII and MASI until August 3, 1998, owns 53% of the newly formed corporation. MII and MASI had comprised the Company's Instruments Segment of business.

    The purchase price received consisted of approximately $605,000 in cash, a subordinated promissory note ("Note") in the principal amount of $250,000, a $250,000 noninterest bearing receivable ("Receivable"), and the assumption of certain liabilities including trade payables. The note bears interest at prime rate + 1% (8.75% at December 31, 1998) and is payable in 48 monthly installments of $5,208 plus interest. The receivable has been discounted to $206,000 based on an imputed interest rate of 9.5%. Payments on the receivable are due in quarterly installments beginning on September 30, 1998 based on 1.5% of net sales. In addition, the buyer has entered into a 5 year lease agreement with the Company to lease space that it currently occupies and the buyer also has a 5 year option to purchase the real estate that includes the leased space. The pre-tax gain on the sale was $400,000.

    In the fourth quarter of 1996, the Company adopted a plan to dispose of the AcoustoSizer product line and related assets ("ASZ") of MASI and recorded a pre-tax charge of $475,000 to cover the estimated costs to dispose of this product line. In 1997, the Company received $150,000 in cash and a $200,000 note from the sale of the ASZ. The gain recognition from the note was deferred pending collection. In 1997, the Company recorded a gain on the sale of discontinued operations of $134,000

Notes continued

representing the cash received less legal expenses. In 1998, the Company received payment of the $200,000 note and has included this amount in the gain on sale of discontinued operations.

    As a result of the above, the operating results of BCT, MII, and MASI have been reported as discontinued operations, and previously reported financial statements have been restated to reflect this classification for MII and MASI. As the Company had adopted a plan in the third quarter of 1997 to dispose of BCT, the operating results of BCT for 1997 and 1996 had previously been reported as discontinued operations.

    Net sales of BCT, MII, and MASI amounted to $6,994,000, $18,792,000, and $18,509,000 for the years ended December 31, 1998, 1997, and 1996, respectively.

    The earnings relating to the above discontinued operations are presented in the Consolidated Statements of Operations under the caption "Earnings from discontinued operations" and include:

                                       1998        1997        1996
                                    ----------  ----------  ----------
                                               (in thousands)
Earnings from operations (less
 applicable taxes of $ 66,
 $ 250 and $ 442)                      $  105      $  344      $  671

Gain (loss) on disposal (less
 applicable taxes of $ 356,
 $ 56, and $(189))                        575          78        (287)
                                       ------      ------      ------
Earnings from discontinued operations  $  680      $  422      $  384
                                       ======      ======      ======

    As a result of the BCT sale, on May 15, 1998 the Company paid a special nonrecurring cash distribution of a $1.75 per share to stockholders of record on May 4, 1998. This special nonrecurring distribution totaled $4,827,000 and represented a substantial portion of the net cash proceeds from the sale of BCT.

(4) Restructuring Expenses: In the fourth quarter of 1996, the Company recorded restructuring expenses of $180,000 pursuant to the closing of its high frequency fundamental quartz crystal operation in Carlisle, Pennsylvania and relocating it to Hopkinton, Massachusetts.

Notes continued

(5) Receivables, net: Receivables, net of allowances, consist of the following:
                                                      1998         1997
--------------------------------------------------------------------------
Accounts receivable, less allowance for doubtful
  accounts of $75,000 and $45,000                  $1,648,672   $1,921,034

Amounts due from the sales of discontinued
  operations, less deferred gain of $1,250,000        427,926            -
 Less: amounts due after one year, less deferred
   gain of $1,175,000                                 304,692            -
--------------------------------------------------------------------------
 Current amounts due, less deferred gain of $75,000   123,324
--------------------------------------------------------------------------
                                                   $1,771,906   $1,921,034
==========================================================================


(6) Inventories: Inventories consist of the following:
                                                      1998         1997
--------------------------------------------------------------------------
Raw materials                                      $1,529,283   $  799,961
Work in process                                       847,640    1,106,751
Finished goods                                        416,118      720,040
--------------------------------------------------------------------------
                                                   $2,793,041   $2,626,752
==========================================================================

Notes continued

7) Income Taxes: The components of the provision (benefit) for income taxes are as follows:
                                            1998        1997      1996
--------------------------------------------------------------------------
Current provision (benefit):
   Federal                                $ 319,900  $  37,800  $ (62,200)
   State                                     17,400     19,600    (16,500)
--------------------------------------------------------------------------
                                            337,300     57,400    (78,700)
--------------------------------------------------------------------------
Deferred provision (benefit):
   Federal                                 (270,900)   (22,000)  (187,800)
   State                                    (79,000)    (8,200)   (57,500)
--------------------------------------------------------------------------
                                           (349,900)   (30,200)  (245,300)
--------------------------------------------------------------------------
   Total                                  $ (12,600) $  27,200  $(324,000)
==========================================================================

    The tax effects of significant items comprising the Company's net deferred tax liability as of December 31, 1998 and 1997 are as follows:
                                                     1998         1997
--------------------------------------------------------------------------
Deferred tax liabilities:
   Depreciation                                   $  372,400   $  486,100
   DISC commissions                                  535,200      535,200
   Unrealized gain on marketable equity securities   639,800    1,252,000
--------------------------------------------------------------------------
   Total deferred tax liabilities                  1,547,400    2,273,300
--------------------------------------------------------------------------
Deferred tax assets:
   Inventory reserves                                487,600      516,300
   Bergen note receivable and investment             539,200            -
   State net operating loss carryforwards                  -      274,000
   Allowance for doubtful accounts                    30,200       56,200
   Accrued expenses                                  205,000      136,300
--------------------------------------------------------------------------
   Total deferred tax assets                       1,262,000      982,800
Valuation allowance                                        -     (274,000)
--------------------------------------------------------------------------
   Deferred tax assets, net                        1,262,000      708,800
--------------------------------------------------------------------------
Net deferred tax liabilities                      $  285,400   $1,564,500
==========================================================================

    Other current assets include deferred income taxes of approximately $1,262,000 in 1998 and $753,000 in 1997.

    Valuation allowances had been provided at December 31, 1997 for "state net operating loss carryforwards". The allowance had been recorded since it was more likely than not that the Company may not be able to generate operating income to realize the benefit of these losses, by the expiration dates beginning in 1998. As a result of the sale of assets and the discontinued operations in 1998, the Company was able to use approximately $142,000 of the state carryforwards in 1998. The remaining balance of the carryforwards will not be available to the Company.

Notes continued

    The total income tax provision (benefit) differs from that computed by applying the Federal income tax rate to income before income taxes. The reasons for the difference are as follows:
                                           1998       1997       1996
--------------------------------------------------------------------------
Income taxes at statutory rates          $  65,330  $  31,672  $(266,495)
State income tax, net of Federal
 tax benefit                               (11,000)     7,400    (49,100)
Benefit of state operating loss
 carryforward                              (45,000)         -          -
Nondeductible expenses                       4,800     10,500     11,400
Dividend exclusion                         (26,100)   (21,000)   (18,000)
Other, net                                    (630)    (1,372)    (1,805)
--------------------------------------------------------------------------
                                         $ (12,600) $  27,200  $(324,000)
==========================================================================

(8) Profit Sharing and Savings Plan: The Company has a trusteed profit sharing 401(k) plan that covers all qualified employees. Under the profit sharing section of the plan, the Company may make contributions to the plan at the discretion of the Board of Directors. Under the 401(k) section of the plan, the Company matched 50% of employee contributions up to 6% of compensation. Total Company contributions charged to operations were $51,000 in 1998, $63,000 in 1997 and $70,000 in 1996.

(9)  Accrued Liabilities: Accrued liabilities consists of the following items:
                                                       1998        1997
--------------------------------------------------------------------------
Environmental costs                                 $  346,000  $        -
Employee compensation                                  134,496     232,892
Insurance                                               63,044     118,902
Other                                                  620,978     509,621
--------------------------------------------------------------------------
                                                    $1,164,518  $  861,415
=========================================================================

    As a result of the sale of its Bergen Cable subsidiary, the Company is performing environmental clean up at that site. Total costs of remediation are estimated to be approximately $650,000 of which $346,000 is accrued for future payments. These costs represent the Company's best estimate, but the ultimate costs will not be known until the remediation is complete.

(10) Notes Payable: The Company has secured demand lines of credit with two banks amounting in total to $1,850,000. The $1,000,000 line of credit is secured by all assets of the Company, except for real estate and marketable equity securities. Advances under this line are based on percentage formulas of specific receivable and inventory balances of a certain subsidiary. The $850,000 line of credit is secured by marketable equity securities. The Company had no borrowings outstanding under either line of credit at December 31, 1998 and 1997. There are no compensating balance requirements or significant commitment fees under either arrangement.

Notes continued

(11) Long-Term Debt: Long-term debt consists of a 10% Term Debt Note with a $2 million face amount due on June 30, 2000. Interest is payable quarterly.

    The Term Debt Note is secured by all the Company's assets, except for real estate, marketable equity securities, and certain specific equipment with a total book value of $116,000. The Term Debt Agreement includes covenants covering debt to equity and interest expense ratios and restrictions as to the total amount of debt, dividends, and capital stock repurchases. Dividend payments in any fiscal year are limited to 30% of the Company's net earnings of the prior fiscal year. During 1998, the lender waived certain covenants relating to the payment of the $4,827,000 cash distribution and the receipt of notes and other receivables relating to the sales of the discontinued operations.

    Under the Agreement, the lender will subordinate its security interest for up to $4 million in debt, with corresponding increases in the interest rate from the 10% stated rate to 12% based on the subordination amount. The lender has subordinated its security interest to the $1 million bank line of credit. As part of the Agreement, the Company issued the lender transferable common stock warrants to purchase 85,000 shares of the Company's common stock at $4.75 per share. The warrants were valued at $23,000 on the date of issuance. The warrants expire on June 30, 2000.

(12) Stockholders' Equity: The Company has 2,716,948 and 2,733,651 shares of its $.05 par value Common Stock outstanding at December 31, 1998 and 1997, respectively. At December 31, 1997, the Company had acquired 1,070,544 shares of treasury stock at a cost of $5,362,723.

    On July 2, 1998, the Company reincorporated in Maryland. In connection with the reincorporation, stockholders who owned less than 100 shares of Common Stock on July 2, 1998 ceased to be stockholders and received cash of $4.03 per share ("the Cash Out"). The reincorporation and Cash Out were approved by stockholders at the Company's Special in Lieu of Annual Meeting held on June 18, 1998. As a result of the Cash Out, the Company acquired 35,705 shares of Common Stock at a cost of $143,891.

    In connection with the reincorporation, the 1,111,947 shares of treasury stock held by the Company on July 2, 1998, which included the 35,705 shares of common stock acquired as a result of the Cash Out, were retired and were reclassified as reductions to common stock issued. The total cost of the treasury shares of $5,526,880 reduced common stock, capital surplus, and retained earnings by $55,597, $1,901,429, and $3,569,854, respectively.

    Under prior authorizations from the Board of Directors, the Company is authorized to purchase up to an additional 40,900 shares of stock through the open market or negotiated transactions. The Term Debt Agreement limits the amount of treasury stock repurchases in one year to $200,000.

Notes continued

    The MATEC Corporation 1992 Stock Option Plan allows for the granting of options to officers, key employees, and other individuals to purchase a maximum of 300,000 shares of the Company's common stock. The option price and terms are determined by the Company's Stock Option-Compensation Committee. The options granted may qualify as incentive stock options ("ISO's"). Through December 31, 1998, all options granted were ISO's. At December 31, 1998, this Plan has 222,636 options available for future grant and 269,300 common shares reserved for issuance.

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

    Pro forma net earnings and earnings per share information, as required by SFAS No. 123, "Accounting for Stock-Based Compensation", has been determined as if the Company had accounted for its employee stock options under the fair value method described by SFAS No. 123. The fair value of these options was estimated at the grant date using a Black-Scholes option pricing model with the following weighted-average assumptions for both 1998 and 1997: dividend yield of 0% and an expected option life of 7 years. The expected stock price volatility of the Company's common stock was 40% in 1998 and 1997 and the weighted average risk-free interest rates were 4.6% in 1998 and 6.3% in 1997. The estimated weighted-average fair value per option at the date of grant for options granted in 1998 and 1997 was $1.81 and $2.25, respectively. There were no options granted in
1996. For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to expense over the five-year vesting period of the options. The pro forma effects of recognizing compensation expense under SFAS No. 123 would have decreased earnings or increased the loss from continuing operations by $12,000, $10,000 and $5,000 in 1998, 1997, and 1996, respectively. There would have been no changes to the earnings
per share amounts during these periods.   The pro forma effects to net
earnings reflects options granted since 1995. Therefore, the full impact of calculating compensation expense under SFAS No. 123 is not reflected above, since the compensation cost is reflected over the options' vesting period of five years and options granted prior to 1995 are not considered.

    As a result of the special nonrecurring cash distribution of $1.75 per share paid to stockholders of record on May 4, 1998, options existing at that time were adjusted as to the number of shares and the exercise price. The weighted-average exercise price of 28,600 options outstanding was adjusted from $4.23 per share to $2.90 per share and 13,064 additional shares were granted in 1998 at a weighted average exercise price of $2.90 per share relating to this adjustment.

Notes continued

    A summary of the status of the Company's two fixed stock option plans as of December 31, 1998, 1997, and 1996, and changes during the years ended on those dates is presented below:

                                  1998                      1997                       1996
-------------------------------------------------------------------------------------------------------
                            Number    Weighted-avg.   Number    Weighted-avg.    Number    Weighted-avg.
                           of shares exercise price  of shares exercise price   of shares exercise price
-------------------------------------------------------------------------------------------------------
Outstanding, January 1,      68,500     $4.18         210,500      $3.66         253,250      $3.83
  Granted                    18,064      3.10          30,000       4.22               -          -
  Exercised                 (24,700)     4.09              -          -          (10,500)      4.33
  Expired                         -         -              -          -          (21,000)      5.08
  Forfeited                 (15,200)     4.23        (172,000)      3.54         (11,250)      4.38
------------------------------------------------------------------------------------------------------
Outstanding, December 31,    46,664     $2.98          68,500      $4.18         210,500      $3.66
=======================================================================================================
Exercisable, December 31,    10,624     $2.91          22,300      $4.09         139,800      $3.57
=======================================================================================================

    The following table summarizes information about fixed stock options outstanding at December 31, 1998:


                          Options Outstanding                           Options Exercisable
----------------------------------------------------------------    ----------------------------
                                    Weighted Average
                             -----------------------------
   Range of      Number         Remaining                             Number        Weighted-
   Exercise    Outstanding     Contractual      Exercise            Exercisable   Avg. Exercise
    Prices     at 12/31/98        Life            Price             at 12/31/98       Price
------------------------------------------------------------------------------------------------
 $2.74-2.92     34,356         8.4 years         $2.79                9,162         $2.82
 $3.43-3.63     12,308         9.1                3.51                1,462          3.43
------------------------------------------------------------------------------------------------
                46,664                           $2.98               10,624         $2.91
================================================================================================

Notes continued

(13) Other Income (Expense), net: Other, net consists of the following items:

                                             1998       1997       1996
--------------------------------------------------------------------------

Dividends                                 $108,680   $ 87,980  $  77,296
Real estate operations                     (38,947)   (60,513)   (41,427)
Other items, net                                 -          -        341
--------------------------------------------------------------------------
                                          $ 69,733   $ 27,467  $  36,210
==========================================================================

    Interest expense of $7,000 and $20,300 is included in real estate operations in 1997 and 1996, respectively.

(14) Industry Segment: The Company operates in one segment: the design, production, import, and sale of quartz crystals and oscillators and also designs and manufactures ultrasonic transducers and offers a wide variety of piezoelectric and high precision optical components.

    No customer accounted for more than 10% of net sales in 1998 and 1996. During 1997, one customer accounted for 12% of net sales. Export sales amounted to $3,118,000, $3,124,000 and $1,667,000 in 1998, 1997,
and 1996, respectively.

(15) Gain on sales of assets: During the first quarter of 1998, the Company received net proceeds of $1,862,000 from the sale of its real estate complex located in Delaware. None of the Company's operations were located at this facility. The Company recorded a pre-tax gain of $386,000 on the sale. During the fourth quarter of 1998, the Company sold its common stock investment in Colloidal Dynamics Pty. Ltd. for $200,000 and recorded a $137,000 pre-tax gain on the sale.

Notes continued

(16) Quarterly Financial Data (unaudited): Selected unaudited quarterly financial data for 1998 and 1997 is set forth below:

                                      First    Second  Third   Fourth
-----------------------------------------------------------------------
    1998                          (in thousands, except per share data)
Net sales from continuing operations  $3,499  $3,397  $2,580   $2,586
Gross profit                             815     814     509      534
Earnings (loss) before income taxes      399      55    (270)       8
Net earnings (loss) from:
  Continuing operations                  239      33    (157)      90
  Discontinued operations                102     207     251      120
-----------------------------------------------------------------------
Net earnings (loss)                   $  341  $  240  $   94   $  210
=======================================================================
Basic and diluted earnings (loss)
 per share:
  Continuing operations               $  .08  $  .02  $ (.06)  $  .03
  Discontinued operations                .04     .07     .09      .05
-----------------------------------------------------------------------
                                      $  .12  $  .09  $  .03   $  .08
=======================================================================
    1997
Net sales from continuing operations  $2,943  $3,230  $3,424   $3,318
Gross profit                             639     779     875      896
Earnings (loss) before income taxes     (116)      5      14      190
Net earnings (loss) from:
  Continuing operations                  (70)      3       9      124
  Discontinued operations                 52      38     177      155
------------------------------------------------------------------------
Net earnings (loss)                   $  (18) $   41  $  186   $  279
========================================================================
Basic and diluted earnings (loss)
 per share:
  Continuing operations               $ (.02)  $   -  $    -   $  .04
  Discontinued operations                .01     .02     .07      .06
------------------------------------------------------------------------
                                      $ (.01)  $ .02  $  .07   $  .10
========================================================================

    Earnings per share calculations for each of the quarters are based on the weighted average numbers of shares outstanding for each period and the sum of the quarters may not necessarily be equal to the full year earnings per share amount.

    In the 1998 first quarter, net earnings from continuing operations includes a gain on sale of assets of $232,000 ($.08 per share). (See Note
15).

    In the 1998 second quarter, net earnings from discontinued operations includes a $198,000 ($.07 per share) gain on the sale of discontinued operations. (See Note 3).

Notes continued

    In the 1998 third quarter, net earnings from discontinued operations includes a $256,000 ($.09 per share) gain on the sale of discontinued operations. (See Note 3).

    In the 1998 fourth quarter, net earnings from continuing operations includes a $86,000 ($.03 per share) gain on sale of assets and $63,000 ($.02 per share) of interest income from a note receivable. (See Notes 15 and 3). In addition, net earning from discontinued operations includes a $127,000 ($.05 per share) gain on the sale of discontinued operations. (See Note 3).

    In the 1997 second quarter, net earnings from discontinued operations includes a $55,000 ($.02 per share) gain on the sale of discontinued operations. (See Note 3).

Independent Auditors' Report

To the Stockholders and Board of Directors of MATEC Corporation:

    We have audited the accompanying consolidated balance sheets of MATEC Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, comprehensive income
(loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of MATEC Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


Deloitte & Touche LLP

Boston, Massachusetts
February 26, 1999
















(Remaining information on inside back cover is not incorporated by reference.)


inside back cover