Form 10-K, Exhibit 13
period 1999-12-31
MATEC CORP/DE/
filed 2000-03-29
CIK 85608

                       COMMON STOCK INFORMATION

MATEC common stock is listed and traded on the American Stock Exchange under the symbol MXC. The range of high and low prices during each quarter for the past two years is shown below:

For the years ended December 31,     1999                 1998
---------------------------------------------------------------------
                                 High     Low         High     Low
---------------------------------------------------------------------
 4th quarter                    $6.25    $3.75       $4.00    $3.38
 3rd quarter                     4.13     3.50        4.00     3.63
 2nd quarter                     3.88     3.31        6.00     3.25
 1st quarter                     4.25     3.50        4.50     3.75

No dividend was paid in 1999. The Company paid a special nonrecurring cash distribution of a $1.75 per share in May 1998. This distribution represented a substantial portion of the net cash proceeds from the sale of its Bergen Cable Technologies subsidiary. See Note 3 of the Notes to Consolidated Financial Statements.

The approximate number of stockholders of record on February 28, 2000 was 1,067. This number does not include stockholders for whom shares are held in a "nominee" or "street" name.





















(Remaining information on inside front cover not incorporated by reference.)





Inside front cover

Five Year Financial Summary

Years Ended December 31,                             1999      1998      1997      1996      1995
---------------------------------------------------------------------------------------------------
                                                         (in thousands, except per share data)
Continuing operations:
  Net sales                                         $14,026   $12,062   $12,915   $12,388  $12,949
  Gross profit                                        3,332     2,672     3,189     2,566    3,634
  Earnings (loss) before income taxes                   226       192        93      (784)     573
  Income (taxes) benefit                                (68)       13       (27)      324     (252)
  Earnings (loss)                                       158       205        66      (460)     321
Discontinued operations - net                           809       680       422       384      (18)
---------------------------------------------------------------------------------------------------
Net earnings (loss)                                 $   967   $   885   $   488   $   (76) $   303
===================================================================================================
Basic and diluted earnings (loss) per share:
  Continuing operations                             $   .06   $   .07   $   .02   $  (.17) $   .12
  Discontinued operations                               .30       .25       .16       .14     (.01)
--------------------------------------------------------------------------------------------------
Earnings (loss)                                     $   .36   $   .32   $   .18   $  (.03) $   .11
===================================================================================================
Weighted average shares outstanding                   2,682     2,729     2,737     2,767    2,765
===================================================================================================
Cash dividends per share                            $     -   $  1.75   $     -   $     -  $     -
===================================================================================================
Total assets, end of year:
  Continuing operations                             $16,532   $16,502   $14,782   $12,412  $13,935
  Discontinued operations                                 -         -     7,144     7,709    7,793
---------------------------------------------------------------------------------------------------
                                                    $16,532   $16,502   $21,926   $20,121  $21,728
===================================================================================================
Long-term debt, end of year                         $     -   $ 1,993   $ 1,989   $ 1,984  $ 2,180
===================================================================================================

Management's Discussion and Analysis

Financial Condition

Cash and cash equivalents decreased $1,398,000 from December 31, 1998. During this period, the Company's continuing operations used $2,623,000 of cash while the discontinued operations generated
$1,225,000 in cash.

Operating activities used $805,000 of cash mainly due to a $1,416,000 net increase in working capital. Accounts receivable, net increased $1,172,000 from the 1998 level mainly as a result of the higher fourth quarter sales in 1999 compared to the comparable period in 1998. Inventory increased $537,000 over 1998 primarily to support the current sales backlog and delivery requirements. The $906,000 increase in accounts payable is mainly due to the timing of inventory and machinery and equipment purchases. Net income taxes decreased $528,000 from 1998 mainly as a result of tax payments.

Capital expenditures amounted to $716,000 in 1999 as the Company added new and upgraded existing production capabilities and processes. The Company's capital budget for 2000 is approximately $850,000 and is geared toward continued improvement in its manufacturing operations.

The Company made a $1 million payment in July 1999 on the $2 million term debt note due on June 30, 2000. During 1999, the Company purchased 66,800 shares of common stock for $243,000 and retired these shares.

During 1999, discontinued operations generated cash of $1,225,000 as the Company received note payments of $1,225,000 from the sale of its Bergen Cable Technologies, Inc. subsidiary in 1998. This note amount and related gain had been deferred pending collection.

At December 31, 1999, the Company has unused lines of credit of $1,850,000.

The Company believes that, based on its current working capital, the expected cash flows from operations and its current debt arrangements, its resources are sufficient to meet the financial needs and to fund the capital expenditures for the projected levels of business in 2000.

Management's Discussion and Analysis continued

Results of Operations -- 1999 versus 1998

Net sales from continuing operations increased $1,965,000 (16%) over 1998 mainly due to the higher bookings in 1999 versus 1998. The book to bill ratio was 1.3 to 1 in 1999 compared to .86 to 1 in 1998. These increases were mainly attributable to the strong market demand from the telecommunications industry especially for the Company's domestically produced crystal oscillator products. The backlog at the end of 1999 is $6.4 million compared to $2.3 million at the end of 1998. Due to the rapid increase in bookings during 1999, the Company experienced late deliveries on some of its domestically produced crystal oscillators. The Company continues to work with its supplier base and to increase its manufacturing capacity to improve its delivery performance.

The gross profit percentage increased to 24% in 1999 from 22% in 1998. The increase in margin was mainly due to the favorable effect of allocating the fixed overhead expenses over the increased sales volume. Overall direct labor and material costs remained fairly consistent during both years.

Selling and advertising expenses increased $120,000 (6%) over 1998 mainly as a result of increased sales commissions expense to the Company's outside manufacturers' representatives associated with the sales growth.

General and administrative expenses remained fairly level with 1998.

Interest income decreased $30,000 from 1998 mainly due to a combination of lower notes receivable balances resulting from the sale of discontinued operations and lower cash balances. Interest expense decreased $42,000 as a result of the lower level of outstanding debt. Other, net for 1998 includes $523,000 of gains on the sales of assets.

The Company recorded tax expense of $68,000 in 1999 compared to a tax benefit of $13,000 in 1998. The 1999 effective income tax rate of 30% is lower than the combined federal and state statutory rate of 40% due mostly to the nontaxable effect of the dividend exclusion. The main reasons causing the tax benefit in 1998 were the recognition of a state operating loss carryforward and the nontaxable effect of the dividend exclusion.

As a result of the increased sales level and gross margin in 1999, offset in part by higher operating expenses, the Company reported an operating profit of $51,000 in 1999 compared to an operating loss of $441,000 in 1998. Nonoperating income amounted to $176,000 in 1999 compared to $633,000 in 1998. As a result, the Company reported pre-tax earnings from continuing operations of $226,000 in 1999 versus $192,000 in 1998. Earnings from continuing operations amounted to $158,000 in 1999 compared to $205,000 in 1998. Earnings from discontinued operations amounted to $809,000 in 1999 and $680,000 in 1998. In total, the Company reported net earnings of $967,000 in 1999 versus $885,000 in 1998.

Management's Discussion and Analysis continued

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

The Company recorded a $13,000 tax benefit in 1998 compared to tax expense of $27,000 in 1997. The main reasons causing the tax benefit in 1998 was the recognition of a state operating loss carryforward and the nontaxable effect of the dividend exclusion. The 1997 tax expense also includes the nontaxable effect of the dividend exclusion.

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

Management's Discussion and Analysis continued

in 1998 compared to $93,000 in 1997. Earnings from continuing operations amounted to $205,000 in 1998 versus $66,000 in 1997. Earnings from discontinued operations amounted to $680,000 in 1998 compared to $422,000 in 1997. In total, the Company reported net earnings of $885,000 in 1998 compared to $488,000 in 1997.


Quantitative and Qualitative Disclosures about Market Risk

The Company's cash balances in excess of operating requirements are currently invested in money market accounts. These money market accounts are subject to interest rate risk and interest income will fluctuate in relation to general money market rates. Based on the cash and cash equivalent balance at December 31, 1999, and assuming the balance was totally invested in money market instruments for the full year, a hypothetical 1% decline in interest rates would result in an approximate $31,000 decrease in interest income.

The Company's investment in marketable equity securities, which are classified as available-for-sale, represents 517,527 shares of MetroWest Bank common stock and are subject to equity price risk. These securities are recorded on the balance sheet at fair market value with unrealized gains (losses) reported as a separate component of stockholders' equity under the caption "accumulated other comprehensive income". Accordingly, while a hypothetical 10% decline in the market value of these securities would reduce total assets by approximately $307,000, this decrease would not have an effect on the statement of operations unless the securities were actually sold.

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

Impact of the Year 2000 Issue

During the third and fourth quarters of 1999, the Company modified its current accounting software to be Year 2000 compliant. The costs to complete the modifications were not material.

The Company has not experienced any problems with its major suppliers, customers, service providers, or manufacturing processes that related to the Year 2000 compliance issue.

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

Recent Accounting Pronouncements

During 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 was not required to be implemented until fiscal year 2000. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 - an amendment of FASB Statement No. 133". SFAS No. 137 delayed the original implementation date of SFAS No. 133 by one year. This will require that the Company implement this statement in fiscal year 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. The Company is currently evaluating the impact of SFAS No. 133 and has not yet determined its effect on the Company's consolidated financial statements.

Consolidated Balance Sheets
December 31,                                         1999         1998
--------------------------------------------------------------------------
Assets
Current assets:
 Cash and cash equivalents                       $ 3,117,681  $ 4,515,778
 Receivables, net                                  3,097,632    1,771,906
 Inventories                                       3,329,799    2,793,041
 Deferred income taxes and other current assets      811,093    1,311,386
--------------------------------------------------------------------------
 Total current assets                             10,356,205   10,392,111
--------------------------------------------------------------------------
Property, plant and equipment, at cost:
 Land and improvements                               313,674      313,674
 Buildings and improvements                        2,640,446    2,617,916
 Machinery and equipment                           5,664,989    4,984,213
--------------------------------------------------------------------------
                                                   8,619,109    7,915,803
 Less accumulated depreciation                     5,818,977    5,263,944
--------------------------------------------------------------------------
                                                   2,800,132    2,651,859
Other assets:
 Marketable equity securities                      3,072,817    3,137,507
 Miscellaneous                                       302,776      320,122
--------------------------------------------------------------------------
                                                 $16,531,930  $16,501,599
==========================================================================
Liabilities and Stockholders' Equity
Current liabilities:
 Current portion of long-term debt               $   997,720  $         -
 Accounts payable                                  1,316,793      410,664
 Accrued liabilities                               1,064,362    1,164,518
 Income taxes                                        547,245      894,319
--------------------------------------------------------------------------
 Total current liabilities                         3,926,120    2,469,501
--------------------------------------------------------------------------
Deferred income taxes                              1,428,513    1,547,364
Long-term debt                                             -    1,993,280
Stockholders' equity:
  Preferred stock, $1.00 par value-
   Authorized 1,000,000 shares; issued, none               -            -
  Common stock, $.05 par value-Authorized
   10,000,000 shares; issued and outstanding:
   2,650,148 and 2,716,948 shares                    132,507      135,847
  Capital surplus                                  4,526,598    4,640,826
  Retained earnings                                4,773,759    3,931,658
  Accumulated other comprehensive income           1,744,433    1,783,123
--------------------------------------------------------------------------
  Total stockholders' equity                      11,177,297   10,491,454
--------------------------------------------------------------------------
                                                 $16,531,930  $16,501,599
=========================================================================

See notes to consolidated financial statements.

Consolidated Statements of Operations

For the Years Ended December 31,                   1999           1998           1997
-----------------------------------------------------------------------------------------
Net sales                                      $14,026,229    $12,061,652    $12,914,921
Cost of sales                                   10,693,902      9,389,870      9,725,756
-----------------------------------------------------------------------------------------
  Gross profit                                   3,332,327      2,671,782      3,189,165
-----------------------------------------------------------------------------------------
Selling and advertising expenses                 2,202,113      2,082,465      1,659,183
General and administrative expenses              1,079,663      1,030,131      1,239,429
---------------------------------------------------------------------------------------
                                                 3,281,776      3,112,596      2,898,612
----------------------------------------------------------------------------------------
  Operating profit (loss)                           50,551       (440,814)       290,553

Other income (expense):
  Interest income                                  206,791        236,695         16,170
  Interest expense                                (154,718)      (196,818)      (241,037)
  Other, net                                       123,532        593,084         27,467
-----------------------------------------------------------------------------------------
                                                   175,605        632,961       (197,400)
-----------------------------------------------------------------------------------------
Earnings from continuing operations
 before income taxes                               226,156        192,147         93,153
Income tax (expense) benefit                       (68,000)        12,600        (27,200)
-----------------------------------------------------------------------------------------
Earnings from continuing operations                158,156        204,747         65,953
----------------------------------------------------------------------------------------
Earnings from discontinued operations              809,000        680,390        422,402
-----------------------------------------------------------------------------------------
Net earnings                                   $   967,156    $   885,137    $   488,355
=========================================================================================
Basic and diluted earnings per share:
   Continuing operations                       $       .06    $       .07    $       .02
   Discontinued operations                             .30            .25            .16
-----------------------------------------------------------------------------------------
                                               $       .36    $       .32    $       .18
=========================================================================================


See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
For the Years Ended December 31,                                   1999           1998           1997
----------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
 Earnings from continuing operations                          $   158,156    $   204,747    $    65,953
 Adjustments to reconcile earnings from
  continuing operations to net cash provided (used)
  by operating activities:
   Depreciation and amortization                                  568,051        504,634        557,991
   Changes in deferred income taxes                              (120,000)      (349,900)       (30,200)
   Gain on sales of assets                                              -       (523,351)             -
   Other                                                            4,440          4,440          4,440
 Changes in assets and liabilities:
   Receivables, net                                            (1,171,322)       270,586       (219,514)
   Inventories                                                   (536,758)      (166,289)      (269,196)
   Other current assets                                            14,505         38,127        (46,339)
   Accounts payable and accrued liabilities                       805,973       (219,671)       153,036
   Income taxes, net                                             (528,541)       478,359        297,437
--------------------------------------------------------------------------------------------------------
 Net cash provided (used) by operating activities                (805,496)       241,682        513,608
---------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
 Capital expenditures                                            (716,324)      (855,028)      (337,174)
 Collection of note receivables                                   149,411         29,850              -
 Proceeds from sales of assets                                          -      2,061,780              -
 Other, net                                                        (8,065)        (7,915)        (1,696)
---------------------------------------------------------------------------------------------------------
 Net cash provided (used) by investing activities                (574,978)     1,228,687       (338,870)
---------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
 Payments on long-term debt                                    (1,000,000)             -       (200,000)
 Purchases of common stock                                       (242,623)      (164,157)       (79,597)
 Dividend paid                                                          -     (4,826,943)             -
 Stock options exercised                                                -        101,050              -
 Net repayments under lines of credit                                   -              -       (650,000)
-----------------------------------------------------------------------------------------------------------
  Net cash (used) by financing activities                      (1,242,623)    (4,890,050)      (929,597)
---------------------------------------------------------------------------------------------------------
Cash Provided by Discontinued Operations                        1,225,000      7,050,362      1,029,666
-------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents           (1,398,097)     3,630,681        274,807
Cash and Cash Equivalents at beginning of year                  4,515,778        885,097        610,290
---------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at end of year                      $ 3,117,681    $ 4,515,778    $   885,097
=========================================================================================================
Supplemental Disclosures of Cash Flow Information
  Cash paid during the year by continuing operations for:
   Interest                                                   $   154,718    $   208,492    $   261,119
   Income taxes                                               $   340,929    $   146,256    $    12,540


Noncash Investing and Financing Activities:

    During 1998, the Company retired all of its treasury stock. The total cost of the treasury shares of $5,527,000 reduced common stock, capital surplus and retained earnings by $56,000, $1,901,000 and $3,570,000, respectively.

    In connection with the sales of discontinued operations in 1998, the Company recognized a $124,000 investment in common stock in 1999 and a $456,000 receivable and a $1,250,000 note receivable less a deferred gain on sale of $1,250,000 in 1998.

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

                                                                                      Accumulated
                                                                                         Other
                                    Common Stock           Capital       Retained     Comprehensive   Treasury
                                 Shares       Amount       Surplus       Earnings       Income          Stock
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
Balance, January 1, 1997        3,804,195    $190,210    $6,442,439    $10,954,963    $1,570,324    $(5,283,126)
Net earnings                            -           -             -        488,355             -              -
Purchases of common stock               -           -             -              -             -        (79,597)
Unrealized gain on marketable
  equity securities                     -           -             -              -     1,125,035              -
----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997      3,804,195     190,210     6,442,439     11,443,318     2,695,359     (5,362,723)
Net earnings                            -           -             -        885,137             -              -
Cash dividend paid ($1.75
 per share)                             -           -             -     (4,826,943)            -              -
Purchases of common stock               -           -             -              -             -       (164,157)
Exercise of stock options          24,700       1,234        99,816              -             -              -
Retirement of treasury stock   (1,111,947)    (55,597)   (1,901,429)    (3,569,854)            -      5,526,880
Unrealized (loss) on marketable
  equity securities                     -           -             -              -      (912,236)             -
----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998      2,716,948      135,847     4,640,826      3,931,658     1,783,123     $       -
Net earnings                            -           -             -         967,156             -             -
Purchase and retirement of
 common stock                     (66,800)     (3,340)     (114,228)       (125,055)            -             -
Unrealized (loss) on marketable
  equity securities                     -           -             -              -        (38,690)            -
----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999      2,650,148    $132,507     $4,526,598     $4,773,759    $1,744,433     $       -
================================================================================================================


See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31,                 1999         1998         1997
------------------------------------------------------------------------------------
Net earnings                                  $   967,156  $   885,137  $   488,355

Other comprehensive income, before tax:
  Unrealized gain (loss) on
   marketable equity securities                   (64,690)  (1,520,236)   1,876,035
Income tax (expense) benefit                       26,000      608,000     (751,000)
------------------------------------------------------------------------------------
Other comprehensive income (loss), net of tax     (38,690)    (912,236)   1,125,035
------------------------------------------------------------------------------------
Comprehensive income (loss)                   $   928,466  $   (27,099) $ 1,613,390
====================================================================================



See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) Description of Business -- The Company's current business is conducted through its Valpey-Fisher subsidiary, which is involved in the design, production, import, and sale of quartz crystals and oscillators, ultrasonic transducers and a wide variety of piezoelectric and high precision optical components.

(2) Summary of Significant Accounting Policies:

    Principles of consolidation -- The accompanying consolidated financial statements include the accounts of MATEC Corporation and its wholly owned subsidiaries. Significant intercompany balances and transactions have been eliminated in consolidation.

    Use of estimates -- The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates. Estimates include reserves for accounts receivable and inventory, useful lives of property, plant and equipment, accrued liabilities, and deferred income taxes.

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

    Cash equivalents -- The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates market value. Cash and cash equivalents in accounts at MetroWest Bank amounted to approximately $2,360,000 and $4,242,000 at December 31, 1999 and 1998, respectively.

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

    Marketable equity securities -- Marketable equity securities consist of common stocks and are valued under SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities". Under SFAS No. 115, the Company has classified these securities as "available for sale" and are valued at fair value, with unrealized gains, net of taxes excluded from earnings and reported as a component of stockholders' equity.

Notes continued

    The Company's investment in marketable equity securities consists of 517,527 shares of MetroWest Bank common stock. At December 31, 1999 and 1998, the fair market value (based on quoted market prices) of these shares was $3,072,817 and $3,137,507 respectively, and the cost basis was $710,384. Gross unrealized gains amounted to $2,362,433 and $2,427,123 at December 31, 1999 and 1998, respectively. During 1999 and 1998, the Company recorded decreases of $38,690 and $912,236, respectively, in the "Accumulated Other Comprehensive Income" component of stockholders' equity. The Chairman and Chief Executive Officer of the Company is the Chairman of MetroWest Bank and a Director of the Company is Chief Executive Officer of MetroWest Bank.

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

    Earnings per share -- The Company calculates earnings per share under SFAS No. 128 "Earnings per Share". Under this Statement, basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net earnings adjusted for the after-tax interest expense reduction that would arise from the assumed conversion of the warrants, if dilutive, by the diluted weighted average shares outstanding. Diluted weighted average shares includes the weighted average number of common shares outstanding, the weighted average number of common shares that would have been outstanding if potentially dilutive common shares relating to stock options had been issued using the treasury stock method and the weighted average number of shares issued upon the conversion of the warrants, if dilutive.

    The weighted average number of shares outstanding was 2,681,783 shares in 1999, 2,728,829 shares in 1998 and 2,737,198 shares in 1997. In 1999, the dilutive effect of the outstanding stock options and warrants was not material. In 1998, the dilutive effect of the outstanding stock options was not material and the effect of the outstanding warrants to purchase 85,000 shares was antidilutive. In 1997, the dilutive effect of outstanding stock options was not material. The dilutive effect of the outstanding warrants was not included in the computation of diluted earnings per share in 1997 since the exercise price was greater than the average market price of the common shares.

    Stock compensation plans -- The Company applies APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plans.

    Comprehensive income (loss) -- The Company applies SFAS No. 130, "Reporting Comprehensive Income" for the reporting and displaying of comprehensive income (loss) and its components in its financial statements.

Notes continued

    Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Presently, the only component of other comprehensive income (loss) for the Company is unrealized holding gains (losses) on available for sale marketable equity securities.

    Reclassifications -- Certain items in the 1997 and 1998 financial statements have been reclassified to conform with the 1999 presentation.

(3) Discontinued Operations: On April 15, 1998, the Company sold all the assets of its Bergen Cable Technologies, Inc. ("BCT") subsidiary. The purchase price received consisted of $7.5 million in cash, a 12% subordinated promissory note in the principal amount of $1.25 million ("BCT Note"), a 10% stock and membership interest in the acquiring entities and assumption of certain liabilities including trade payables. Since the acquiring entity had significant third-party debt compared to its equity and the Company's note was subordinated to the third party debt, the Company had deferred any gain on the BCT note, $75,000 due in 1999 and $1,175,000 due thereafter, and had not assigned any value to the stock portions of the sale until cash payments were received by the Company in 1999. As a result, the Company recorded a $330,000 pre-tax gain on the sale in 1998, excluding the deferred gain discussed above. In the first and second quarters of 1999, the Company received a $50,000 and a $1,175,000 note payment, respectively, and recorded a corresponding pre-tax gain on the disposal of discontinued operations during these quarters. The $1,175,000 note payment in the second quarter was accepted as payment in full for the $1.2 million outstanding note receivable balance. After full payment of the note receivable balance, the Company recognized the fair value of the common stock received of $124,000 in the third quarter of 1999 and a corresponding pre-tax gain on the disposal of discontinued operations. See Note 15.

    On August 3, 1998, the Company sold certain assets of its Matec Instruments, Inc. ("MII") and Matec Applied Sciences, Inc. ("MASI") subsidiaries to a newly formed corporation. The purchase price received consisted of approximately $605,000 in cash, a subordinated promissory note ("Note") in the principal amount of $250,000, a $250,000 noninterest bearing receivable ("Receivable"), and the assumption of certain liabilities including trade payables. The note bears interest at prime rate + 1% (9.50% at December 31, 1999) and is payable in 48 monthly installments of $5,208 plus interest. The receivable has been discounted to $206,000 based on an imputed interest rate of 9.5%. Payments on the receivable are due in quarterly installments based on 1.5% of net sales. In addition, the buyer has entered into a 5 year lease agreement with the Company to lease space that it currently occupies and the buyer also has a 5 year option to purchase the real estate that includes the leased space. The pre-tax gain on the sale recognized in 1998 was $400,000.

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

    As a result of the above, the operating results of BCT, MII, and MASI have been reported as discontinued operations.

    Net sales of BCT, MII, and MASI amounted to $6,994,000 and $18,792,000 for the years ended December 31, 1998 and 1997, respectively.

    The earnings relating to the above discontinued operations are presented in the Consolidated Statements of Operations under the caption "Earnings from discontinued operations" and include:

                                       1999        1998        1997
                                    ----------  ----------  ----------
                                               (in thousands)
Earnings from operations (less
 applicable taxes of $ 0, $ 66,
 and $ 250)                             $    -      $  105      $  344

Gain on disposal (less applicable
 taxes of $ 540, $ 356, and $ 56)          809         575          78
                                        ------      ------      ------
Earnings from discontinued operations   $  809      $  680      $  422
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

Notes continued

(4) Receivables, net: Receivables, net of allowances, consist of the following:
                                                      1999         1998
--------------------------------------------------------------------------
Accounts receivable, less allowance for doubtful
  accounts of $93,000 and $75,000                  $2,820,370   $1,648,672

Refundable income taxes                               154,404            -

Amounts due from the sales of discontinued
  operations, less deferred gain of $ 0 and
  $1,250,000                                          278,139      427,926
Less: amounts due after one year, less deferred
   gain of $ 0 and $1,175,000                         155,281      304,692
--------------------------------------------------------------------------
 Current amounts due, less deferred gain of $ 0
  and $75,000                                         122,858      123,234
--------------------------------------------------------------------------
                                                   $3,097,632   $1,771,906
==========================================================================


(5) Inventories: Inventories consist of the following:
                                                      1999         1998
--------------------------------------------------------------------------
Raw materials                                      $1,796,823   $1,529,283
Work in process                                     1,179,264      847,640
Finished goods                                        353,712      416,118
--------------------------------------------------------------------------
                                                   $3,329,799   $2,793,041
==========================================================================

Notes continued

(6) Income Taxes: The components of the provision (benefit) for income taxes are as follows:
                                            1999        1998      1997
--------------------------------------------------------------------------
Current provision:
   Federal                                $ 149,000  $ 319,900  $  37,800
   State                                     39,000     17,400     19,600
--------------------------------------------------------------------------
                                            188,000    337,300     57,400
--------------------------------------------------------------------------
Deferred (benefit):
   Federal                                 (105,000)  (270,900)   (22,000)
   State                                    (15,000)   (79,000)    (8,200)
--------------------------------------------------------------------------
                                           (120,000)  (349,900)   (30,200)
--------------------------------------------------------------------------
   Total                                  $  68,000  $ (12,600) $  27,200)
==========================================================================

    The tax effects of significant items comprising the Company's net deferred tax liability as of December 31, 1999 and 1998 are as follows:
                                                      1999         1998
--------------------------------------------------------------------------
Deferred tax liabilities:
   Unrealized gain on marketable equity securities $  613,800   $  639,800
   DISC commissions                                   481,600      535,200
   Depreciation                                       333,100      372,400
--------------------------------------------------------------------------
   Total deferred tax liabilities                   1,428,500    1,547,400
--------------------------------------------------------------------------
Deferred tax assets:
   Inventory reserves                                 505,600      487,600
   Accrued expenses                                   229,900      205,000
   Allowance for doubtful accounts                     37,700       30,200
   Bergen note receivable and investment                    -      539,200
--------------------------------------------------------------------------
   Total deferred tax assets                          773,200    1,262,000
--------------------------------------------------------------------------
Net deferred tax liabilities                       $  655,300   $  285,400
==========================================================================

    Other current assets include deferred income taxes of approximately $773,000 in 1999 and $1,262,000 in 1998.

Notes continued

    The total income tax provision (benefit) differs from that computed by applying the federal income tax rate to income before income taxes. The reasons for the difference are as follows:
                                           1999       1998       1997
--------------------------------------------------------------------------
Income taxes at statutory rates          $  76,900  $  65,330  $  31,672
State income tax, net of federal
 tax benefit                                15,800    (11,000)     7,400
Dividend exclusion                         (32,000)   (26,100)   (21,000)
Nondeductible expenses                       4,600      4,800     10,500
Benefit of state operating loss
 carryforward                                    -    (45,000)         -
Other, net                                   2,700       (630)    (1,372)
--------------------------------------------------------------------------
                                         $  68,000  $ (12,600) $  27,200
==========================================================================

(7) Profit Sharing and Savings Plan: The Company has a trusteed profit sharing 401(k) plan that covers all qualified employees. Under the profit sharing section of the plan, the Company may make contributions to the plan at the discretion of the Board of Directors. Profit sharing expense amounted to $35,000 in 1999, $0 in 1998 and $0 in 1997. Under the 401(k)
section of the plan, the Company matched 50% of employee contributions up to 6% of compensation. Total Company contributions charged to operations were $58,000 in 1999, $51,000 in 1998 and $63,000 in 1997.

(8)  Accrued Liabilities: Accrued liabilities consists of the following items:
                                                       1999        1998
--------------------------------------------------------------------------
Employee compensation                               $  270,276  $  134,496
Environmental costs                                    158,000     346,000
Other                                                  636,086     684,022
--------------------------------------------------------------------------
                                                    $1,064,362  $1,164,518
=========================================================================

    As a result of the sale of its Bergen Cable subsidiary, the Company is performing environmental clean-up at that site. Total costs of remediation are estimated to be approximately $650,000, which was expensed in 1998, of which $158,000 is accrued at December 31, 1999 for future payments. These costs represent the Company's best estimate, but the ultimate costs will not be known until the remediation is complete.

(9) Notes Payable: The Company has secured demand lines of credit with two banks amounting in total to $1,850,000. The $1,000,000 line of credit is secured by all assets of the Company, except for real estate and marketable equity securities. Advances under this line are based on percentage formulas of specific receivable and inventory balances of a certain subsidiary. The $850,000 line of credit is secured by marketable equity securities. The Company had no borrowings outstanding under either line of credit at December 31, 1999 and 1998. There are no compensating balance requirements or significant commitment fees under either arrangement.

Notes continued

(10) Long-Term Debt: Long-term debt consists of a 10% Term Debt Note with an original $2 million face amount due on June 30, 2000. Interest is payable quarterly. During 1999, the Company made a $1 million payment on this note. See Note 15.

    The Term Debt Note is secured by all the Company's assets, except for real estate, marketable equity securities, and certain specific equipment with a total book value of $69,000. The Term Debt Agreement includes covenants covering debt to equity and interest expense ratios and restrictions as to the total amount of debt, dividends, and capital stock repurchases. During 1999 and 1998, the lender waived certain covenants.

    Under the Agreement, the lender will subordinate its security interest for up to $4 million in debt, with corresponding increases in the interest rate from the 10% stated rate to 12% based on the subordination amount. The lender has subordinated its security interest to the $1 million bank line of credit. As part of the Agreement, the Company issued the lender transferable common stock warrants to purchase 85,000 shares of the Company's common stock at $4.75 per share less certain adjustments. The warrants were valued at $23,000 on the date of issuance. The warrants expire on June 30, 2000.

(11) Stockholders' Equity: The Company has 2,650,148 and 2,716,948 shares of its $.05 par value Common Stock outstanding at December 31, 1999 and 1998, respectively. During 1999, the Company acquired 66,800 shares of common stock at a cost of $242,623 and retired the shares.

    Under prior authorizations from the Board of Directors, the Company is authorized to purchase up to an additional 74,000 shares of stock through the open market or negotiated transactions.

Notes continued

    The MATEC Corporation 1999 and 1992 Stock Option Plans allow for the granting of options to officers, key employees, and other individuals to purchase a maximum of 400,000 shares of the Company's common stock. The option price and terms are determined by the Company's Stock Option-Compensation Committee. The options granted may qualify as incentive stock options ("ISO's"). Through December 31, 1999, all options granted were ISO's. At December 31, 1999, the 1992 Plan has 109,944 options available for future grant and 269,300 common shares reserved for issuance. At December 31, 1999, the 1999 Plan has 100,000 options available for future grants and 100,000 common shares reserved for issuance.

    A summary of the status of the Company's two fixed stock option plans as of December 31, 1999, 1998, and 1997, and changes during the years ended on those dates is presented below:

                                  1999                      1998                       1997
-------------------------------------------------------------------------------------------------------
                            Number    Weighted-avg.   Number    Weighted-avg.    Number    Weighted-avg.
                           of shares exercise price  of shares exercise price   of shares exercise price
-------------------------------------------------------------------------------------------------------
Outstanding, January 1       46,664     $2.98          68,500      $4.18         210,500      $3.66
  Granted                   120,000      3.78          18,064       3.10          30,000       4.22
  Exercised                       -         -         (24,700)      4.09               -          -
  Forfeited                  (7,308)     3.43         (15,200)      4.23        (172,000)      3.54
------------------------------------------------------------------------------------------------------
Outstanding, December 31    159,356     $3.56          46,664      $2.98          68,500      $4.18
=======================================================================================================
Exercisable, December 31     17,034     $2.86          10,624      $2.91          22,300      $4.09
=======================================================================================================

    The following table summarizes information about fixed stock options outstanding at December 31, 1999:


                          Options Outstanding                           Options Exercisable
----------------------------------------------------------------    ----------------------------
                                    Weighted Average
                             -----------------------------
   Range of      Number         Remaining                             Number        Weighted-
   Exercise    Outstanding     Contractual      Exercise            Exercisable   Avg. Exercise
    Prices     at 12/31/99        Life            Price             at 12/31/99       Price
------------------------------------------------------------------------------------------------
 $2.74-2.92      34,356        7.4 years         $2.79               16,034         $2.81
 $3.62-3.82     125,000        9.3                3.77                1,000          3.63
------------------------------------------------------------------------------------------------
                159,356        8.9               $3.56               17,034         $2.86
================================================================================================

Notes continued

    The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for these plans.

    Pro forma net earnings and earnings per share information, as required by SFAS No. 123, "Accounting for Stock-Based Compensation," has been determined as if the Company had accounted for its employee stock options under the fair value method described by SFAS No. 123. The fair value of these options was estimated at the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 1998 and 1997: dividend yield of 0%, an expected option life of 7 years and an expected stock price volatility of the Company's common stock of 40%. The weighted average risk-free interest rates were 6.1% in 1999, 4.6% in 1998 and 6.3% in 1997. The estimated weighted-average fair value per option granted at the date of grant was $2.00 in 1999, $1.81 in 1998 and $2.25 in 1997. For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to expense over the five-year vesting period of the options. The pro forma effects of recognizing compensation expense under SFAS No. 123 would have decreased earnings from continuing operations by $27,000, $12,000 and $10,000 in 1999, 1998, and 1997, respectively. These pro forma decreases of net earnings would have reduced earnings per share by $.01 in 1999 and would
have had no effect on earnings per share in 1998 and 1997.   The pro forma
effects to net earnings reflect options granted since 1995. Therefore, the full impact of calculating compensation expense under SFAS No. 123 is not reflected above, since the compensation cost is reflected over the options' vesting period of five years and options granted prior to 1995 are not considered.

(12) Other Income (Expense), net: Other, net consists of the following items:

                                            1999        1998       1997
--------------------------------------------------------------------------
Dividends                                $ 134,557   $ 108,680  $  87,980
Real estate operations                     (11,025)    (38,947)   (60,513)
Gain on sales of assets                          -     523,351          -
--------------------------------------------------------------------------
                                         $ 123,532   $ 593,084  $  27,467
==========================================================================
    Interest expense of $7,000 is included in real estate operations in 1997.

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

(13) Industry Segment: The Company operates in one segment: the design, production, import, and sale of quartz crystals and oscillators, ultrasonic transducers and a wide variety of piezoelectric and high precision optical components.

Notes continued

    No customer accounted for more than 10% of net sales in 1999 and 1998. During 1997, one customer accounted for 12% of net sales. Export sales amounted to $2,828,000, $3,118,000 and $3,124,000 in 1999, 1998, and
1997, respectively. Sales to customers located in Canada accounted for approximately 48%, 42%, and 49% of total export sales in 1999, 1998 and 1997, respectively.

(14) Quarterly Financial Data (unaudited): Selected unaudited quarterly financial data for 1999 and 1998 is set forth below:

                                      First    Second  Third   Fourth
-----------------------------------------------------------------------
    1999                          (in thousands, except per share data)

Net sales from continuing operations  $2,400  $3,355  $3,974   $4,297
Gross profit                             361     580     999    1,392
Earnings (loss) before income taxes     (365)   (217)    255      553
Net earnings (loss) from:
  Continuing operations                 (245)   (144)    166      381
  Discontinued operations                 30     705      74        -
------------------------------------------------------------------------
Net earnings (loss)                   $ (215) $  561  $  240   $  381
========================================================================
Basic and diluted earnings (loss)
 per share:
  Continuing operations               $ (.09) $ (.05) $  .06   $  .14
  Discontinued operations                .01     .26     .03        -
------------------------------------------------------------------------
                                      $ (.08) $  .21  $  .09   $  .14
========================================================================

    1998
Net sales from continuing operations  $3,499  $3,397  $2,580   $2,586
Gross profit                             815     814     509      534
Earnings (loss) before income taxes      399      55    (270)       8
Net earnings (loss) from:
  Continuing operations                  239      33    (157)      90
  Discontinued operations                102     207     251      120
-----------------------------------------------------------------------
Net earnings (loss)                   $  341  $  240  $   94   $  210
=======================================================================
Basic and diluted earnings (loss)
 per share:
  Continuing operations               $  .08  $  .02  $ (.06)  $  .03
  Discontinued operations                .04     .07     .09      .05
-----------------------------------------------------------------------
                                      $  .12  $  .09  $  .03   $  .08
=======================================================================

    In 1999, the net earnings from discontinued operations result from gains recognized on the sale of discontinued operations.

    In the 1998 first quarter, net earnings from continuing operations includes a gain on sale of assets of $232,000 ($.08 per share). See Note 12.

Notes continued

    In the 1998 fourth quarter, net earnings from continuing operations includes a $86,000 ($.03 per share) gain on sale of assets and $63,000 ($.02 per share) of interest income from a note receivable. See Notes 12 and 3.
    In the 1998 second, third and fourth quarters, net earnings from discontinued operations result primarily from gains on the sale of discontinued operations. See Note 3.

(15) Subsequent Events: In January 2000, the Company sold its common stock in Bergen Cable Technology, Inc. and received approximately $1,308,000 in cash after estimated expenses at the closing. As a result, the Company will record a pre-tax gain of approximately $1,215,000 in the first quarter of 2000. In addition, the Company's share of the escrow balance amounts to approximately $170,000. This escrow balance will be distributed to the Company, less any claims for indemnity thereon, on or before January 4, 2002. The Company will record a gain on this escrow balance upon receipt of the cash. The Company acquired the shares in Bergen Cable Technology, Inc. as part of the purchase price for the sale of its wholly owned subsidiary, Bergen Cable Technologies, Inc. See Note 3.

    In January 2000, the Company paid $745,000 in cash and issued 85,000 common shares as payment in full for the $1 million term debt note due on June 30, 2000. The common shares were issued upon the conversion of the lender's warrant. See Note 10.

    On February 2, 2000, the board of directors declared a special cash dividend of $.20 per common share payable on February 28, 2000 to stockholders of record on February 14, 2000.

Independent Auditors' Report

To the Stockholders and Board of Directors of MATEC Corporation:

    We have audited the accompanying consolidated balance sheets of MATEC Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, comprehensive income
(loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of MATEC Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.


Deloitte & Touche LLP

Boston, Massachusetts
March 10, 2000
















(Remaining information on inside back cover is not incorporated by reference.)


inside back cover