Form 10-K405, Exhibit 13
period 2000-12-31
MATEC CORP/DE/
filed 2001-03-27
CIK 85608

Five Year Financial Summary

------------------------------------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                                                     2000         1999       1998       1997        1996
====================================================================================================================================
                                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Continuing operations:
        Net sales                                                         $   26,408    $ 14,026    $12,062   $ 12,915    $ 12,388
        Gross profit                                                           7,861       3,332      2,672      3,189       2,566
        Earnings (loss) before income taxes                                    5,019         226        192         93        (784)
        Income (taxes) benefit                                                (1,950)        (68)        13        (27)        324
        Earnings (loss)                                                        3,069         158        205         66        (460)
Discontinued operations - net                                                    (90)        809        680        422         384
------------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                                       $    2,979    $    967    $   885   $    488    $    (76)
====================================================================================================================================

Basic earnings (loss) per share: (1)
        Continuing operations                                             $      .75    $    .04    $   .05   $    .02       $(.11)
        Discontinued operations                                                 (.02)        .20        .17        .10         .09
====================================================================================================================================
                                                                          $      .73    $    .24    $   .22   $    .12    $   (.02)
====================================================================================================================================

Diluted earnings (loss) per share: (1)
        Continuing operations                                             $      .70    $    .04    $   .05   $    .02    $   (.11)
        Discontinued operations                                                 (.02)        .20        .17        .10         .09
====================================================================================================================================
                                                                          $      .68    $    .24    $   .22   $    .12    $   (.02)
====================================================================================================================================
Cash dividends per share (1)                                              $      .13    $     --    $  1.17   $     --    $     --
====================================================================================================================================

Total assets, end of year:
        Continuing operations                                             $   19,654    $ 16,532    $16,502   $ 14,782    $ 12,412
        Discontinued operations                                                   --          --         --      7,144       7,709
------------------------------------------------------------------------------------------------------------------------------------
                                                                          $   19,654    $ 16,532    $16,502   $ 21,926    $ 20,121
===================================================================================================================================
Long-term debt, end of year                                               $       --    $     --    $ 1,993   $  1,989    $  1,984
====================================================================================================================================

(1) Amounts have been restated to give retroactive treatment for the 3 for 2 stock split distributed on November 27, 2000.

Management's Discussion and Analysis

FINANCIAL CONDITION

Cash and cash equivalents decreased $1,491,000 from December 31, 1999. During this period, the Company's continuing operations used $1,401,000 of cash and discontinued operations used $90,000 in cash.

Operating activities used $947,000 of cash as the $2,095,000 of cash generated by operations was offset by the $3,042,000 net increase in working capital. Accounts receivable, net increased $1,430,000 from the 1999 level mainly as a result of the higher fourth quarter sales in 2000 compared to the comparable period in 1999. Days sales outstanding improved from 63 days outstanding at the end of 1999 to 55 days at the end of the current year. Inventory increased $3,160,000 over 1999 primarily to support the current sales backlog and customer delivery requirements. The $900,000 increase in accounts payable is mainly due to the increased inventory level. Accrued liabilities increased $973,000 mainly as a result of higher provisions for profit sharing and incentive compensation.

Capital expenditures amounted to $1,276,000 in 2000 as the Company added new and upgraded existing production capabilities and processes and began installation of a new computer information system. The Company's capital budget for 2001 is approximately $2,300,000 and includes a semi-automatic production line geared toward increasing production capacity and efficiencies, improvements in its manufacturing operations and building improvements.

During 2000, the Company sold a common stock investment, a real estate complex and a portion of one of its product lines and received $1,909,000 in total cash. The Company recorded a total gain of $1,511,000 on these sales.

In January 2000, the Company paid $750,000 in cash and issued 127,500 shares of common stock as payment in full for the $1 million term debt due in June 2000. The common stock was issued upon conversion of the lender's warrant.

In February 2000, the Company paid a special cash dividend amounting to $548,000 or $.13 per share.

At December 31, 2000, the Company had an unused line of credit of $850,000.

The Company believes that, based on its current working capital, the expected cash flows from operations and its current debt arrangements, its resources are sufficient to meet the financial needs and to fund the capital expenditures for the projected levels of business in 2001.

RESULTS OF OPERATIONS - 2000 VERSUS 1999

Net sales from continuing operations increased $12,382,000 or 88% over 1999. Strong bookings during the current year coupled with a $4.1 million higher backlog at the beginning of 2000 compared to that at the beginning of 1999 were the main reasons for the sales increase. Bookings during 2000 amounted to $36.4 million compared to $18.1 million in 1999. The book to bill ratio in 2000 was
1.4 to 1 compared to 1.3 to 1 in 1999. The backlog at December 31, 2000 was $16.4 million compared to $6.4 million at December 31, 1999. The strong market demand from the networking, telecommunications, and wireless markets were mainly responsible for the increases in the sales, bookings and backlog amounts. During the current year, the Company experienced some late deliveries to customers with some of its products. In an effort to improve its response to customer delivery demands, the Company is continuing its expansion plans which include a semi-automatic production line and process improvements in its Hopkinton, MA facility, further equipment investment in its Russian operation and additional outside supplier relationships.

The gross profit percentage increased to 30% in 2000 from 24% in 1999. The increase in the margin percentage was mainly due to the favorable effects of allocating the fixed overhead expenses over the increased sales volume. Overall direct labor and material costs as percentages of sales remained fairly consistent during both years.

Selling and advertising expenses increased $789,000 (36%) over 1999 mainly due to higher sales commission expense to the Company's outside manufacturers' representatives as a result of the increase in sales.

General and administrative expenses increased $567,000 (53%) over 1999 mainly as a result of the increased provision for the management incentive bonus and increased personnel expense.

 During 2000, the Company sold a common stock investment, a real estate complex and a portion of one of its product lines and recorded a total gain of $1,511,000 on these sales. Interest income decreased $77,000 from 1999 mainly as a result of lower interest

Management's Discussion and Analysis Continued

income earned on the notes receivable generated from the sales of discontinued operations. Interest expense decreased $145,000 from 1999 as a result of lower levels of debt outstanding during 2000.

The effective income tax rate for 2000 was 39% compared to 30% in 1999. The primary reason for the difference in rates was the nontaxable effect of the dividend exclusion in 1999. Based on the lower level of taxable income in 1999, the dividend exclusion had a more significant effect on the effective rate in 1999 compared to that in 2000.

As a result of the significant increases in sales and gross profit, offset in part by higher operating expenses in 2000, the Company reported an operating profit of $3,222,000 in 2000 compared to an operating profit of $51,000 in 1999. Nonoperating income amounted to $1,796,000 in 2000 compared to $176,000 in 1999. As a result, the Company reported pre-tax earnings from continuing operations of $5,019,000 in 2000 versus $226,000 in 1999. Earnings from continuing operations amounted to $3,069,000 in 2000 compared to $158,000 in 1999. Discontinued operations reported a loss of $90,000 in 2000 compared to earnings of $809,000 in 1999. In total, the Company reported net earnings of $2,979,000 in 2000 compared to $967,000 in 1999.

RESULTS OF OPERATIONS - 1999 VERSUS 1998

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

Interest income decreased $30,000 from 1999 mainly due to a combination of lower notes receivable balances resulting from the sale of discontinued operations and lower cash balances. Interest expense decreased $42,000 as result of the lower level of outstanding debt. Other, net for 1998 includes $523,000 of gains on the sales of assets.

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

Management's Discussion and Analysis Continued

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's cash balances in excess of operating requirements are currently invested in money market accounts. These money market accounts are subject to interest rate risk and interest income will fluctuate in relation to general money market rates. Based on the cash and cash equivalent balance at December 31, 2000, and assuming the balance was totally invested in money market instruments for the full year, a hypothetical 1% decline in interest rates would result in an approximate $16,000 decrease in interest income.

The company's investment in marketable equity securities, which are classified as available-for-sale, represents 517,527 shares of MetroWest Bank common stock and are subject to equity price risk. These securities are recorded on the balance sheet at fair market value with unrealized gains (losses) reported as a separate component of stockholders' equity under the caption "accumulated other comprehensive income". Accordingly, while a hypothetical 10% decline in the market value of these securities would reduce total assets by approximately $298,000, this decrease would not have an effect on the statement of operations unless the securities were actually sold.

The Company purchases certain inventory from and sells product to foreign countries. As these activities are currently transacted in U.S. dollars, they are not subject to foreign currency exchange risk. However, significant fluctuation in the currencies where the Company purchases inventory or sells product could make the U.S. dollar equivalent of such transactions more or less favorable to the Company and the other involved parties.

FORWARD-LOOKING STATEMENTS

This Annual Report, including Management's Discussion and Analysis, the Letter to Stockholders and Operations, contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Words such as "expects", "believes", "estimates", "plans" or similar expressions are intended to identify such forward-looking statements. The forward-looking statements are based on the Company's current views and assumptions and involve risks and uncertainties that include, but not limited to: the ability to develop, market and manufacture new innovative products competitively, the ability of the Company and its suppliers to produce and deliver materials and products competitively, and the ability to limit the amount of the negative effect on operating results caused by pricing pressure.

RECENT ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company will adopt SFAS 133 effective January 1, 2001. Management does not expect the adoption of SFAS 133 to have a significant impact on the financial position, results of operations, or cash flows of the Company.

Consolidated Balance Sheets

December 31,                                                                                                  2000          1999
====================================================================================================================================
Assets
Current assets:
        Cash and cash equivalents                                                                         $ 1,626,626   $ 3,117,681
        Receivables, net                                                                                    4,457,745     3,097,632
        Inventories                                                                                         6,413,273     3,329,799
        Deferred income taxes and other current assets                                                        860,086       811,093
------------------------------------------------------------------------------------------------------------------------------------
        Total current assets                                                                               13,357,730    10,356,205
====================================================================================================================================
Property, plant and equipment, at cost:
        Land and improvements                                                                                 222,552       313,674
        Buildings and improvements                                                                          1,436,773     2,640,446
        Machinery and equipment                                                                             6,263,494     5,664,989
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                            7,922,819     8,619,109
        Less accumulated depreciation                                                                       4,871,039     5,818,977
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                            3,051,780     2,800,132
====================================================================================================================================
Other assets:
        Marketable equity securities                                                                        2,975,780     3,072,817
        Miscellaneous                                                                                         268,819       302,776
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                          $19,654,109   $16,531,930
====================================================================================================================================

Liabilities and Stockholders' Equity
Current liabilities:
        Current portion of long-term debt                                                                 $        --   $   997,720
        Accounts payable                                                                                    2,216,582     1,316,793
        Accrued liabilities                                                                                 2,037,173     1,064,362
        Income taxes                                                                                          191,542       547,245
------------------------------------------------------------------------------------------------------------------------------------
        Total current liabilities                                                                           4,445,297     3,926,120
====================================================================================================================================
Deferred income taxes                                                                                       1,349,513     1,428,513

Stockholders' equity:
        Preferred stock, $1.00 par value-Authorized 1,000,000 shares; issued, none                                 --            --
        Common stock, $.05 par value-Authorized 10,000,000 shares;
                issued and outstanding: 4,131,015 and 3,975,169 shares                                        206,550       198,758
        Capital surplus                                                                                     4,761,522     4,460,347
        Retained earnings                                                                                   7,204,831     4,773,759
        Accumulated other comprehensive income                                                              1,686,396     1,744,433
------------------------------------------------------------------------------------------------------------------------------------
        Total stockholders' equity                                                                         13,859,299    11,177,297
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                          $19,654,109   $16,531,930
====================================================================================================================================

See notes to consolidated financial statements.

Consolidated Statements of Operations

For the Years Ended December 31,                                                       2000            1999            1998
=============================================================================================================================
Net sales                                                                      $ 26,407,735    $ 14,026,229    $ 12,061,652
Cost of sales                                                                    18,547,183      10,693,902       9,389,870
-----------------------------------------------------------------------------------------------------------------------------
        Gross profit                                                              7,860,552       3,332,327       2,671,782
-----------------------------------------------------------------------------------------------------------------------------
Selling and advertising expenses                                                  2,991,528       2,202,113       2,082,465
General and administrative expenses                                               1,646,587       1,079,663       1,030,131
-----------------------------------------------------------------------------------------------------------------------------
                                                                                  4,638,115       3,281,776       3,112,596
-----------------------------------------------------------------------------------------------------------------------------
        Operating profit (loss)                                                   3,222,437          50,551        (440,814)
Other income (expense):
        Gains on sales of assets                                                  1,511,384              --         523,351
        Interest income                                                             130,151         206,791         236,695
        Interest expense                                                             (9,890)       (154,718)       (196,818)
        Other, net                                                                  164,820         123,532          69,733
-----------------------------------------------------------------------------------------------------------------------------
                                                                                  1,796,465         175,605         632,961
-----------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before income taxes                           5,018,902         226,156         192,147
Income tax (expense) benefit                                                     (1,950,000)        (68,000)         12,600
-----------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations                                               3,068,902         158,156         204,747
Earnings (loss) from discontinued operations                                        (90,000)        809,000          680,39
-----------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                   $  2,978,902    $    967,156    $    885,137
=============================================================================================================================

Basic earnings (loss) per share:
        Continuing operations                                                  $        .75    $        .04    $        .05
        Discontinued operations                                                        (.02)            .20             .17
-----------------------------------------------------------------------------------------------------------------------------
                                                                               $        .73    $        .24    $        .22
=============================================================================================================================

Diluted earnings (loss) per share:
        Continuing operations                                                  $        .70    $        .04    $        .05
        Discontinued operations                                                        (.02)            .20             .17
-----------------------------------------------------------------------------------------------------------------------------
                                                                               $        .68    $        .24    $        .22
=============================================================================================================================

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

                                                                                         2000           1999           1998
For the Years Ended December 31,
====================================================================================================================================
Cash Flows from Operating Activities:
        Earnings from continuing operations                                            $ 3,068,902    $   158,156    $   204,747
        Adjustments to reconcile earnings from continuing operations to net cash provided (used) by operating activities:
                Depreciation and amortization                                              610,411        568,051        504,634
                Changes in deferred income taxes                                           (75,000)      (120,000)      (349,900)
                Gains on sales of assets                                                (1,511,384)            --       (523,351)
                Other                                                                        2,280          4,440          4,440
        Changes in assets and liabilities:
                Receivables, net                                                        (1,429,878)    (1,171,322)       270,586
                Inventories                                                             (3,159,863)      (536,758)      (166,289)
                Other current assets                                                       (10,335)        14,505         38,127
                Accounts payable and accrued liabilities                                 1,762,600        805,973       (219,671)
                Income taxes, net                                                         (204,957)      (528,541)       478,359
------------------------------------------------------------------------------------------------------------------------------------
        Net cash provided (used) by operating activities                                  (947,224)      (805,496)       241,682
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
        Capital expenditures                                                            (1,275,764)      (716,324)      (855,028)
        Collection of notes receivable                                                     159,553        149,411         29,850
        Proceeds from sales of assets                                                    1,909,308             --      2,061,780
        Other, net                                                                          (8,065)        (8,065)        (7,915)
------------------------------------------------------------------------------------------------------------------------------------
        Net cash provided (used) by investing activities                                   785,032       (574,978)     1,228,687
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
        Payments on long-term debt                                                        (745,000)    (1,000,000)            --
        Purchases of common stock                                                               --       (242,623)      (164,157)
        Dividends paid                                                                    (547,830)            --     (4,826,943)
        Stock options exercised                                                             53,967             --        101,050
------------------------------------------------------------------------------------------------------------------------------------
        Net cash (used) by financing activities                                         (1,238,863)    (1,242,623)    (4,890,050)
------------------------------------------------------------------------------------------------------------------------------------
Cash Provided (Used) by Discontinued Operations                                            (90,000)     1,225,000      7,050,362
------------------------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents                                    (1,491,055)    (1,398,097)     3,630,681

Cash and Cash Equivalents at beginning of year                                           3,117,681      4,515,778        885,097
------------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at end of year                                               $ 1,626,626    $ 3,117,681    $ 4,515,778
====================================================================================================================================
Supplemental Disclosures of Cash Flow Information Cash paid during the year by continuing operations for:
        Interest                                                                       $     9,980    $   154,718    $   208,492
        Income taxes                                                                   $ 2,423,941    $   340,929    $   146,256

Noncash Investing and Financing Activities:

In connection with the sale of certain assets of a product line in 2000, the Company recorded a receivable of $295,000. During 2000, the Company issued 127,500 common shares upon the conversion of the lender's warrants as payment for $255,000 of debt.

During 1998, the Company retired all of its treasury stock. The total cost of the treasury shares of $5,527,000 reduced common stock, capital surplus and retained earnings by $83,000, $1,874,000 and $3,570,000, respectively.

In connection with the sales of discontinued operations in 1998, the Company recognized a $124,000 investment in common stock in 1999 and a $456,000 receivable and a $1,250,000 note receivable less a deferred gain on sale of $1,250,000 in 1998.

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   ACCUMULATED
                                              COMMON STOCK                                           OTHER
                                              ------------            CAPITAL         RETAINED    COMPREHENSIVE    TREASURY
                                          SHARES        AMOUNT        SURPLUS         EARNINGS       INCOME         STOCK
====================================================================================================================================
Balance, January 1, 1998                 5,706,239    $ 285,312    $ 6,347,337    $ 11,443,318    $ 2,695,359    $(5,362,723)
Net earnings                                    --           --             --         885,137             --             --
Cash dividends paid ($1.17 per share)           --           --             --      (4,826,943)            --             --
Purchases of common stock                       --           --             --              --             --       (164,157)
Exercise of stock options                   37,050        1,852         99,198              --             --             --
Retirement of treasury stock            (1,667,920)     (83,396)    (1,873,630)     (3,569,854)            --      5,526,880
Unrealized (loss) on marketable
   equity securities                            --           --             --              --       (912,236)            --
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998               4,075,369      203,768      4,572,905       3,931,658      1,783,123             --
Net earnings                                    --           --             --         967,156             --             --
Purchases and retirement of
   common stock                           (100,200)      (5,010)      (112,558)       (125,055)            --             --
Unrealized (loss) on marketable
   equity securities                            --           --             --              --        (38,690)            --
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999               3,975,169      198,758      4,460,347       4,773,759      1,744,433             --
Net earnings                                    --           --             --       2,978,902             --             --
Cash dividend paid ($.13 per share)             --           --             --        (547,830)            --             --
Exercise of stock options                   28,346        1,417         52,550              --             --             --
Conversion of debt                         127,500        6,375        248,625              --             --             --
Unrealized (loss) on marketable
   equity securities                            --           --             --              --        (58,037)            --
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000               4,131,015    $ 206,550    $ 4,761,522    $  7,204,831    $ 1,686,396    $        --
====================================================================================================================================

See notes to consolidated financial statements.


Consolidated Statements of Comprehensive Income (Loss)

For the Years Ended December 31,                                                            2000         1999           1998
====================================================================================================================================
Net earnings                                                                            $ 2,978,902    $ 967,156    $   885,137
Other comprehensive income (loss), before tax:
Unrealized (loss) on marketable equity securities                                           (97,037)     (64,690)    (1,520,236)
Income tax benefit                                                                           39,000       26,000        608,000
------------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss), net of tax                                               (58,037)     (38,690)      (912,236)
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                                             $ 2,920,865    $ 928,466    $  ( 27,099)
====================================================================================================================================

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) DESCRIPTION OF BUSINESS -- The Company's current business is conducted through its Valpey-Fisher subsidiary, which is involved in the design, production, import, and sale of quartz crystals and oscillators and ultrasonic transducer devices.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
    PRINCIPLES OF CONSOLIDATION - The accompanying consolidated financial statements include the accounts of MATEC Corporation and its wholly owned subsidiaries. Significant intercompany balances and transactions have been eliminated in consolidation.
    USE OF ESTIMATES - The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates. Estimates include reserves for accounts receivable and inventory, useful lives of property, plant and equipment, accrued liabilities, and deferred income taxes.
    FAIR VALUE OF FINANCIAL INSTRUMENTS - Statement of Financial Accounting Standards ("SFAS") No. 107 "Disclosures About Fair Value of Financial Instruments" requires disclosure of the fair value of certain financial instruments. The carrying amounts of cash, cash equivalents, accounts payable and accrued expenses approximate fair value because of their short-term nature. Marketable equity securities are recorded in the financial statements at aggregate fair value. The carrying amounts of the Company's debt instruments approximate fair value (Notes 10 and 11).
    CASH EQUIVALENTS - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates market value. Cash and cash equivalents in accounts at MetroWest Bank amounted to approximately $692,000 and $2,360,000 at December 31, 2000 and 1999,
respectively.
    INVENTORIES - Inventories are stated at the lower of cost or market and are determined by the first-in, first out method (FIFO).
    PROPERTY, PLANT AND EQUIPMENT - The Company uses the straight-line method of providing for depreciation and amortization of property, plant and equipment for financial reporting purposes and accelerated methods for tax purposes. The estimated lives used to compute depreciation and amortization are as follows: land improvements - 10 years, building and improvements - 15 to 40 years and machinery and equipment - 3 to 10 years.
    MARKETABLE EQUITY SECURITIES - Marketable equity securities consist of common stocks and are valued under SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities". Under SFAS No. 115, the Company has classified these securities as "available for sale" and are carried at fair value, with unrealized gains, net of taxes excluded from earnings and reported as a component of stockholders' equity.
    The Company's investment in marketable equity securities consists of 517,527 shares of MetroWest Bank common stock. At December 31, 2000 and 1999, the fair market value (based on quoted market prices) of these securities was $2,975,780 and $3,072,817, respectively, and the cost basis was $710,384. Gross unrealized gains amounted to $2,265,396 and $2,362,433 at December 31, 2000 and 1999,
respectively. During 2000 and 1999, the Company recorded decreases of $58,037 and $38,690 respectively, in the "Accumulated Other Comprehensive Income" component of stockholder's equity. The Chairman and Chief Executive Officer of the Company is the Chairman of MetroWest Bank and a Director of the Company is Chief Executive Officer of MetroWest Bank.
    REVENUE RECOGNITION - Revenue is recognized when products are shipped. INCOME TAXES - The Company accounts for income taxes under SFAS No. 109
"Accounting for Income Taxes". This Statement requires the Company to compute deferred income taxes based on the differences between the financial statement and tax basis of assets and liabilities using enacted rates in effect in the years in which the differences are expected to reverse.
    COMMON STOCK SPLIT - On October 23, 2000, the Company announced a 3 for 2 common stock split in the form of a stock dividend to result in the issuance of one additional share of common stock for every two shares of common stock outstanding. The stock split was effective for stockholders of record on November 9, 2000 and was distributed on November 27, 2000. For periods prior to the effective date, all common share and per share amounts contained in this report have been retroactively restated to reflect the split.
    EARNINGS PER SHARE - The Company calculates earnings per share under SFAS No. 128 "Earnings per Share". Under this Statement, basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net earnings adjusted for the after-tax interest expense reduction that would arise from the assumed conversion of the warrants, if dilutive, by the diluted weighted average shares outstanding. Diluted weighted average shares includes the weighted average number of common shares outstanding, the weighted average number of common shares that would have been outstanding if potentially dilutive common shares relating to stock options had been issued using the treasury stock method and the weighted average number of shares issued upon the conversion of the warrants, if dilutive.

Notes Continued

    STOCK COMPENSATION PLANS - The Company applies APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plans.
    COMPREHENSIVE INCOME (LOSS) - The Company applies SFAS No. 130, "Reporting Comprehensive Income" for the reporting and displaying of comprehensive income
(loss) and its components in its financial statements.
    Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Presently, the only component of other comprehensive income (loss) for the company is unrealized holding gains (losses) on available for sale marketable equity securities.
    RECLASSIFICATIONS - Certain items in the 1998 and 1999 financial statements have been reclassified to conform to the 2000 presentation.
    RECENT ACCOUNTING PRONOUNCEMENTS - Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company will adopt SFAS 133 effective January 1, 2001. Management does not expect the adoption of SFAS 133 to have a significant impact on the financial position, results of operations, or cash flows of the Company.

(3) GAINS ON SALES OF ASSETS: In the first quarter of 2000, the Company sold its common stock investment in Bergen Cable Technology, Inc., received $1,319,000 in cash after expenses and recorded a pre-tax gain of $1,226,000 on the sale. The Company acquired these shares as part of the purchase price for the sale of its Bergen Cable Technologies, Inc., subsidiary ("BCT"). (See Note 4.) In addition, the Company's share of the escrow balance amounts to approximately $170,000. This escrow balance, less any claims for indemnity thereon, will be distributed to the Company on or before January 4, 2002. The Company will record a gain on this escrow balance when the cash is received, if any.
    In the fourth quarter of 2000, the Company sold its real estate complex located in Northborough, Massachusetts for $550,000 in cash. None of the Company's operations were located in this facility. (See Note 4.) The Company recorded a pre-tax gain of $272,000 on the sale.
    In the fourth quarter of 2000, the Company sold certain assets of its piezoelectric and optical components product line. The purchase price received consisted of approximately $40,000 in cash, a secured promissory note in the principal amount of $210,000 bearing interest at prime rate (9.5% at December 31, 2000) and a $103,000 noninterest bearing receivable discounted to $85,000 based on an imputed interest rate of 9.5%. The Company recorded a pre-tax gain of $13,000 on this sale. Sales from this product line amounted to approximately $987,000 in 2000, $1,082,000 in 1999 and $1,184,000 in 1998.
    In the fourth quarter of 1998, the Company received net proceeds of $1,862,000 from the sale of its real estate complex located in Delaware and recorded a pre-tax gain of $386,000 on the sale. In the fourth quarter of 1998, the Company sold a common stock investment for $200,000 and recorded a $137,000 pre-tax gain on the sale.

(4) DISCONTINUED OPERATIONS: In 1998, the Company sold all the assets of its BCT subsidiary. As a result of this sale, the Company is performing environmental cleanup at the site. During the first quarter of 2000, the Company expensed $150,000 to increase the environmental expense accrual to reflect the current available estimate to complete the remediation. As of December 31, 2000, $800,000 has been expensed for the cleanup and $72,000 is accrued for future payments. These costs represent the Company's best estimate, but the ultimate costs will not be known until the remediation is complete. In 1998, the purchase price received for the BCT assets sold consisted of $7.5 million in cash, a 12% subordinated promissory note in the principal amount of $1.25 million ("BCT Note"), a 10% stock and membership interest in the acquiring entities and assumption of certain liabilities including trade payables. Since the acquiring entity had significant third-party debt compared to its equity and the Company's note was subordinated to the third party debt, the Company had deferred any gain on the BCT note, $75,000 due in 1999 and $1,175,000 due thereafter, and had not assigned any value to the stock portions of the sale until cash payments were received by the Company in 1999. As a result, the Company recorded a $330,000 pre-tax gain on the sale in 1998, excluding the deferred gain discussed above. In the first and second quarters of 1999, the Company received a $50,000 and $1,175,000 note payment, respectively, and recorded a corresponding pre-tax gain on the disposal of discontinued operations during these quarters. The $1,175,000 note payment in the second quarter was accepted as payment in full for the $1.2 million outstanding note receivable balance. After full payment of the note receivable balance, the Company recognized the fair market value of the common stock received of $124,000 in the third quarter of 1999 and a corresponding pre-tax gain on the disposal of discontinued operations. ( See Note 3.)
    In 1998, the Company sold certain assets of its Matec Instruments, Inc. ("MII") and Matec Applied Sciences, Inc. ("MASI") subsidiaries. The purchase price received consisted of approximately $605,000 in cash, a subordinated promissory note in the principal

Notes Continued

amount of $250,000 bearing interest at prime rate + 1% (10.5% at December 31, 2000), a $250,000 noninterest bearing receivable discounted to $206,000 based on an imputed interest rate of 9.5%, and the assumption of certain liabilities including trade payables. In addition, the buyer entered into a 5 year lease agreement with the Company to lease space that it occupied in Northborough Massachusetts and the buyer also had a 5 year option to purchase the real estate that included the leased space. (See Note 3.) The pre-tax gain on the sale recognized in 1998 was $400,000.
    In 1998, the Company received payment of $200,000 on a note relating to the sale of a product line in 1997and has included this amount in the gain on sale of discontinued operations. The gain recognition from the note was deferred pending collection.
    As a result of the above, the operating results of BCT, MII, and MASI have been reported as discontinued operations.
    Net sales of BCT, MII and MASI amounted to $6,994,000 for the year ended December 31, 1998.


The earnings related to the above discontinued operations are presented in the Consolidated Statements of Operations under the caption "Earnings from discontinued operations" and include:

For the Years Ended December 31,                                                 2000   1999   1998
=======================================================================================================
                                                                                   (in thousands)
Earnings from operations (less applicable taxes of $66)                         $  -    $  -   $105
Gain (loss) on disposal (less applicable taxes of $60, $540, and $356)            (90)   809    575
-------------------------------------------------------------------------------------------------------
Earnings (loss) from discontinued operations                                    $ (90)  $809   $680
=======================================================================================================

    As a result of the BCT sale, on May 15, 1998 the Company paid a special nonrecurring cash distribution of $1.17 per share to stockholders of record on May 4, 1998. This special nonrecurring distribution totaled $4,827,000 and represented a substantial portion of the net cash proceeds from the sale of BCT.

(5) RECEIVABLES, NET: Receivables, net of allowances, consist of the following:

                                                                                                            2000         1999
====================================================================================================================================
Accounts receivable, less allowance for doubtful accounts of $175,000 and $93,000                        $4,250,248   $2,820,370
Refundable income taxes                                                                                          --      154,404
Amounts due from the sales of discontinued operations and assets                                            207,497      122,858
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         $4,457,745   $3,097,632
====================================================================================================================================

(6) INVENTORIES: Inventories consist of the following:                                                      2000         1999
====================================================================================================================================
Raw materials                                                                                            $3,088,730   $1,796,823
Work in process                                                                                           2,009,636    1,179,264
Finished goods                                                                                            1,314,907      353,712
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         $6,413,273   $3,329,799
====================================================================================================================================

(7) INCOME TAXES: The components of the provision (benefit) for income taxes are as follows:

                                                                                            2000         1999         1998
====================================================================================================================================
Current provision:
        Federal                                                                         $ 1,607,000    $ 149,000    $ 319,900
        State                                                                               418,000       39,000       17,400
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          2,025,000      188,000      337,300
------------------------------------------------------------------------------------------------------------------------------------
Deferred (benefit):
        Federal                                                                             (70,000)    (105,000)    (270,900)
        State                                                                                (5,000)     (15,000)     (79,000)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                            (75,000)    (120,000)    (349,900)
------------------------------------------------------------------------------------------------------------------------------------
        Total                                                                           $ 1,950,000    $  68,000    $ (12,600)
====================================================================================================================================

Notes Continued

The total income tax provision (benefit) differs from that computed by applying the federal income tax rate to income before income taxes. The reasons for the difference are as follows:

                                                   2000        1999         1998
=======================================================================================
Income taxes at statutory rates                $ 1,706,400    $ 76,900    $ 65,330
State income tax, net of federal tax benefit       272,600      15,800     (11,000)
Dividend exclusion                                 (34,500)    (32,000)    (26,100)
Non-deductible expenses                              4,000       4,600       4,800
Benefit of state operating loss carryforward            --          --     (45,000)
Other, net                                           1,500       2,700        (630)
---------------------------------------------------------------------------------------
                                               $ 1,950,000    $ 68,000    $(12,600)
=======================================================================================

    The tax effects of significant items comprising the Company's net deferred tax liability as of December 31, 2000 and 1999 are as follows:

                                                                                          2000           1999
===================================================================================================================
Deferred tax liabilities:
        Unrealized gain on marketable equity securities                                 $  574,700   $  613,800
        DISC commissions                                                                   428,100      481,600
        Depreciation                                                                       346,700      333,100
-------------------------------------------------------------------------------------------------------------------
        Total deferred tax liabilities                                                   1,349,500    1,428,500
-------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
        Inventory reserves                                                                 593,800      505,600
        Accrued expenses                                                                   168,100      229,900
        Allowance for doubtful accounts                                                     50,100       37,700
-------------------------------------------------------------------------------------------------------------------
        Total deferred tax assets                                                          812,000      773,200
-------------------------------------------------------------------------------------------------------------------
Net deferred tax liabilities                                                            $  537,500   $  655,300
===================================================================================================================

Other current assets include deferred income taxes of approximately $812,000 in 2000 and $773,000 in 1999.

(8) PROFIT SHARING AND SAVINGS PLAN: The Company has a trusteed profit sharing 401(k) plan that covers all qualified employees. Under the profit sharing section of the plan, the Company may make contributions to the plan at the discretion of the Board of Directors. Profit sharing expenses amounted to $186,000 in 2000, $35,000 in 1999, and $0 in 1998. Under the 401(k) section of the plan, the Company matched 50% of employee contributions up to 6% of compensation. Total Company contributions charged to operations were $79,000 in 2000, $58,000 in 1999, and $51,000 in 1998.

(9) ACCRUED LIABILITIES: Accrued liabilities consist of the following items:                   2000         1999
======================================================================================================================
Employee compensation                                                                       $1,195,000   $  270,276
Environmental costs                                                                             72,000      158,000
Other                                                                                          770,173      636,086
----------------------------------------------------------------------------------------------------------------------
                                                                                            $2,037,173   $1,064,362
======================================================================================================================

(10) NOTES PAYABLE: The Company has a secured demand line of credit with a bank amounting to $850,000 that is secured by marketable equity securities. The Company had no borrowings outstanding under the line of credit at December 31, 2000 and 1999. There is no compensating balance requirement or significant commitment fees under the arrangement.

Notes Continued

(11) LONG-TERM DEBT: At December 31, 1999, the current portion of long-term debt consisted of a 10% Term Debt Note with an original $2 million face amount due on June 30, 2000. In January 2000, the Company paid $745,000 in cash and issued 127,500 shares of common stock as payment in full for the $1 million portion outstanding. During 1999, the Company made a $1 million payment on this note. As part of the Agreement, the Company issued the lender transferable common stock warrants to purchase 127,500 shares of the Company's common stock at $3.17 per share less certain adjustments. The warrants were valued at $23,000 on the date of issuance.

(12) STOCKHOLDERS' EQUITY: The Company has 4,131,015 and 3,975,169 shares of its $.05 par value Common Stock outstanding at December 31, 2000 and 1999, respectively. During 1999, the Company acquired 100,200 shares of common stock at a cost of $242,623 and retired the shares.
    Under prior authorizations from the Board of Directors, the Company is authorized to purchase up to an additional 111,000 shares of stock through the open market or negotiated transactions
    The MATEC Corporation 1999 and 1992 Stock Option Plans allow for the granting of options to officers, key employees, and other individuals to purchase a maximum of 600,000 shares of the Company's common stock. The option price and terms are determined by the Company's Stock Option-Compensation Committee. The options granted may qualify as incentive stock options ("ISO's"). Through December 31, 2000, all options granted except for 90,000 options were ISO's. At December 31, 2000, the 1992 Plan has no options available for future grant and 375,604 common shares reserved for issuance upon exercise of the outstanding stock options. At December 31, 2000, the 1999 Plan has 52,416 options available for future grants and 97,584 common shares reserved for issuance upon exercise of the outstanding stock options.
    A summary of the status of the Company's two fixed stock option plans as of December 31, 2000, 1999, and 1998, and changes during the years ended on those dates is presented below:

                                                  2000                            1999                             1998
==============================================================================================================================
                                       Number      Weighted-Avg.    Number      Weighted-Avg.    Number       Weighted-Avg.
                                       of shares   Exercise Price   of shares   Exercise Price   of shares    Exercise Price
Outstanding, January 1                   239,035    $   2.37           69,997    $   1.99          102,751        $2.79
        Granted                          270,000        4.26          180,000        2.52           27,096         2.07
        Exercised                        (28,347)       1.92               --          --          (37,050)        2.73
        Forfeited                         (7,500)       2.39          (10,962)       2.29          (22,800)        2.82
==============================================================================================================================
Outstanding, December 31                 473,188        3.48          239,035    $   2.37           69,997        $1.99
==============================================================================================================================
Exercisable, December 31                  53,494    $   2.31           25,551    $   1.90           15,936        $1.94
==============================================================================================================================

    The following table summarizes information about fixed stock options outstanding at December 31, 2000:

                           Options Outstanding                                          Options Exercisable
====================================================================================================================================
                                                            Weighted-Average
                                                            ----------------
       Range of                 Number                 Remaining                                   Number              Weighted
       Exercise              Outstanding               Contractual          Exercise            Exercisable         Avg. Exercise
        Prices               at 12/31/00                 Life                 Price             at 12/31/00              Price
====================================================================================================================================
   $1.83 - 1.95                   26,188              6.6 years              $ 1.85                  16,594              $1.86
   $2.40 - 2.54                  177,000              8.6                      2.52                  36,900               2.52
   $3.42                         240,000              9.1                      3.42                       -                  -
   $11.04                         30,000              9.8                     11.04                       -                  -
====================================================================================================================================
                                 473,188              8.8                    $ 3.48                  53,494              $2.31
====================================================================================================================================

Notes Continued

    The Company applies APB Opinion No, 25 and related Interpretations in accounting for its plans.
    Pro forma net earnings and earnings per share information, as required by SFAS No. 123, "Accounting for Stock-Based Compensation", has been determined as if the Company had accounted for its employee stock options under the fair value method described by SFAS No. 123. The fair value of these options was estimated at the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions for 2000, 1999 and 1998: dividend yield of 0%, an expected option life of 7 years and an expected stock price volatility of the Company's common stock of 50% for 2000 and 40% in 1999 and 1998. The weighted average risk-free interest rates were 6.6% in 2000, 6.1% in 1999 and 4.6% in 1998. The estimated weighted-average fair value per option at the date of grant for options was $2.56 in 2000, $2.00 in 1999 and $1.81 in 1998. For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to expense over the five-year vesting period of the options. The pro forma effects of recognizing compensation expense under SFAS No. 123 would have decreased earnings from continuing operations by $95,000, $27,000 and $12,000 in 2000, 1999, and 1998, respectively. These pro forma decreases of net earnings would have reduced earnings per share by $.02 in 2000, $.01 in 1999 and would have no effect on earnings per share in 1998. The pro forma effects to net earnings reflect options granted since 1995. Therefore, the full impact of calculating compensation expense under SFAS No. 123 is not reflected above, since the compensation cost is reflected over the options vesting period of five years and options granted prior to 1995 are not considered.

(13) EARNINGS PER SHARE: The computation of basic and diluted earnings per share from continuing operations is as follows:

=======================================================================================================
                                                                2000           1999           1998
=======================================================================================================
BASIC:
Earnings from continuing operations                         $3,068,902     $  158,156     $  204,747
Weighted average shares outstanding                          4,107,079      4,022,675      4,093,244
=======================================================================================================
Basic earnings per share from continuing operations         $      .75     $      .04     $      .05
=======================================================================================================

DILUTED:
Earnings from continuing operations                         $3,068,902     $  158,156     $  204,747
Add: interest impact, net of tax, from the assumed debt
   reduction from the conversion of warrants                     4,420             --             --
-------------------------------------------------------------------------------------------------------
Adjusted earnings from continuing operations                $3,073,322     $  158,156     $  204,747
-------------------------------------------------------------------------------------------------------
Weighted average shares outstanding                          4,107,079      4,022,675      4,093,244
Dilutive effect of stock options outstanding, using the
   treasury stock method                                       241,849         19,731          3,326
Conversion of warrants                                           9,432             --             --
-------------------------------------------------------------------------------------------------------
Diluted weighted average shares outstanding                  4,358,360      4,042,406      4,096,570
=======================================================================================================
Diluted earnings per share from continuing operations       $      .70     $      .04     $      .05
=======================================================================================================

In 1999 and 1998, the effect of the outstanding warrants to purchase 127,500 shares was antidilutive.

(14) OTHER INCOME (EXPENSE), NET: Other, net consists of the following items:

                                                                              2000          1999           1998
===================================================================================================================
Dividends                                                                 $144,908     $ 134,557      $ 108,680
Real estate operations                                                      19,912       (11,025)       (38,947)
-------------------------------------------------------------------------------------------------------------------
                                                                          $164,820     $ 123,532      $  69,733
===================================================================================================================


(15) INDUSTRY SEGMENT: The Company operates in one segment: the design, production, import, and sale of quartz crystals and oscillators and ultrasonic transducer devices.

    During 2000, two customers accounted for approximately 21% and 13% of net sales. No customer accounted for more than 10% of net sales in 1999 and 1998. Export sales amounted to $6,065,000, $2,768,000 and $3,118,000 in 2000, 1999,
and 1998, respectively. Sales to customers located in Canada accounted for approximately 49%, 48% and 42% of total export sales in 2000, 1999 and 1998, respectively.

Notes Continued

(16) QUARTERLY FINANCIAL DATA (UNAUDITED): Selected unaudited quarterly financial data for 2000 and 1999 is set forth below: First Second Third Fourth

                                                                              First       Second       Third      Fourth
===========================================================================================================================
                         2000                                                     (in thousands, except per share data)
Net sales from continuing operations                                         $ 5,426      $ 6,287      $7,219     $7,476
Gross profit                                                                   1,624        1,893       2,131      2,213
Earnings (loss) before income taxes                                            1,881          831         943      1,364
Net earnings (loss) from:
        Continuing operations                                                  1,129          499         565        876
        Discontinued operations                                                  (90)          --          --         --
---------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                 $ 1,039      $   499      $  565     $  876
===========================================================================================================================

Basic earnings (loss) per share:
        Continuing operations                                                $   .27      $   .12      $  .14     $  .21
        Discontinued operations                                                 (.02)          --          --         --
---------------------------------------------------------------------------------------------------------------------------
                                                                             $   .25      $   .12      $  .14     $  .21
===========================================================================================================================

Diluted earnings (loss) per share:
        Continuing operations                                                $   .26      $   .11      $  .13     $  .20
        Discontinued operations                                                 (.02)          --          --         --
---------------------------------------------------------------------------------------------------------------------------
                                                                             $   .24      $   .11      $  .13     $  .20
===========================================================================================================================

                         1999
Net sales from continuing operations                                         $ 2,400      $ 3,355      $3,974     $4,297
Gross profit                                                                     361          580         999      1,392
Earnings (loss) before income taxes                                             (365)        (217)        255        553
Net earnings (loss) from:
        Continuing operations                                                   (245)        (144)        166        381
        Discontinued operations                                                   30          705          74         --
---------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                                           $ (215)     $   561      $  240     $  381
===========================================================================================================================
Basic and diluted earnings (loss) per share:
        Continuing operations                                                $  (.06)     $  (.04)     $  .04     $  .10
        Discontinued operations                                                  .01          .18         .02         --
---------------------------------------------------------------------------------------------------------------------------
                                                                             $  (.05)     $   .14      $  .06     $  .10
===========================================================================================================================


Earnings per share calculations for each of the quarters are based on the weighted average number of shares outstanding for each period and the sum of the quarters may not necessarily be equal to the full year earnings per share amounts.
    Earnings (loss) per share amounts have been restated to give retroactive treatment for the three-for-two stock split distributed on November 27, 2000.
    In the first quarter of 2000, net earnings from continuing operations includes a gain on sale of assets of $736,000 ($.18 basic earnings per share and $.17 diluted earnings per share). See Note 3.
    In the fourth quarter of 2000, net earnings from continuing operations includes gains on sale of assets amounting to $171,000 ($.04 basic and diluted earnings per share). See Note 3.
    In 1999, the net earnings from discontinued operations result from gains recognized on the sale of discontinued operations.

(17) SUBSEQUENT EVENT: ON February 27, 2001, the Company entered into a bank credit arrangement which includes an unsecured $2 million 5 year term promissory note and an unsecured $1.25 million revolving line of credit. The interest rate on the term note is 6.62% and borrowings under the line of credit bear interest at LIBOR plus either 1.4% or 1.5% based on the option term chosen by the Company. There are no compensating balance or commitment fees under the arrangement. The credit arrangement includes certain typical financial covenants. Proceeds from the term note will be used primarily to fund capital expenditures. The line of credit will be used mainly to fund working capital needs. This debt arrangement replaces the $850,000 line of credit.

Independent Auditors' Report



TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF MATEC CORPORATION:

     We have audited the accompanying consolidated balance sheets of MATEC Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MATEC Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Boston, Massachusetts
February 16, 2001
(February 27, 2001 as to Note 17)

                            COMMON STOCK INFORMATION

MATEC common stock is listed and traded on the American Stock Exchange under the symbol MXC. On October 23, 2000, the Company announced a three-for-two stock split in the form of a stock dividend effective November 27, 2000 for stockholders of record on November 9, 2000. The range of high and low prices, adjusted for the three-for-two stock split, during each quarter for the past two years is shown below:

For the years ended December 31,                                                          2000                     1999
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     High         Low         High       Low
------------------------------------------------------------------------------------------------------------------------------------
        4th quarter                                                                 $13.29       $5.50       $4.17      $2.50
        3rd quarter                                                                  15.33        5.67        2.75       2.33
        2nd quarter                                                                  10.83        3.67        2.59       2.21
        1st quarter                                                                   5.17        3.42        2.83       2.33
------------------------------------------------------------------------------------------------------------------------------------

During 2000, the Company paid a $.13 per share (adjusted for the three-for-two-stock split) cash dividend. No dividend was paid in 1999.

The number of stockholders of record on February 28, 2001 was 1,011. This number does not include stockholders for whom shares are held in a "nominee" or "street" name.