Form 10-K405, Exhibit 13
period 2001-12-31
MATEC CORP/DE/
filed 2002-03-26
CIK 85608

Exhibit 13

Five Year Financial Summary

	2001	2000	1999	1998	1997
Years Ended December 31,	(in thousands, except per share data)
Continuing operations:
Net sales	$16,897	$26,408	$14,026	$12,062	$12,915
Gross profit	2,287	7,861	3,332	2,672	3,189
Earnings before income taxes	4,294	5,019	226	192	93
Income (taxes) benefit	(1,543)	(1,950)	(68)	13	(27)
Earnings	2,751	3,069	158	205	66
Discontinued operations — net	—	(90)	809	680	422
Net earnings	$2,751	$2,979	$967	$885	$488
Basic earnings (loss) per share: (1)
Continuing operations	$.66	$.75	$.04	$.05	$.02
Discontinued operations	—	(.02)	.20	.17	.10
	$.66	$.73	$.24	$.22	$.12
Diluted earnings (loss) per share: (1)
Continuing operations	$.64	$.70	$.04	$.05	$.02
Discontinued operations	—	(.02)	.20	.17	.10
	$.64	$.68	$.24	$.22	$.12
Cash dividends per share (1)	$—	$.13	$—	$1.17	$—
Total assets, end of year:
Continuing operations	$18,841	$19,654	$16,532	$16,502	$14,782
Discontinued operations	—	—	—	—	7,144
	$18,841	$19,654	$16,532	$16,502	$21,926
Long-term debt, end of year	$1,277	$—	$—	$1,993	$1,989

(1)          Amounts reflect a 3 for 2 stock split distributed on November 27, 2000.

Management’s Discussion and Analysis

Financial Condition

Cash and cash equivalents amounted to $5,960,000 at December 31, 2001 and have increased $4,333,000 from the December 31, 2000 level. The cash increase resulted primarily from the sale of marketable equity securities and proceeds received from long-term debt.

Accounts receivable, net decreased $2,150,000 from the 2000 level mainly as a result of the lower fourth quarter sales in 2001 compared to the comparable period in 2000.  Inventory decreased $1,944,000 from the 2000 level mainly as a result of an additional  $1,700,000 inventory provision for excess inventory due to the lower sales volume.  The $1,742,000 decrease in accounts payable is mainly due to the timing of inventory and capital equipment purchases.  Accrued liabilities decreased $1,201,000 from last year primarily due to the decreased provisions for profit sharing and incentive compensation expense and lower sales commission expense.

Capital expenditures amounted to $2,176,000 in 2001 as the Company completed its installations of a semi-automatic production line, a new computer information system, and building improvements. The Company’s capital budget for 2002 is approximately $450,000.

During 2001, the Company sold its investment in marketable equity securities and received  $5,951,600 in cash and sold its ownership share of real estate located in New Jersey and received $182,700 in cash after estimated expenses.  The Company recorded a total pre-tax gain of $5,671,000 on these sales.

Under a revolving line of credit and term note agreement with a bank, the Company borrowed $2 million under the term note portion of the agreement and repaid $319,000 of this debt during 2001.  At December 31, 2001, the Company had an unused revolving line of credit of $1,250,000 under this agreement.

The Company believes that, based on its current working capital, the expected cash flows from operations and its current debt arrangements, its resources are sufficient to meet the financial needs and to fund the capital expenditures for the projected levels of business in 2002.

Results of Operations - 2001 versus 2000

Net sales from continuing operations decreased $9,511,000 or 36% from 2000.  The main reason for the sales decrease from last year was the sharp drop in the demand for the Company’s products from the telecommunications, networking, and wireless markets. The Company began to experience a drop-off in market demand during the first quarter of 2001 as customers began reporting slower growth rates and excess inventory levels.  This drop-off in demand continued through the end of 2001.  In addition, some customers requested order cancellations and push-out of deliveries.  As a result of this continued market weakness, the Company’s backlog at December 31, 2001 was $1.4 million compared to $16.4 million at December 31, 2000.

The gross profit percentage decreased to 14% in 2001 from 30% in 2000. The decrease in the margin percentage for 2001 was mainly due to an additional $1.7 million inventory provision for excess inventory and the negative impact of allocating the fixed overhead expenses over the lower sales level.  Direct labor costs increased about 1.3% points over 2000 and material costs decreased about 2% points from 2001 mainly as a result of changes in sales mix.

Selling and advertising expenses decreased $626,000 (21%) from 2000 mainly due to lower sales commission expense to both the Company’s employees and outside manufacturers’ representatives as a result of the decrease in sales.

General and administrative expenses decreased $267,000 (16%) from 2000.  The reduction in the provision for the management incentive bonus offset in part by increased personnel expenses was the primary reason for the lower expense.

During 2001, the Company sold its investment in marketable equity securities and its ownership share of real estate located in New Jersey and recorded a total pre-tax gain of $5,671,000 on these sales.  Interest income decreased $62,000 from 2000 due to a combination of both lower average cash balance and lower interest rates in 2001.  Interest expense increased $85,000 from 2000 due to increased levels of debt outstanding during 2001.

The effective income tax rate for 2001 was 36% compared to 39% in 2000. The lower rate in 2001 was primarily due to a lower effective state tax rate in the current year.

Based on the significant decreases in sales and gross profit in 2001, the Company reported an operating loss of $1,458,000 in 2001 compared to an operating profit of $3,222,000 in 2000.  Nonoperating income amounted to $5,753,000 in 2001 versus $1,796,000 in 2000.  As a result, the Company reported pre-tax earnings from continuing operations of  $4,294,000 in 2001 compared to $5,019,000 in 2000.  Earnings from continuing operations amounted to $2,751,000 in 2001 versus $3,069,000 in 2000.  Discontinued operations reported a loss of $90,000 in 2000.  In total, the Company reported net earnings of $2,751,000 in 2001 compared to $2,979,000 in 2000.

Results of Operations - 2000 versus 1999

Net sales from continuing operations increased $12,382,000 or 88% over 1999.  Strong bookings during 2000 coupled with a $4.1 million higher backlog at the beginning of 2000 compared to that at the beginning of 1999 were the main reasons for the sales increase.  Bookings during 2000 amounted to $36.4 million compared to $18.1 million in 1999.  The book to bill ratio in 2000 was 1.4 to 1 compared to 1.3 to 1 in 1999. The backlog at December 31, 2000 was $16.4 million compared to $6.4 million at December 31, 1999.  The strong market demand from the networking, telecommunications, and wireless markets were mainly responsible for the increases in the sales, bookings and backlog amounts.  During 2000, the Company experienced some late deliveries to customers with some of its products.  In an effort to improve its response to customer delivery demands, the Company continued its expansion plans which included a semi-automatic production line and process improvements in its Hopkinton, MA facility, further equipment investment in its Russian operation and additional outside supplier relationships.

The gross profit percentage increased to 30% in 2000 from 24% in 1999. The increase in the margin percentage was mainly due to the favorable effects of allocating the fixed overhead expenses over the increased sales volume.  Overall direct labor and material costs as percentages of sales remained fairly consistent during both years.

Selling and advertising expenses increased $789,000 (36%) over 1999 mainly due to higher sales commission expense to the Company’s outside manufacturers’ representatives as a result of the increase in sales.

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

Quantitative and Qualitative Disclosures about Market Risk

The Company’s cash balances in excess of operating requirements are currently invested in money market accounts. These money market accounts are subject to interest rate risk and interest income will fluctuate in relation to general money market rates. Based on the cash and cash equivalent balance at December 31, 2001, and assuming the balance was totally invested in money market instruments for the full year, a hypothetical 1% point decline in interest rates would result in an approximate $59,500 decrease in interest income.

The Company purchases certain inventory from and sells product in foreign countries. As these activities are currently transacted in U.S. dollars, they are not subject to foreign currency exchange risk. However, significant fluctuation in the currencies where the Company purchases inventory or sells product could make the U.S. dollar equivalent of such transactions more or less favorable to the Company and the other involved parties.

Forward-Looking Statements

This Annual Report, including Management’s Discussion and Analysis, the Letter to Stockholders and Operations, contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Words such as “expects”, “believes”, “estimates”, “plans” or similar expressions are intended to identify such forward-looking statements. The forward-looking statements are based on the Company’s current views and assumptions and involve risks and uncertainties that include, but not limited to: the ability to develop, market and manufacture new innovative products competitively, the fluctuations in product demand of the telecommunications industry, the ability of the Company and its suppliers to produce and deliver materials and products competitively, and the ability to limit the amount of the negative effect on operating results caused by pricing pressure.

Recent accounting pronouncements

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities”, for the year beginning January 1, 2001.  The adoption of the standard had no material effect on the Company’s results of operations or financial position.  In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141 “Business Combinations”.  SFAS No. 141 eliminates the pooling-of-interest method of accounting for business combinations and  modifies the application of the purchase accounting method for all business combinations initiated after June 30, 2001.  The  adoption of SFAS No. 141 had no impact on the financial statements of the Company.

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142 “Goodwill and Intangible Assets”.   SFAS No. 142, effective for fiscal years beginning after December 15, 2001, requires that upon adoption, amortization of goodwill will cease and instead, the carrying values of goodwill and certain intangible assets will be evaluated for impairment on an annual basis.  In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”, effective for years beginning after June 15, 2002.  SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, effective for years beginning after December 15, 2001. SFAS No. 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121 and the accounting and certain reporting provisions of APB No. 30 relating to the disposal of a segment of business.  The Company is currently evaluating the effects of these Statements, however, the adoption of SFAS Nos. 142, 143, and 144 is not expected to have a material effect on the Company’s financial position, results of operations and cash flows.

Consolidated Balance Sheets

December 31,	2001	2000
Assets
Current assets:
Cash and cash equivalents	$5,959,755	$1,626,626
Receivables, net	2,307,353	4,457,745
Inventories	4,469,315	6,413,273
Deferred income taxes and other current assets	1,468,446	860,086
Total current assets	14,204,869	13,357,730
Property, plant and equipment, at cost:
Land and improvements	242,546	222,552
Buildings and improvements	1,996,354	1,436,773
Machinery and equipment	7,671,229	6,263,494
	9,910,129	7,922,819
Less accumulated depreciation	5,382,954	4,871,039
	4,527,175	3,051,780
Other assets:
Marketable equity securities	—	2,975,780
Miscellaneous	108,854	268,819
	$18,840,898	$19,654,109
Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt	$403,390	$—
Accounts payable	475,405	2,216,582
Accrued liabilities	835,640	2,037,173
Income taxes	120,992	191,542
Total current liabilities	1,835,427	4,445,297
Deferred income taxes	754,045	1,349,513
Long-term debt	1,277,401	—
Stockholders’ equity:
Preferred stock, $1.00 par value-Authorized 1,000,000 shares; issued, none	—	—
Common stock, $.05 par value-Authorized 10,000,000 shares; issued and outstanding: 4,152,515 and 4,131,015 shares	207,626	206,550
Capital surplus	4,810,220	4,761,522
Retained earnings	9,956,179	7,204,831
Accumulated other comprehensive income	—	1,686,396
Total stockholders’ equity	14,974,025	13,859,299
	$18,840,898	$19,654,109

See notes to consolidated financial statements.

Consolidated Statements of Operations

For the Years Ended December 31,	2001	2000	1999
Net sales	$16,897,138	$26,407,735	$14,026,229
Cost of sales	14,609,911	18,547,183	10,693,902
Gross profit	2,287,227	7,860,552	3,332,327
Selling and advertising expenses	2,365,802	2,991,528	2,202,113
General and administrative expenses	1,379,880	1,646,587	1,079,663
	3,745,682	4,638,115	3,281,776
Operating profit (loss)	(1,458,455)	3,222,437	50,551
Other income (expense):
Gains on sales of marketable equity securities and assets	5,670,873	1,511,384	—
Interest income	67,760	130,151	206,791
Interest expense	(94,511)	(9,890)	(154,718)
Other, net	108,681	164,820	123,532
	5,752,803	1,796,465	175,605
Earnings from continuing operations before income taxes	4,294,348	5,018,902	226,156
Income tax expense	(1,543,000)	(1,950,000)	(68,000)
Earnings from continuing operations	2,751,348	3,068,902	158,156
Earnings (loss) from discontinued operations	—	(90,000)	809,000
Net earnings	$2,751,348	$2,978,902	$967,156

Basic earnings (loss) per share:
Continuing operations	$.66	$.75	$.04
Discontinued operations	.00	(.02)	.20
	$.66	$.73	$.24

Diluted earnings (loss) per share:
Continuing operations	$.64	$.70	$.04
Discontinued operations	.00	(.02)	.20
	$.64	$.68	$.24

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31,	2001	2000	1999
Cash Flows from Operating Activities:
Earnings from continuing operations	$2,751,348	$3,068,902	$158,156
Adjustments to reconcile earnings from continuing operations to net cash provided (used) by operating activities:
Depreciation and amortization	700,915	610,411	568,051
Changes in deferred income taxes	(491,000)	(75,000)	(120,000)
Gains on sales of marketable equity securities and assets	(5,670,873)	(1,511,384)	—
Other	—	2,280	4,440
Changes in assets and liabilities:
Receivables, net	2,340,924	(1,429,878)	(1,171,322)
Inventories	1,943,958	(3,159,863)	(536,758)
Other current assets	(71,313)	(10,335)	14,505
Accounts payable and accrued liabilities	(2,942,710)	1,762,600	805,973
Income taxes, net	(137,065)	(204,957)	(528,541)
Net cash (used) by operating activities	(1,575,816)	(947,224)	(805,496)
Cash Flows from Investing Activities:
Capital expenditures	(2,176,310)	(1,275,764)	(716,324)
Collection of notes receivable	228,498	159,553	149,411
Proceeds from sales of assets	6,134,257	1,909,308	—
Other, net	(8,065)	(8,065)	(8,065)
Net cash provided (used) by investing activities	4,178,380	785,032	(574,978)
Cash Flows from Financing Activities:
Proceeds from long-term debt	2,000,000	—	—
Payments on long-term debt	(319,209)	(745,000)	(1,000,000)
Purchases of common stock	(31,602)	—	(242,623)
Dividends paid	—	(547,830)	—
Stock options exercised	81,376	53,967	—
Net cash provided (used) by financing activities	1,730,565	(1,238,863)	(1,242,623)
Cash Provided (Used) by Discontinued Operations	—	(90,000)	1,225,000
Net Increase (Decrease) in Cash and Cash Equivalents	4,333,129	(1,491,055)	(1,398,097)
Cash and Cash Equivalents at beginning of year	1,626,626	3,117,681	4,515,778
Cash and Cash Equivalents at end of year	$5,959,755	$1,626,626	$3,117,681
Supplemental Disclosures of Cash Flow Information
Cash paid during the year by continuing operations for:
Interest	$94,511	$9,980	$154,718
Income taxes	$2,281,262	$2,423,941	$340,929

Noncash Investing and Financing Activities:

In connection with the sale of certain assets of a product line in 2000, the Company recorded a receivable of $295,000.

During 2000, the Company issued 127,500 common shares upon the conversion of the lender’s warrants as payment for $255,000 of debt. (See Note 10)

See notes to consolidated financial statements.

Consolidated Statements of Stockholders’ Equity

					Accumulated
					Other
	Common	Stock	Capital	Retained	Comprehensive
	Shares	Amount	Surplus	Earnings	Income
Balance, January 1, 1999	4,075,369	$203,768	$4,572,905	$3,931,658	$1,783,123
Net earnings	—	—	—	967,156	—
Purchases and retirement of common stock	(100,200)	(5,010)	(112,558)	(125,055)	—
Unrealized (loss) on marketable equity securities	—	—	—	—	(38,690)
Balance, December 31, 1999	3,975,169	198,758	4,460,347	4,773,759	1,744,433
Net earnings	—	—	—	2,978,902	—
Cash dividend paid ($.13 per share)	—	—	—	(547,830)	—
Exercise of stock options	28,346	1,417	52,550	—	—
Conversion of debt	127,500	6,375	248,625	—	—
Unrealized (loss) on marketable equity securities	—	—	—	—	(58,037)
Balance, December 31, 2000	4,131,015	206,550	4,761,522	7,204,831	1,686,396
Net earnings	—	—	—	2,751,348
Exercise of stock options	31,500	1,576	79,800	—	—
Purchases and retirement of common stock	(10,000)	(500)	(31,102)	—	—
Reclassification adjustment for realized gain included in net earnings	—	—	—	—	(1,686,396)
Balance, December 31, 2001	4,152,515	$207,626	$4,810,220	$9,956,179	$—

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

For the Years Ended December 31,	2001	2000	1999
Net earnings	$2,751,348	$2,978,902	$967,156
Other comprehensive income (loss), before tax:
Less reclassification adjustment for realized gain included in net earnings, net of income tax expense of $575,000	(1,686,396)	—	—

Unrealized (loss) on marketable equity securities, net of income tax benefit of $39,000 and $26,000	—	(58,037)	(38,690)
Other comprehensive (loss), net of tax	(1,686,396)	(58,037)	(38,690)
Comprehensive income	$1,064,952	$2,920,865	$928,466

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1)         Description of Business — The Company’s business is conducted through its Valpey-Fisher subsidiary, which is involved in the design, production, import, and sale of quartz crystals and oscillators and ultrasonic transducer devices.

(2)         Summary of Significant Accounting Policies:

        Principles of consolidation — The accompanying consolidated financial statements include the accounts of MATEC

Corporation and its wholly owned subsidiaries.  Significant intercompany balances and transactions have been eliminated in consolidation.

        Use of estimates — The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates.  Estimates include reserves for accounts receivable and inventory, useful lives of property, plant and equipment, accrued liabilities, and deferred income taxes.

        Fair value of financial instruments —  The carrying amounts of cash, cash equivalents, accounts payable and accrued expenses approximate fair value because of their short-term nature.  Marketable equity securities were recorded in the financial statements at aggregate fair value. The carrying amounts of the Company’s debt instruments approximate fair value (Notes 9 and 10).

        Cash equivalents — The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.  Cash equivalents are stated at cost plus accrued interest, which approximates market value.  The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.  At December 31, 2001, the majority of the Company’s cash and cash equivalents balance were in excess of  the applicable insurance limits.

        Inventories — Inventories are stated at the lower of cost or market and are determined by the first-in, first out method (FIFO).

        Property, plant and equipment — The Company uses the straight-line method of providing for depreciation and amortization of property, plant and equipment for financial reporting purposes and accelerated methods for tax purposes. The estimated lives used to compute depreciation and amortization are as follows: land improvements — 10 years, building and improvements - 15 to 40 years and machinery and equipment — 3 to 10 years.

        Marketable equity securities — At December 31, 2000, marketable equity securities consisted of common stocks and were valued under Statement of Financial Accounting Standards (“SFAS”) No. 115 “Accounting for Certain Investments in Debt and Equity Securities”. Under SFAS No. 115, the Company had classified these securities as “available for sale” and were carried at fair value, with unrealized gains, net of taxes excluded from earnings and reported as a component of stockholders’ equity.

        During 2001, the Company sold its investment in marketable equity securities which consisted of 517,527 shares of MetroWest Bank common stock and realized a gross gain of $5,519,200.  At December 31, 2000, this investment had a fair market value (based on quoted market prices) of $2,975,780.  The gross unrealized gains amounted to $2,265,396 at December 31, 2000.  Prior to the sale of the MetroWest Bank common stock, The Chairman and Chief Executive Officer of the Company was the Chairman of MetroWest Bank and a Director of the Company was the Chief Executive Officer of MetroWest Bank.

        Revenue recognition — In December 1999, the Securities and Exchange Commission (“SEC”) released Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition”, which sets forth the SEC’s views on appropriate revenue recognition practices.  The Company believes that its current revenue recognition practices are in accordance with SAB No. 101.  Revenue is recognized when products are shipped.

        Income taxes — The Company computes deferred income taxes based on the differences between the financial statement and tax basis of assets and liabilities using enacted rates in effect in the years in which the differences are expected to reverse.

        Common stock split - On October 23, 2000, the Company announced a 3 for 2 common stock split in the form of a stock dividend to result in the issuance of one additional share of common stock for every two shares of common stock outstanding.  The stock split was effective for stockholders of record on November 9, 2000 and was distributed on November 27, 2000.  For periods prior to the effective date, all common share and per share amounts contained in this report were restated to reflect the split.

        Earnings per share — Basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net earnings adjusted for the after-tax interest expense reduction that would arise from the assumed conversion of the warrants, if dilutive, by the diluted weighted average shares outstanding. Diluted weighted average shares includes the weighted average number of common shares outstanding, the weighted average number of common shares that would have been outstanding if potentially dilutive common shares relating to stock options had been issued using the treasury stock method and the weighted average number of shares issued upon the conversion of the warrants, if dilutive.

        Stock compensation plans — The Company applies the intrinsic value method, APB Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations in accounting for its stock option plans.

        Comprehensive income (loss) —  Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. At December 31, 2000, the only component of other comprehensive income (loss) for the company was unrealized holding gains (losses) on available for sale marketable equity securities.

        Recent accounting pronouncements - The Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, on January 1, 2001.  The impact of the adoption was not material to the financial statements of the Company.  In June 2001, the Financial Accounting Standards Board (“FASB”) approved for issuance SFAS No. 141 “Business Combinations”.  SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and eliminates the pooling-of-interest method.  The adoption of SFAS No. 141 had no impact on the financial statements of the Company.

        In June 2001, the FASB approved for issuance SFAS No. 142 “Goodwill and Intangible Assets”.   SFAS No. 142, effective for fiscal years beginning after December 15, 2001, requires that upon adoption, amortization of goodwill will cease and instead, the carrying values of certain intangible assets will be evaluated for impairment on an annual basis.  In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”, effective for years beginning after June 15, 2002.  SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, effective for years beginning after December 15, 2001.

SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of.  The Company is currently evaluating the effects of these Statements, however, the adoption of SFAS Nos. 142, 143, and 144 is not expected to have a material effect on the Company’s financial position, results of operations and cash flows.

(3)                 Gains on Sales of Marketable Equity Securities and Assets: In the fourth quarter of 2001, the Company sold its investment in marketable equity securities which consisted of 517,527 shares of MetroWest Bank common stock for $5,951,600 in cash.  The Company recorded a pre-tax gain of  $5,519,200 on the sale.  The Company had valued these securities under SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” and had classified these securities as “available for sale”.  At December 31, 2000, this investment had a fair market value (based on quoted market prices) of $2,975,780 and the net unrealized gain included in  “Accumulated Other Comprehensive Income” amounted to $1,686,400.

        As part of the proceeds from the sale of its Bergen Cable Technologies, Inc. subsidiary, (BCT”) in 1998 (see Note 4), the Company received a 10% stock and membership interest in the acquiring entities, Bergen Cable Technology, Inc. (“BCTI”) and Bergen Real Estate L.L.C. (“BRE”).   In the second quarter of 2001, the real estate owned by BRE was sold.  The Company received $182,700 in cash after estimated expenses for its ownership share in this company and recorded a pre-tax gain of $151,700 on the sale.

        In the first quarter of 2000, the Company sold its common stock investment in BCTI received $1,319,000 in cash after estimated expenses and recorded a pre-tax gain of $1,226,000 on the sale.  The above gain did not include the Company’s share of the sale escrow balance, less any claims for indemnity thereon, if any, to be distributed to the Company on or before January 4, 2002.  The Company received $155,000 in cash in January 2002 as its estimated share of the escrow balance, less estimated claims thereon.  The Company will record a gain on this escrow balance in 2002.

        In the fourth quarter of 2000, the Company sold its real estate complex located in Northborough, Massachusetts for $550,000 in cash.  None of the Company’s operations were located in this facility.  The Company recorded a pre-tax gain of $272,000 on the sale.

        In the fourth quarter of 2000, the Company sold certain assets of its piezoelectric and optical components product line.  Sales proceeds consisted of approximately $40,000 in cash, a secured promissory note in the principal amount of $210,000 bearing interest at prime rate (4.75% at December 31, 2001) and a $103,000 noninterest bearing receivable discounted to $85,000 based on an imputed interest rate of 9.5%.  The Company recorded a pre-tax gain of $13,000 on this sale.  Sales from this product line amounted to approximately $987,000 in 2000 and $1,082,000 in 1999.

(4)         Discontinued Operations: In 1998, the Company sold all the assets of BCT.  As a result of this sale, the Company was required to perform environmental cleanup at the BCT site.  During the first quarter of 2000, the Company expensed $150,000 to increase the environmental expense accrual to reflect the revised estimate to complete the remediation.  This after-tax expense of  $90,000 is presented in the Consolidated Statements of Operations under the caption “Earnings (loss) from discontinued operations”.  As of December 31, 2001, $800,000 has been expensed for the cleanup and $38,000 is accrued for future payments.  These costs represent the Company’s best estimate, but the ultimate costs will not be known until the remediation is complete.

        As part of the purchaser price for the sale of BCT’s assets in 1998, the Company received a 12% subordinated promissory note in the principal amount of $1.25 million (“BCT Note”) and a 10% stock and membership interest in BCTI and BRE.  Since the acquiring entity had significant third-party debt compared to its equity and the Company’s note was subordinated to the third party debt, the Company deferred any gain on the BCT note and did not assign any value to the stock portions of the sale until cash payments were received by the Company in 1999.  In 1999, the Company received $1.2 million in note payments and recorded a corresponding pre-tax gain on the disposal of discontinued operations during 1999. The $1.2 million in note payments were accepted as payment in full for the $1.25 million outstanding note receivable balance. After full payment of the note receivable balance in 1999, the Company recorded a pre-tax gain of $1,349,000 ($809,000 after-tax) and recognized the fair market value of the common stock received of $124,000.  This gain is presented in the Consolidated Statements of Operations under the caption “Earnings (loss) from discontinued operations”.

(5) Receivables, net: Receivables, net of allowances, consist of the following:

	2001	2000
Accounts receivable, less allowance for doubtful accounts of $396,000 and $175,000	$1,909,324	$4,250,248
Refundable income taxes	282,000	—
Amounts due from the sales of discontinued operations and assets	116,029	207,497
	$2,307,353	$4,457,745

(6) Inventories, net: Inventories, net of reserves, consist of the following:

	2001	2000
Raw materials	$3,572,844	$3,088,730
Work in process	306,087	2,009,636
Finished goods	590,384	1,314,907
	$4,469,315	$6,413,273

(7) Income Taxes: The components of the provision (benefit) for income taxes are as follows:

	2001	2000	1999
Current provision:
Federal	$1,726,000	$1,607,000	$149,000
State	308,000	418,000	39,000
	2,034,000	2,025,000	188,000
Deferred (benefit):
Federal	(388,000)	(70,000)	(105,000)
State	(103,000)	(5,000)	(15,000)
	(491,000))	(75,000)	(120,000
Total	$1,543,000	$1,950,000	$68,000

   The total income tax provision (benefit) differs from that computed by applying the federal income tax rate to income before income taxes. The reasons for the difference are as follows:

	2001	2000	1999
Income taxes at statutory rates	$1,460,100	$1,706,400	$76,900
State income tax, net of federal tax benefit	135,300	272,600	15,800
Other, net including dividend exclusion	(52,400)	(29,000)	(24,700)
	$1,543,000	$1,950,000	$68,000

   The tax effects of significant items comprising the Company’s net deferred tax liability as of December 31, 2001 and 2000 are as follows:

	2001	2000
Deferred tax assets:
Inventory reserves	$1,090,500	$593,800
Accrued expenses	155,000	168,100
Allowance for doubtful accounts	103,400	50,100
Total deferred tax assets	1,348,900	812,000

Deferred tax liabilities:
Depreciation	379,400	346,700
DISC commissions	374,600	428,100
Unrealized gain on marketable equity securities	—	574,700
Total deferred tax liabilities	754,000	1,349,500
Net deferred tax assets (liabilities)	$594,900	$(537,500)

Other current assets include deferred income taxes of approximately $1,349,000 in 2001 and $812,000 in 2000.

(8) Profit Sharing and Savings Plan: The Company has a trusteed profit sharing 401(k) plan that covers all qualified employees. Under the profit sharing section of the plan, the Company may make contributions to the plan at the discretion of the Board of Directors. Profit sharing expenses amounted to $ 0 in 2001, $186,000 in 2000, and $35,000 in 1999.  Under the 401(k) section of the plan, the Company matched 50% of employee contributions up to 6% of compensation. Total Company contributions charged to operations were $58,000 in 2001, $79,000 in 2000, and $58,000 in 1999.

(9) Accrued Liabilities: Accrued liabilities consist of the following items:

	2001	2000
Employee compensation	$199,200	$1,195,000
Other	636,440	842,173
	$835,640	$2,037,173

(10) Borrowing Arrangements:  On February 27, 2001, the Company entered into a bank credit arrangement which includes an unsecured $2 million 5 year term promissory note and an unsecured $1.25 million revolving line of credit.  The interest rate on the term note is 6.62% and borrowings under the line of credit bear interest at LIBOR plus either 1.4% or 1.5% based on the option term chosen by the Company.  There are no compensating balance or commitment fees under the arrangement.  The credit arrangement includes certain typical financial covenants, including among other things, a minimum tangible net worth, an interest coverage ratio, and a limit on the total amount of capital stock repurchases.  The Company was in compliance with all such covenants at December 31, 2001.  The Company borrowed $2 million under the term note agreement and repaid $319,200 during 2001.  The principal payments due subsequent to December 31, 2001 are as follows: $403,400 in 2002 through 2005 and $67,200 in 2006.  The Company had no borrowings outstanding under the line of credit at December 31, 2001.

        In January 2000, the Company paid $745,000 in cash and issued 127,500 shares of common stock as payment in full for the $1 million remaining portion of a 10% $2 million Term Debt Note due on June 30, 2000.  As part of this transaction, the Company issued the lender transferable common stock warrants to purchase 127,500 shares of the Company’s common stock at $3.17 per share less certain adjustments.

(11) Stockholders’ Equity: The Company has 4,152,515 and 4,131,015 shares of its $.05 par value Common Stock outstanding at December 31, 2001 and 2000, respectively.  During 2001, the Company acquired 10,000 shares of common stock at a cost of $31,600 and retired the shares.  During 1999, the Company acquired 100,200 shares of common stock at a cost of $242,600 and retired the shares.

        Under prior authorizations from the Board of Directors, the Company is authorized to purchase up to an additional

101,000 shares of stock through the open market or negotiated transactions

        The MATEC Corporation 2001, 1999 and 1992 Stock Option Plans allow for the granting of options to officers, key employees, and other individuals to purchase a maximum of 800,000 shares of the Company’s common stock. The option price and terms are determined by the Company’s Stock Option-Compensation Committee. The options granted may qualify as incentive stock options (“ISO’s”). Through December 31, 2001, all options granted except for 90,000 options were ISO’s. At December 31, 2001, the 1992 Plan has 132,250 options available for future grant and 211,854 common shares reserved for issuance upon exercise of the outstanding stock options. At December 31, 2001, the 1999 Plan has 47,416 options available for future grants and 102,584 common shares reserved for issuance upon exercise of the outstanding stock options.  At December 31, 2001, the 2001 Plan has 200,000 options available for future grants.

        A summary of the status of the Company’s two fixed stock option plans as of December 31, 2001, 2000, and 1999, and changes during the years ended on those dates is presented below:

	2001		2000		1999
	Number of shares	Weighted-Avg. Exercise Price	Number of shares	Weighted-Avg. Exercise Price	Number of shares	Weighted-Avg. Exercise Price
Outstanding, January 1	473,188	$3.48	239,035	$2.37	69,997	$1.99
Granted	10,000	4.23	270,000	4.26	180,000	2.52
Exercised	(31,500)	2.59	(28,347)	1.92	—	—
Forfeited	(137,250)	2.81	(7,500)	2.39	(10,962)	2.29
Outstanding, December 31	314,438	3.89	473,188	3.48	239,035	$2.37
Exercisable, December 31	80,941	3.40	53,494	$2.31	25,551	$1.90

The following table summarizes information about fixed stock options outstanding at December 31, 2001:

Options Outstanding		Weighted-Average		Options Exercisable
Range of	Number	Remaining		Number	Weighted
Exercise	Outstanding	Contractual	Exercise	Exercisable	Avg. Exercise
Prices	at 12/31/01	Life	Price	at 12/31/01	Price
$1.83 - 1.95	26,188	5.6 years	$1.85	21,391	$1.86
$2.39 - 2.54	19,500	7.3	2.39	7,800	2.39
$3.42 - 4.28	242,500	8.2	3.45	46,500	3.42
$11.04	26,250	8.8	11.04	5,250	11.04
	314,438	8.1	$3.89	80,941	$3.40

        Pro forma net earnings and earnings per share information, as required by SFAS No. 123, “Accounting for Stock-Based Compensation”, has been determined as if the Company had accounted for its employee stock options under the fair value method described by SFAS No. 123. The fair value of these options was estimated at the grant date using the Black-Scholes option pricing model with the following assumptions for 2001, 2000 and 1999: dividend yield of 0%, an expected option life of 7 years and an expected stock price volatility of the Company’s common stock of 55% for 2001, 50% for 2000 and 40% for 1999.  The weighted average risk-free interest rates were 5.1% in 2001, 6.6% in 2000, and 6.1% in 1999. The estimated weighted-average fair value per option at the date of grant for options was $2.60 in 2001, $2.56 in 2000, and $2.00 in 1999. For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to expense over the five-year vesting period of the options. The pro forma effects of recognizing compensation expense under SFAS No. 123 would have decreased earnings from continuing operations by $73,000, $95,000 and $27,000 in 2001, 2000, and 1999, respectively.  These pro forma decreases of net earnings would have reduced earnings per share by $.02 in 2001 and 2000, and $.01 in 1999.

(12) Earnings Per Share: The computation of basic and diluted earnings per share from continuing operations is as follows:

	2001	2000	1999
Basic:
Earnings from continuing operations	$2,751,348	$3,068,902	$158,156
Weighted average shares outstanding	4,138,363	4,107,079	4,022,675
Basic earnings per share from continuing operations	$.66	$.75	$.04

Diluted:
Earnings from continuing operations	$2,751,348	$3,068,902	$158,156
Add: interest impact, net of tax, from the assumed debt reduction from the conversion of warrants	—	4,420	8,925
Adjusted earnings from continuing operations	$2,751,348	$3,073,322	$167,081
Weighted average shares outstanding	4,138,363	4,107,079	4,022,675
Dilutive effect of stock options outstanding, using the treasury stock method	139,125	241,849	19,731
Conversion of warrants	—	9,432	—
Diluted weighted average shares outstanding	4,277,488	4,358,360	4,042,406
Diluted earnings per share from continuing operations	$.64	$.70	$.04

In 1999 the effect of the outstanding warrants to purchase 127,500 shares was antidilutive.

(13) Other Income (Expense), net: Other, net consists of the following items:

	2001	2000	1999
Dividends	$108,681	$144,908	$134,557
Real estate operations	—	19,912	(11,025)
	$108,681	$164,820	$123,532

(14) Industry Segment: The Company operates in one segment: the design, production, import, and sale of quartz crystals and oscillators and ultrasonic transducer devices.

        One customer accounted for approximately 15% of net sales in 2001.  During 2000, two customers accounted for approximately 21% and 13% of net sales.  No customer accounted for more than 10% of net sales in 1999.  Export sales amounted to $3,916,000, $6,065,000, and $2,768,000 in 2001, 2000, and 1999, respectively. Sales to customers located in Canada accounted for approximately   48%, 49%, and 48% of total export sales in 2001, 2000, and 1999, respectively.

(15)  Quarterly Financial Data (unaudited): Selected unaudited quarterly financial data for 2001 and 2000 is set forth below:

	First	Second	Third	Fourth
2001	(in thousands, except per share data)
Net sales from continuing operations	$7,001	$4,913	$3,007	$1,976
Gross profit (loss)	2,016	1,225	408	(1,362)
Earnings (loss) before income taxes	830	289	(409)	3,584
Net earnings (loss) from: Continuing operations	498	173	(245)	2,325
Discontinued operations	—	—	—	—
Net earnings (loss)	$498	$173	$(245)	$2,325
Basic earnings (loss) per share: Continuing operations	$.12	$.04	$(.06)	$.56
Discontinued operations	—	—	—	—
	$.12	$.04	$(.06)	$.56
Diluted earnings (loss) per share: Continuing operations	$.11	$.04	$(.06)	$.55
Discontinued operations	—	—	—	—
	$.11	$.04	$(.06)	$.55
2000
Net sales from continuing operations	$5,426	$6,287	$7,219	$7,476
Gross profit	1,624	1,893	2,131	2,213
Earnings (loss) before income taxes	1,881	831	943	1,364
Net earnings (loss) from: Continuing operations	1,129	499	565	876
Discontinued operations	(90)	—	—	—
Net earnings	$1,039	$499	$565	$876
Basic earnings (loss) per share: Continuing operations	$.28	$.12	$.14	$.21
Discontinued operations	(.02)	—	—	—
	$.26	$.12	$.14	$.21
Diluted earnings (loss) per share: Continuing operations	$.27	$.11	$.13	$.20
Discontinued operations	(.02)	—	—	—
	$.25	$.11	$.13	$.20

Earnings per share calculations for each of the quarters are based on the weighted average number of shares outstanding for each period and the sum of the quarters may not necessarily be equal to the full year earnings per share amounts.

        In the second quarter of 2001, net earnings from continuing operations includes a gain on sale of assets of $91,200 ($.02 basic and diluted earnings per share).  See Note 3.

        In the fourth quarter of 2001, net earnings from continuing operations includes a gain on sale of assets of $3,460,000 ($.83 basic earnings per share and $.82 diluted earnings per share).  See Note 3.

        The fourth quarter of 2001gross profit (loss) includes a $1.7 million inventory write-off provision for excess inventory.

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

Independent Auditors’ Report

To the Board of Directors and Stockholders of MATEC Corporation:

        We have audited the accompanying consolidated balance sheets of MATEC Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2001.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MATEC Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Boston, Massachusetts
February 15, 2002

Common Stock and Stockholder Information

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

	2001		2000
For the years ended December 31,	High	Low	High	Low
4th quarter	$5.09	$3.51	$13.29	$5.50
3rd quarter	4.55	3.00	15.33	5.67
2nd quarter	5.65	3.75	10.83	3.67
1st quarter	9.00	4.25	5.17	3.42

No dividend was paid in 2001.  During 2000, the Company paid a $.13 per share (adjusted for the three-for-two stock split) cash dividend.

The number of stockholders of record on February 22, 2002 was 961. This number does not include stockholders for whom shares are held in a “nominee” or “street” name.